As filed with the Securities and Exchange Commission on September 9, 2011

File No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

SBM Financial, Inc.

(Exact name of registrant as specified in its charter)

Maryland	27-2513176
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2 Canal Plaza, Portland, Maine	04101
(Address of principal executive office)	(Zip Code)

Registrant’s telephone number, including area code: (207) 518-5600

Copies to:

Dennis W. Townley Corporate Secretary SBM Financial, Inc. 2 Canal Plaza Portland, Maine 04101 (207) 518-5604	William P. Mayer Paul W. Lee Goodwin Procter LLP Exchange Place Boston, MA 02109 (617) 570-1000

Securities to be registered pursuant to Section 12(b) of the Act: Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.01 per share

(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐		Accelerated filer	☐

Non-accelerated filer ☐	(Do not check if a smaller reporting company)	Smaller reporting company	☒

-i-

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this registration statement on Form 10 that are not statements of historical fact may constitute forward-looking statements. These statements generally are identified by the use of such words as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “seek,” “target,” “will,” “would” and similar expressions. Forward-looking statements include:

•	statements of our goals, intentions and expectations;

•	statements regarding our business plans and prospects and growth and operating strategies;

•	statements regarding the quality of our loan and investment portfolios;

•	statements regarding our capital levels; and

•	estimates of the risks and profitability of our businesses.

Forward-looking statements are subject to significant risks, assumptions and uncertainties, including, among other things, the following important factors that could affect the actual outcome of future events:

•	deterioration in current general economic conditions, either nationally or in our market areas, that affects our borrowers, depositors and other customers;

•	changes in the interest rate environment that reduce our lending margins;

•	regulatory restrictions that may attach if we do not achieve the financial results or capital levels that are set forth in our regulatory orders and submissions;

•	legislative or regulatory changes that adversely affect our business;

•	increased competition with other financial institutions;

•	our ability to develop new business and take advantage of growth opportunities;

•	changes in our customers’ spending, borrowing and savings habits;

•	changes in accounting policies and practices, as may be adopted by our regulators and the Financial Accounting Standards Board; and

•	changes in the management of our organization.

See Item 1A, “Risk Factors” for a description of some of the important factors that may affect actual outcomes.

Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. You should therefore not place undue reliance on the forward-looking statements, which speak only as of the date of this registration statement unless indicated otherwise. We undertake no obligation to publicly update or revise any forward-looking statements unless required by law.

Voluntary Filing

We are voluntarily filing this registration statement on Form 10 to become a reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Following the effective date of this registration statement, we will be obligated to file various reports required by the Exchange Act, including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K.

ITEM 1.	BUSINESS.

General

SBM Financial, Inc. (the “Company”) is a bank holding company incorporated under the laws of the State of Maryland in March 2010 to serve as the holding company for The Bank of Maine, formerly known as the Savings Bank of Maine (the “Bank”). The Bank is a federally chartered Federal Deposit Insurance Corporation (“FDIC”)-insured savings association with 33 statewide offices and 355 employees.

In March 2010, an application and plan for supervisory conversion (“VSC Plan”) was filed with the Office of Thrift Supervision (the “OTS”), the Bank’s principal regulator at the time. Under the VSC Plan, the Company proposed to (i) convert the Bank from mutual to stock form, (ii) provide new capital and management for the Bank, which was at that time operating under a Cease and Desist Order and Prompt Corrective Action Directive (the “Regulatory Orders”), and (iii) take certain other actions. The VSC Plan was approved by OTS in an Approval Order, dated May 6, 2010 (the “Approval Order”). See “—History of the Bank” and “—Regulation and Supervision—Regulatory Directives” below for further discussion of the Regulatory Orders and the Approval Order.

On May 26, 2010, the Company became the bank holding company for the Bank in a two-step merger transaction (the “Merger Transaction”) in which Savings Bank of Maine, MHC, a mutual bank holding company (“MHC”), was merged into Savings Bank of Maine Bancorp, a mid-tier holding company (“Bancorp”), which owned 100% of the stock of the Bank. Bancorp was then merged into the Company and the Company thereby became the owner of all of the stock of the Bank.

Contemporaneously with the Merger Transaction, the Company issued 600,000 shares of common stock to private investors for $100 per share or a total purchase price of $60.0 million, of which $52.5 million of the proceeds were invested in the Bank as new capital (the “Recapitalization Transaction”).

The Bank’s primary market area is Maine and southern New Hampshire, with its business currently concentrated in the following counties: Kennebec (thirteen branches), Aroostook (five branches) and the remaining fifteen branches spread over Cumberland, York, Lincoln, Sagadahoc, Washington and Penobscot counties. The Bank’s principal sources of funds are savings accounts, certificates of deposit, checking accounts (both interest and non-interest bearing) and borrowed funds.

The Bank’s loan portfolio is composed of commercial real estate loans, commercial business loans, residential mortgage loans, home equity loans and consumer loans.

At June 30, 2011, the Company had total assets of $788.0 million, deposits of $636.1 million and total equity capital of $109.9 million.

Unless the context indicates otherwise, all references to “we,” “us” and “our” refer to SBM Financial, Inc. and the Bank, our wholly-owned subsidiary, except that if the discussions relate to a period before May 26, 2010, these terms refer to the Bank and its then holding companies, Bancorp and MHC. All references to the “Bank” refer to The Bank of Maine, formerly known as the Savings Bank of Maine.

Business Strategy

The Bank offers a wide range of retail banking, commercial banking and financial services to its clients, many of whom are individuals and businesses located in the State of Maine. Our business strategy is to operate a profitable banking organization, with an emphasis on community banking. Our lending products include residential mortgage loans, consumer lending, commercial business loans to small and medium-sized businesses, commercial real estate loans, SBA loans and loans to healthcare professionals. We offer specialized deposit products, including deposit incentives, internet banking and selected investment services.

Our marketing strategy is to:

•	use a personal relationship approach to differentiate us from our larger competitors;

•	pursue commercial lending opportunities with small to mid-sized businesses that are underserved by our larger competitors;

•	cross-sell all of our products and services to our customers; and

•	create robust internet banking services so that the Bank can attract and service customers wherever they are located.

Growth Strategy

Our growth strategy is to build a superior community bank in the State of Maine and the surrounding areas with a significant market share (as defined by deposits and loans). We may expand into contiguous markets and new markets by de novo branching and/or acquisitions. We may evaluate the purchase of branches from other institutions, whole bank acquisitions and acquisitions involving failed or failing institutions.

We will focus on increasing our number of customer relationships, deposits, loans and profitability by taking advantage of customer dislocation in the market place created by other banks’ operating limitations or changes in priorities, as well as customer dissatisfaction. We also plan to create more business through our branch infrastructure with innovative products and services. In addition, we expect to expand, on a national basis, our financing services to healthcare professionals through our wholly-owned subsidiary HPF (as defined below under “—Subsidiaries”) and our residential mortgage originations.

History of the Bank

The Bank was founded in Gardiner, Maine in 1834 as Gardiner Savings Bank. It is the second oldest savings bank in Maine. Until 1971, the Bank operated solely from its main office in Gardiner. Full-service branches were established in Wiscasset, Maine in 1971 and in Richmond, Maine in 1976. Hallowell Savings and Loan Association was acquired in 1979 to establish a branch in Hallowell, Maine.

On March 1, 1986, Gardiner Savings Bank changed its charter to become a federal savings bank under the name Gardiner Savings Institution, FSB.

In 1988, the Bank established the Gardiner Savings Institution Charitable Foundation with an initial contribution of $100,000. Interest generated from this initial contribution and subsequent contributions is used to support community organizations in our service areas. Through June 30, 2011, the Foundation has supported hundreds of local non-profit organizations with contributions totaling more than $7.9 million. In addition, since 1985, the Bank has provided 347 scholarships totaling approximately $285,000 to graduating high school students in its market area. As of June 30, 2011, the Foundation had $1.7 million in deposits at the Bank and approximately $225.6 thousand in outstanding commitments.

Between 1987 and 1997, the Bank established or acquired 12 additional branches in new, but contiguous markets in Maine—Manchester, Augusta (two), Winthrop, Waterville (three), Brunswick (two), Bath, Topsham and Randolph. Between 2000 and 2005, we added four additional branches in Maine (Boothbay Harbor, Newcastle, Oakland and Readfield) and acquired Augusta Federal Savings & Loan Association.

The Bank established an Investment Department in 2002 and currently offers non-deposit investment products and services through an agreement with a registered broker dealer that operates on a national basis. The Investment Department provides financial advice to clients through employees who have dual roles as employees of the Bank as well as registered investment representatives of the broker dealer. As of June 30 2011, the Bank’s Investment Department managed approximately $64.5 million in assets. The Investment Department’s products and services include mutual funds, retirement plans (including traditional and ROTH IRAs, SIMPLE IRA Plans, Simple Ks, 403(b) and 401(k) plans), fixed and variable annuities, life insurance, long term care insurance, retirement planning, advisory accounts and full service brokerage accounts.

In 2007, the Bank acquired two financial institutions: First Citizens Bank, with five branches in northern Maine, and Calais Federal Savings & Loan Association, with two branches in Downeast Maine. In September 2008, the Bank acquired Rivergreen Bank, headquartered in Kennebunk, Maine, with three branches located in the growing southern Maine market.

In September 2007, the name of the Bank was changed from Gardiner Savings Institution, FSB, to Savings Bank of Maine.

During a portion of 2009 and all of 2010, the Bank and the Company operated under the Regulatory Orders and the Bank was designated as being in a “troubled condition.”

In May 2010, the Company and the Bank entered into the Merger Transaction and the Recapitalization Transaction as described above under “—General.” In connection with the Recapitalization Transaction, the Company entered into certain transactions to restructure indebtedness of the Company and the Bank as described below under “FINANCIAL INFORMATION—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity.”

In January of 2011, the OTS terminated the Regulatory Orders and the “troubled condition” determination and substituted two Memoranda of Understanding, one with the Company (the “Holding Company MOU”) and one with the Bank (the “Bank MOU,” and together with the Holding Company MOU, the “MOUs”), and also imposed an Individual Minimum Capital Requirement (“IMCR”) on the Bank. Upon its release from the Regulatory Orders and “troubled condition” status, the Bank resumed all normal banking activities, including lending, subject to the MOUs and the IMCR. See “—General” above and “—Regulation and Supervision—Regulatory Directives” below for additional information.

In May 2011, the name of the Bank was changed from Savings Bank of Maine to The Bank of Maine. In June 2011, the Bank opened its new headquarters office as well as a new branch in Portland, Maine.

Subsidiaries

Healthcare Professional Funding Corporation (“HPF”). HPF, a wholly-owned subsidiary established in late 2010 in Boston, Massachusetts, is in the business of making loans to healthcare professionals.

Yankee Title Company. Yankee Title Company, a wholly-owned subsidiary of the Bank, is a full service title company. It provides title examinations, prepares title insurance policies, prepares closing documents for residential and commercial transactions and conducts closings. Yankee Title Company was an independently owned title company for over 25 years before it was purchased by the Bank in 2000.

Cobbossee Service Corporation. Cobbossee Service Corporation, a wholly-owned subsidiary of the Bank, provides mail processing services for the Bank and other customers. It has provided the Bank’s statement processing since it was acquired in 2001.

Real Estate Owned Subsidiaries. The Bank currently has five wholly-owned subsidiaries, four of which hold real estate and one which holds equipment and inventory that the Bank has acquired from defaulted borrowers in bankruptcy, foreclosure or other proceedings. These subsidiaries are maintained as long as the Bank owns the property and are dissolved when the property is sold.

Market Area

We serve communities throughout Maine, as well as two counties in southern New Hampshire, through 33 branches stretching from one of Maine’s southernmost municipalities (York) to one of its northernmost municipalities (Fort Kent), and from central Maine to the state’s easternmost border at Calais. In addition to ATM service at each branch, we operate eleven stand-alone ATMs at strategically located non-branch sites. We also serve a national market for mortgage originations and provide, by means of our subsidiary, HPF, financing for healthcare professionals.

Lending

We currently focus our lending activities primarily on the following products: residential real estate mortgages; commercial real estate and industrial business loans, including loans to healthcare professionals; Small Business Administration (“SBA”) loans; home equity loans and consumer loans. Beginning in January 2011, when the Bank began lending again as described above in “—History of the Bank,” the Bank de-emphasized all types of commercial real estate lending and focused instead, in the short-term, on increasing other categories of loans in its portfolio.

Under our policies, loans or lending relationships with one borrower in excess of $1.0 million must be approved by a loan committee of the Bank, those in excess of $2.5 million must be approved by a loan committee of the Bank’s board of directors and those in excess of $5.0 million must be approved by the full board of directors of the Bank. We set interest rates on our loans after considering our internal cost of funds, applicable margins, market demand and the borrower’s overall risk rating and relationship with the Bank.

Loan Portfolio Composition. The following table sets forth the composition of our loan portfolio by type of loan at June 30, 2011 and December 31, 2010 (dollars in thousands).

	June 30, 2011		December 31, 2010
	Amount	Percent	Amount	Percent
Real estate loan
Residential 1-4 family	$140,087	23.2%	$143,700	23.4%
Construction 1-4 family	281	0.1%	1,261	0.2%
Commercial real estate	276,945	45.9%	296,626	48.2%
Commercial real estate construction	22,680	3.8%	24,183	3.9%
Home equity lines of credit	90,133	14.9%	91,663	14.9%

	530,126	87.9%	557,433	90.6%

Commercial business loans	54,164	9.0%	38,327	6.2%

Consumer installment loans	18,474	3.1%	19,896	3.2%

Total loans	602,764	100.00%	615,656	100.0%

Less:
Allowance for loan losses	(25,925)		(31,691)
Net deferred loan fees	(180)		(383)

Net loans receivable	$576,659		$583,582

Loan Originations. For the six months ended June 30, 2011 and for the year ended December 31, 2010, our total net loan originations were $51.0 million and $38.6 million, respectively.

Residential Real Estate Mortgage Lending. We originate fixed and adjustable rate residential mortgages. Historically, we have obtained this business primarily from depositors and customers. A majority of the residential real estate mortgage loans we have originated have been made on owner-occupied properties within Maine. In 2011, we began to expand our residential real estate mortgage originations to a national market, but with an initial focus on the eastern United States. Of the residential real estate mortgages that we originate, we typically retain the adjustable rate mortgages and sell our fixed rate mortgages in the secondary mortgage market. The average loan balance of residential real estate mortgage loans in our portfolio has historically been less than $100,000.

For the six months ended June 30, 2011 and the year ended December 31, 2010, we originated $32.6 million and $64.3 million, respectively, in residential real estate mortgage loans, $22.2 million and $60.6 million, respectively, of which were sold into the secondary market. The remaining residential real estate mortgage loans were retained and held in the portfolio. At June 30, 2011 and December 31, 2010, respectively, $111.6 million and $115.1 million, or respectively 18.5% and 18.7% of our total loan portfolio, consisted of residential real estate mortgage loans with variable rates.

Our origination fees on residential real estate mortgage loans are market driven. Generally accepted accounting principles require that certain fees received, net of certain origination costs, be deferred and amortized over the contractual life of the loan. Net deferred fees or costs associated with loans that are prepaid or sold are recognized as income at the time of prepayment or sale. We had $0.2 million and $0.4 million of net deferred loan fees as of June 30, 2011 and December 31, 2010, respectively.

Residential real estate mortgage loans are generally originated in accordance with the guidelines established by the Federal National Mortgage Association (“Fannie Mae”), the Federal Home Loan Mortgage Corporation (“Freddie Mac”) or the guidelines of the investor to which the mortgage will be sold, with the exception of some residential real state mortgage loans offered to meet customer needs outside of Fannie Mae and Freddie Mac loan limits and/or guidelines. Residential real estate mortgage loans that do not meet Fannie Mae and Freddie Mac guidelines are approved under the Bank’s policies to be held in the Bank’s portfolio. The Bank retains the servicing rights when a residential mortgage is held in the Bank’s portfolio and may either retain or transfer the servicing rights with the mortgage if it is sold to a third party. We may require borrowers to obtain private mortgage insurance on the portion of the principal amount of the mortgage that exceeds 80% of the appraised value of the mortgaged property, with any exceptions being approved by the Bank’s loan committee. Properties securing our residential real estate mortgage loans are appraised by approved independent appraisers. We require borrowers to obtain title insurance, hazard insurance, and if necessary, flood insurance.

We historically have sold substantially all our fixed rate residential real estate mortgage loans to Fannie Mae and Maine State Housing Authority. Recently, we began selling a substantial percentage of fixed rate residential real estate mortgages that we originate to other national investors with which we have entered into agreements.

Commercial Real Estate Lending. As of June 30, 2011 and December 31, 2010, respectively $276.9 million and $296.6 million or respectively 45.9% and 48.2% of our total loan portfolio, was secured by commercial real estate, including office and medical buildings, retail shopping centers, mini-storage facilities, industrial use buildings, hospitality buildings, golf courses and warehouses. Substantially all of our commercial real estate loans are secured by properties located in our market area.

Commercial real estate loans are generally priced at a higher rate of interest than single family residential real estate mortgage loans. Typically these loans have higher loan balances, require a greater degree of due diligence and ongoing monitoring and involve a greater degree of risk than residential real estate mortgage loans. Debt service is usually funded from the business of the owner of the premises or the businesses of tenants and therefore may be directly affected by adverse changes in the economic environment. If the borrower is an entity, we generally require and obtain personal guarantees from anyone with a 20% or more ownership interest in that entity.

The average loan size in our commercial real estate loan portfolio was $208,000 and $204,000, respectively, as of June 30, 2011 and December 31, 2010.

Construction and Land Development Loans. Our construction and land development loans fall into the four categories listed below:

•	residential construction loans, consisting of loans to homeowners, builders and developers for the construction of single family residences;

•	residential land development loans, consisting of loans to builders and developers of single family subdivisions;

•	non-residential construction loans, consisting of construction loans to owners of commercial development projects; and

•	multi-family construction loans to builders, developers and owners of multi-family projects.

The following discussion describes our historical lending practices and loan commitments currently outstanding for construction and land development loans.

—Residential real estate construction loans. We have originated residential construction loans primarily to experienced homeowners, builders and developers in Maine and southern New Hampshire to finance the construction of residential real estate. Our loan officers, who reside in our branch office market areas, provide loan origination and local management and monitoring of borrowing relationships. The maximum loan-to-value ratio applicable to residential real estate construction loans is generally 80% of appraised value upon completion of the home. While maturity dates for residential construction loans are largely a function of the estimated construction period of the home, they generally do not exceed one year. Residential real estate construction loans are structured as one-step construction/permanent loans involving one closing for both the construction loan and the permanent loan.

At June 30, 2011 and December 31, 2010, we did not have any residential real estate construction loan commitments outstanding.

—Residential land development loans. We have originated residential land development loans primarily to builders and developers in Maine and southern New Hampshire to finance the construction of single family subdivisions. These loans often fund the purchase of the land, infrastructure improvements and construction of the homes. While maturity dates for these loans are largely a function of the estimated construction period of the project, they generally do not exceed two years.

At June 30, 2011 and December 31, 2010, our residential land development loan commitments amounted to $9.4 million and $12.0 million, respectively, or respectively 41.4% and 49.5% of our total construction and land development loan portfolio.

—Non-residential construction loans. We have made construction loans to owners for commercial development projects. The projects include retail, office/warehouse, mixed use and office buildings, including non-owner-occupied and owner-occupied buildings. These loans generally have an interest-only phase during construction and convert to permanent financing when construction is completed. The maximum loan-to-value ratio applicable to these loans is 75% of the appraised value at completion.

At June 30, 2011 and December 31, 2010, we did not have any non-residential construction loan commitments outstanding.

—Multi-family construction loans. We have originated multi-family construction loans primarily to builders, developers or owners of multi-family properties in southern New Hampshire. These loans generally have an interest-only phase during construction and convert to permanent financing when construction is completed. The maximum loan-to-value ratio applicable to these loans is 75% of the appraised value at completion.

At June 30, 2011 and December 31, 2010, we did not have any multi-family construction loan commitments outstanding.

Home Equity Loans. We originate home equity lines of credit, typically with variable rates, and all are retained in our loan portfolio. At June 30, 2011 and December 31, 2010, our home equity loans amounted to $90.1 million and $91.7 million, respectively, or respectively 14.9% and 14.9% of our total loan portfolio. The undrawn commitments of home equity lines at June 30, 2011 and December 31, 2010 were $74.9 million and $74.3 million, respectively. Substantially all of these loans are in our primary market area. Underwriting standards generally limit total loan to value ratios to no greater than 80%.

Commercial Business Loans. We originate commercial and industrial (“C&I”) business loans primarily in Maine and in southern New Hampshire. Our C&I borrowers include manufacturing, service, and distribution companies. We offer a range of commercial business lending products to customers in our target markets, including working capital and equipment financing loans. In making a loan, we evaluate a borrower’s ability to make principal and interest payments and the value of the collateral securing the loan. We evaluate debt-to-equity ratios, cash flow coverage, management experience and guarantees. To help manage our overall risk profile, we require our C&I borrowers to maintain a depository relationship with the Bank. To support that requirement, we provide a full range of deposit products and related services including merchant, remote deposit capture and cash management services. In 2011, we also began making loans to healthcare professionals through HPF. These loans are considered C&I loans.

At June 30, 2011 and December 31, 2010, our C&I loan portfolio amounted to $54.1 million and $38.3 million, respectively, or 9.0% and 6.2%, respectively, of our total loan portfolio.

Asset Quality and Reserves. At June 30, 2011 and December 31, 2010, our non-performing loans were $49.1 million and $75.9 million, respectively. Total non-performing assets, which includes non-performing loans and other real estate owned, were $58.4 million and $83.9 million, respectively at such dates. At June 30, 2011 and December 31, 2010, our allowance for loan losses was $25.9 million and $31.7 million, or 4.3% and 5.2% of total loans, respectively.

Other Real Estate Owned (“REO”) and Other Repossessed Assets. The following table shows our REO and Other Repossessed Assets by original loan type at June 30, 2011 and December 31, 2010.

	At June 30, 2011	At December 31, 2010
	(In Thousands)
Real estate loans
Residential 1-4 family	$1,001	$1,125
Construction 1-4 family	—	—
Commercial real estate	6,191	4,932
Commercial real estate construction	1,998	1,730
Home equity lines of credit	73	59

Subtotal	9,263	7,846

Commercial business loans	—	—

Consumer installment loans	91	35

Total	$9,354	$7,881

Investment Activities

Our Bank Asset Liability Committee (“ALCO”) administers our investment policy, monitors portfolio strategies and recommends changes to policy and strategies to our Board of Directors. On a periodic basis, ALCO reports to our Board of Directors, summarizing our investment holdings with market values and listings of all purchases and sales of investment securities. Consistent with our policies, we consider a number of factors when making investment decisions, including the marketability, maturity and tax consequences of proposed investments. Our selection of the maturity of our investments will be affected by market conditions, including the current and anticipated slope of the yield curve, the level of interest rates, the trend of new deposit inflows and the anticipated demand for funds to satisfy deposit withdrawals and loan originations and purchases.

We manage our investment portfolio to provide liquidity when loan demand is high, to assist in maintaining earnings when loan demand is low and generally to maximize earnings while managing credit, reinvestment, liquidity and interest rate risks.

ALCO has engaged a nationally recognized consulting firm to advise it regarding the Bank’s investment portfolio, as well as asset and liability management analysis, and meets with a representative of that firm on a periodic basis. The Bank also has relationships with broker-dealer firms which provide investment transaction advice and trading services.

At June 30, 2011 and December 31, 2010, our investment portfolio consisted principally of obligations of the U.S. Government and U.S. Government-sponsored enterprises. From time to time, investment levels may increase or decrease depending upon contractual commitments under our retail agreements to repurchase, which are collateralized by these investments, yields available on investment opportunities, management’s projections of demand for funding loan originations, deposit withdrawals and for other reasons.

At June 30, 2011 and December 31, 2010, we had 21 and 26 securities, respectively, with a total fair value of $74.1 million and $40.7 million, respectively, which included a net unrealized gain of $1.3 million and $0.8 million, respectively. The Bank did not hold securities of a single issuer with a book value in excess of 10% of shareholders’ equity at June 30, 2011 and December 31, 2010.

At June 30, 2011 and December 31, 2010, the available-for-sale category of our portfolio was comprised of U.S. Government-sponsored enterprise obligations and had a weighted average yield of 2.9% and 0.3%, respectively.

At December 31, 2010, the held-to-maturity category of our portfolio was comprised of U.S. Government-sponsored enterprise obligations and had a weighted average yield of 3.37%. We did not have any securities classified as held-to-maturity at June 30, 2011.

As a member of the Federal Home Loan Bank (“FHLB”) of Boston, we are required to own a certain amount of capital stock in the FHLB of Boston. The amount is based on our outstanding advances from FHLB of Boston and other requirements. The redemption of any excess stock we hold is subject to time period limitations and is at the discretion of the FHLB of Boston. The carrying value of our FHLB stock totaled $4.8 million and $4.8 million at June 30, 2011 and December 31, 2010, respectively.

Temporarily impaired securities are a result of market value changes and are expected to regain their lost value with future market shifts; other-than-temporarily impaired securities are not expected to regain their full value because of an issuer default or other reason. During 2010, the Bank determined one of its marketable securities was other-than-temporarily impaired. The Bank recorded an impairment write-down of $31,000 related to this investment during 2010.

Deposit Activities and Other Sources of Funds

Deposits. A major source of our funds for lending and investment activities is deposits. As of June 30, 2011 and December 31, 2010, total deposits were $636.1 million and $638.4 million, respectively, and our core deposits were $623.3 million and $619.3 million, respectively.

Our core deposits consist of demand deposits, all NOW (negotiable order of withdrawal) and MMDAs (money market deposit accounts, other savings deposits and time deposits under $250,000 and excluding all brokered deposits). We rely on customer service, convenience, marketing and a range of competitively priced deposit products and services to attract and retain deposits.

Our depositors are primarily residents of Maine and Maine-based businesses and public entities. Deposit inflows and outflows are influenced significantly by interest rates and other market conditions. In setting interest rates, we consider current market rates, maturities, customer preferences and profitability of deposits versus other sources of funds.

At June 30, 2011 and December 30, 2010, we had $485,026 and $0 of brokered deposits. The brokered deposits shown at June 30, 2011 were accepted in error and will not be renewed.

At June 30, 2011 and December 30, 2010, we had $0 million and $34.3 million, respectively, in deposits from QwickRate, a proprietary bank-only facility that matches banks seeking deposits with banks seeking to place funds in FDIC-insured bank accounts.

Loan Repayments. Loan repayments are also a major source of funds for our lending and other investment purposes. The six month period ended June 30, 2011 and the years ended 2010, 2009, and 2008 saw repayments of $109.6 million, $271.3 million, $311.7 million and $232.8 million, respectively.

Securities Sold Under Retail Agreements to Repurchase. Securities sold under retail agreements to repurchase are an additional source of funds. These arrangements, which are classified as secured borrowings, generally mature within one to four days from the transaction date. Securities sold under these agreements are reflected at the amount of cash received in connection with the transaction. The Bank may be required to provide additional collateral based on the fair value of the underlying securities. These accounts with customers of the Bank consist primarily of checking and savings accounts as well as short-term certificates of deposits. The average outstanding balance for such borrowings as of June 30, 2011 and December 31, 2010 was $29.2 million and $41.5 million, respectively, and the average cost was 0.2% and 0.4%, respectively.

FHLB of Boston and Federal Reserve Bank of Boston Borrowings. We also use both daily (short-term) and longer term advances from the FHLB of Boston to support our operations and to provide longer term funding to match better the duration of selected loan and investment maturities. We also collateralize deposits of certain municipal customers with letters of credit issued by the FHLB of Boston. Advances and letters of credit issued by the FHLB of Boston are collateralized by pledges of various loans held for investment, consisting of commercial real estate, residential 1-4 family, home equity lines of credit, non-owner-occupied and 5+ unit properties, as well as U.S. Government obligations and U.S. Government-sponsored agency obligations. The FHLB of Boston applies a discount to the gross collateral value of the assets pledged resulting in lendable “capacity” against which we may borrow. At June 30, 2011 and December 31, 2010, respectively, $150.6 million and $161.7 million of collateral was pledged to the FHLB of Boston, resulting in $87.4 million and $84.8 million, respectively, of borrowing capacity. Borrowings from the FHLB of Boston at June 30, 2011 and December 31, 2010, were $0 million and $53.8 million, respectively. The interest rate on daily borrowings fluctuates. At June 30, 2011 and December 31, 2010, the rate was 0.28% and 0.35%, respectively.

We have additional borrowing capacity through the Federal Reserve Bank of Boston. We have pledged certain home equity lines of credit held for investment as collateral for this borrowing capacity. At June 30, 2011 and December 31, 2010, $50.7million and $51.9 million, respectively, of collateral was pledged to the Federal Reserve Bank of Boston, resulting in $27.7 million and $22.7 million, respectively, of borrowing capacity. Effective November 2009, our borrowing capacity with the Federal Reserve Bank of Boston was classified as Secondary Credit and advances became subject to certain conditions under the Federal Reserve’s Discount Window-Secondary Credit program. We did not have any advances outstanding with the Federal Reserve Bank of Boston at June 30, 2011 or December 31, 2010.

Competition

The banking business is highly competitive. We face strong competition in originating loans and in attracting deposits within our historical target markets, the State of Maine and in southern New Hampshire, and going forward in the national residential mortgage origination market and the national healthcare professional lending market. Competition among financial institutions is based on interest rates offered on deposit accounts, interest rates charged on loans, other credit and service charges relating to loans, the quality and scope of the services rendered, the convenience of banking facilities, and, in the case of loans to commercial borrowers, relative lending limits. We compete with commercial banks, credit unions, savings institutions, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other mutual funds, as well as regional, national and international financial institutions that operate offices in our market areas and elsewhere. We compete for deposits and loans by advertising, by offering competitive products and rates and by consistently delivering high quality, personal service to our customers that results in a high level of customer satisfaction. Our key competitors for deposits within our largest market area (Kennebec County) and certain other markets of importance (Cumberland and York Counties) include a community bank (Kennebec Savings Bank) and two large commercial banks (TD Bank and KeyBank).

The following table displays data provided by the FDIC regarding our competition in the market areas listed below (our primary market areas), as of June 30, 2010, the latest date for which data was available:

At June 30, 2010
County	Branches	Deposits (In Thousands)	Market Share (By Deposits)	Rank (By Deposits)
Kennebec	13	$373,689	19.3%	3 of 11
Lincoln	3	46,639	4.4%	5 of 8
Sagadahoc	3	72,178	18.4%	2 of 7
Cumberland	2	29,102	0.2%	14 of 16
Aroostook	5	65,988	7.0%	5 of 7
Penobscot	1	9,814	0.5%	10 of 10
Washington	2	25,175	3.2%	6 of 6
York	3	43,366	1.7%	10 of 13

Our competition for loans comes principally from other Maine-based community banks, national and regional commercial banks, thrift savings institutions, credit unions, mortgage bankers and finance companies. Our market area has a high concentration of financial institutions, some of which are branches of large money center and regional banks. These include national lenders such as TD Bank, KeyBank and Bank of America, which have access to greater resources and are often able to make larger loans and access lower cost funding sources than the Bank. Despite these disadvantages, we compete with these financial institutions by offering outstanding customer service, local knowledge and decision making, and commitment to the communities we serve. We compete for loans principally through the quality of service we provide to borrowers while maintaining competitive interest rates, loan fees and other loan terms.

Employees

At June 30, 2011, we had 296 full-time employees and 59 part-time employees. Our employees are not represented by any collective bargaining group. We consider our employee relations to be good.

Regulation and Supervision

General

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act enacted on July 21, 2010 (the “Dodd-Frank Act”), the Bank, a federal savings association, which was chartered by the OTS and was previously subject to regulation by the OTS, became, as of July 21, 2011 (the one year “trigger date” from the enactment of the Dodd-Frank Act), subject to regulation, examination, supervision and enforcement by the Office of the Comptroller of the Currency (the “OCC”), as its principal federal regulator. The Bank is also subject to regulation by the FDIC as deposit insurer. The Bank must file periodic reports with its regulators describing its activities and financial condition. The Bank is also subject to certain reserve requirements and prudential and consumer protection regulations promulgated by the Federal Reserve Board. The federal system of banking supervision and regulation is intended primarily for the protection of depositors’ funds, the federal deposit insurance fund and the banking system as a whole, not investors or stockholders. As discussed in greater detail below, the regulation and supervision of the Bank is changing and will continue to change significantly as a result of the Dodd-Frank Act. The OCC has the authority to restrict or prohibit activities that it determines to be a serious risk to the financial safety, soundness or stability of the Bank and its subsidiaries. The Company is a unitary, non-diversified savings and loan holding company, which was previously subject to regulation by the OTS, and which became, as of July 21, 2011, subject to regulation and supervision by the Federal Reserve Board as a result of the Dodd-Frank Act.

The regulatory environment of the Company and the Bank is frequently altered by the enactment of new statutes and the adoption of new regulations as well as by revisions to, and evolving interpretations of, existing regulations. The federal banking agencies have significant discretion in the conduct of their supervisory and enforcement activities and their examination policies. Any change in such practices and policies, could have a material impact on our operations and stockholders.

The following discussion is intended to be a summary of the material statutes, regulations, and regulatory directives that are currently applicable to the Company and the Bank. It does not purport to be comprehensive or complete and it is expressly subject to and modified by reference to the text of the applicable statutes, regulations and directives.

Elimination of the OTS under the Dodd-Frank Act

The OCC adopted, effective July 21, 2011, subject to their renumbering and minor technical modifications, most preexisting OTS regulations (other than those dealing with preemption), that were previously applicable to thrifts, such as the Bank. The OCC has the authority to issue new regulations and guidance applicable to federal saving associations. The OCC may interpret and enforce the regulations and guidance applicable to thrifts, such as the Bank, in a manner different from the way they were interpreted and enforced by the OTS. The OCC may also conduct examinations of the Bank in a different manner from the OTS. The Company and the Bank are not yet in a position to determine the effect that regulation and supervision by the OCC will have on the Bank.

The Company remains a savings and loan holding company but is now subject to regulation and supervision by the Federal Reserve Board rather than the OTS. The preexisting regulations, orders, decisions, interpretations and other regulatory issuances of the OTS previously applicable to savings and loan holding companies (and nondepository subsidiaries of such holding companies) remain in effect but are enforced by the Federal Reserve Board. The Federal Reserve Board has the authority to issue new regulations and guidance applicable to savings and loan holding companies, such as the Company. The Federal Reserve Board may interpret and enforce the regulations and guidance applicable to savings and loan holding companies, such as the Company, in a manner different from the way they were interpreted and enforced by the OTS. The Federal Reserve Board may also conduct examinations of the Company in a different manner from the OTS. Further, pursuant to the Dodd-Frank Act, the Federal Reserve Board has the authority to directly examine all of the subsidiaries of a savings and loan holding company, including the Bank. The Federal Reserve Board has noted that savings and loan holding companies may engage in a wider array of activities than those permissible for bank holding companies and, unlike bank holding companies, are not subject to regulatory consolidated capital requirements. The Company is not yet in a position to determine the effect that regulation and supervision of the Company by the Federal Reserve Board will have on the Company or the Bank.

The Dodd-Frank Act

The Dodd-Frank Act comprehensively reformed the regulation of financial institutions, products and services. Certain of the provisions of the Dodd-Frank Act noted in this section are also discussed in other sections. Furthermore, many of the provisions of the Dodd-Frank Act require further study or rulemaking by federal agencies, a process which will take months and years to implement fully.

As noted above, the Dodd-Frank Act eliminated the OTS and transferred its supervisory authority for thrifts to the OCC (in the case of federally-chartered thrifts) and the FDIC (in the case of state-chartered savings associations) and its supervisory authority for savings and loan holding companies to the Federal Reserve Board Among other things, the Dodd-Frank Act provides for new capital standards that eliminate the treatment of trust preferred securities as Tier 1 capital. Existing trust preferred securities are grandfathered for banking entities with less than $15 billion of assets, such as the Company. The Dodd-Frank Act permanently raised deposit insurance levels to $250,000, retroactive to January 1, 2008, and provided unlimited deposit insurance coverage for transaction accounts through December 31, 2012, which is now mandatory for all insured depository institutions. Pursuant to modifications under the Dodd-Frank Act, deposit insurance assessments are now being calculated based on an insured depository institution’s assets rather than its insured deposits and the minimum reserve ratio of the FDIC’s Deposit Insurance Fund has been raised to 1.35%. The payment of interest on business demand deposit accounts is permitted by the Dodd-Frank Act. The Dodd-Frank Act authorized the Federal Reserve Board to regulate interchange fees for debit card transactions and established new minimum mortgage underwriting standards for residential mortgages. Further, the Dodd-Frank Act barred banking organizations, such as the Company, from engaging in proprietary trading and from sponsoring and investing in hedge funds and private equity funds, except as permitted under certain limited circumstances. The Dodd-Frank Act empowered the newly established Financial Stability Oversight Council to designate certain activities as posing a risk to the U.S. financial system and to recommend new or heightened standards and safeguards for financial institutions engaging in such activities.

The Dodd-Frank Act also established the Bureau of Consumer Financial Protection (the “CFPB”) as an independent bureau of the Federal Reserve Board. The CFPB has the exclusive authority to prescribe rules governing the provision of consumer financial products and services, which in the case of the Bank will be enforced by the OCC. Further, the Dodd-Frank Act established the Office of Financial Research, which has the power to require reports from financial services companies such as the Company.

Regulatory Directives

The Bank is subject to a number of continuing conditions in the Approval Order that approved the VSC Plan, as described under “BUSINESS—General” above, including the requirement for the Bank to obtain prior regulatory non-objection to the hiring and compensation arrangements with executive officers, the adherence to a business plan filed with the VSC Plan, and subsequently amended with regulatory consent, and the submission of periodic financials.

On January 3, 2011, the Bank entered into the Bank MOU and the Company entered into the Holding Company MOU with the OTS requiring (i) the Bank to reduce problem assets, develop and implement action plans with respect thereto and report on its progress with respect to such assets, (ii) the Bank to adopt and follow certain policies and procedures, (iii) the Bank to restrict acceptance of brokered deposits, (iv) the Company to report to the OTS on the Company’s progress relative to its business plan as filed with OTS at the time of the Voluntary Supervisory Conversion and updated thereafter and (v) the Company not to incur indebtedness or make capital distributions without obtaining prior OTS non-objection. The Bank was also made subject to an IMCR, which requires the Bank to maintain a Tier 1 (Core) Capital Ratio of 9% and a Total Risk-Based Capital Ratio of 13% (as such terms are defined under “—Regulation of Federal Savings Banks, Generally—Capital Requirements—Generally” below). As of June 30, 2011, the Bank is in compliance with the IMCR.

Regulation of Federal Savings Banks, Generally

—Business Activities. The Bank derives its lending and investment powers from the Home Owners’ Loan Act, as amended (“HOLA”), and the underlying OCC regulations. HOLA and the OCC regulations also limit federal savings associations’ authority to invest in certain types of loans or other investments. Permissible investments for federal savings associations include, but are not limited to, mortgage loans secured by residential and commercial real estate, commercial and consumer loans, certain types of debt securities, bank premises and certain other assets. Because the Bank was organized as a state chartered savings bank and converted from a state to a federal savings association charter prior to August 9, 1989, it also has grandfathered authority under Section 5(i)(4)(A) of HOLA to engage, to the extent authorized by the OCC, in activities and make investments authorized for Maine savings banks by Maine law. Under HOLA, the Bank may establish service corporations to engage in activities not permissible for the Bank to conduct directly, including certain real estate investments and securities and insurance brokerage activities. As discussed above, after July 21, 2011, these restrictions are now enforced and interpreted by the OCC.

—Loans-to-One Borrower Limitations. The Bank is generally subject to the same limits on loans-to-one borrower as a national bank. With specified exceptions, the Bank’s total loans or extensions of credit to a single borrower cannot exceed 15% of the Bank’s unimpaired capital and surplus. The Bank may lend additional amounts up to 10% of its unimpaired capital and surplus if the loans or extensions of credit are fully-secured by readily-marketable collateral.

—Qualified Thrift Lender Test. HOLA requires that federal savings associations generally comply with the Qualified Thrift Lender (“QTL”) test. Under the QTL test, federal savings associations generally are required to maintain at least 65% of their portfolio assets in “qualified thrift investments” for at least nine months of every twelve-month period. Alternatively, federal savings associations may satisfy the QTL test by qualifying as a “domestic building and loan association” as defined in the IRC. Pursuant to the amendments of HOLA under the Dodd-Frank Act, if a federal savings association fails the QTL test and is unable to correct that failure for a period of time, it must comply with restrictions on branching, activities and dividends. If a federal savings association fails to re-qualify as a QTL within one year of failing the QTL test, its holding company must register as a bank holding company with the Federal Reserve Board. The Dodd-Frank Act also codified the existing OTS policy that every savings association, including the Bank, become and remain a QTL. Because the Bank was organized as a state chartered savings bank prior to 1982 and converted to a federal savings association prior to August 9, 1989, it enjoys a grandfathered exemption from the QTL test.

—Capital Requirements—Generally. OCC regulations applicable to federal savings associations require such savings associations generally to meet three minimum capital standards:

•	a ratio of tangible capital to adjusted total assets (tangible capital ratio) of not less than 1.5%;

“Tangible capital” for this purpose is defined to include common stockholders’ equity (including retained earnings), noncumulative perpetual preferred stock and related earnings, and minority interests in consolidated subsidiaries, less intangibles and investments in certain “non-includable” subsidiaries.

•	a ratio of “core capital” to adjusted total assets (“Tier 1 (Core) Capital Ratio” or “leverage ratio”) of not less than 4%; and

“Core capital” (also called “Tier 1 Capital”) is defined similarly to tangible capital, but also includes certain qualifying supervisory goodwill and certain purchased credit card relationships.

•

a ratio of total capital (core and supplementary) to total risk-weighted assets (“Total Risk-Based Capital Ratio”) of not less than 8%, provided that the amount of supplementary capital used to satisfy this requirement may not exceed the amount of core capital.

“Supplementary capital” (also called “Tier 2 Capital”) for this purpose is defined to include cumulative and certain other preferred stock, mandatory convertible debt securities, subordinated debt and the allowance for loan and lease losses (up to a maximum of 1.25% of risk-weighted assets). In addition, up to 45% of unrealized gains on available-for-sale equity securities with a readily determinable fair value may be included in Tier 2 Capital.

In determining the amount of risk-weighted assets for purposes of the risk-based capital requirements, the savings association’s balance sheet assets and the credit conversion values of certain off-balance sheet items are multiplied by specified risk-weights, generally ranging from 0% for cash and obligations issued by the U.S. Government or its agencies to 100% for consumer and commercial loans, as specified by the OCC capital regulations based on the degree of risk deemed to be inherent in the particular type of asset.

The OCC has regulations regarding the capital adequacy of federal savings associations such as the Bank. Moreover, the OCC has corresponding regulations to implement the system of prompt corrective action established by Section 38 of the Federal Deposit Insurance Act (“FDIA”). Under the regulations, a savings association is “well capitalized” if it has: (1) a Total Risk-Based Capital Ratio of 10.0% or greater; (2) a Tier 1 (Core) risk-based capital ratio of 6.0% or greater; (3) a leverage ratio of 5.0% or greater; and (4) is not subject to any written agreement, order, capital directive or prompt corrective action directive to meet and maintain a specific capital level for any capital measure. A bank is “adequately capitalized” if it has: (1) a Total Risk-Based Capital Ratio of 8.0% or greater; (2) a Tier 1 (Core) risk-based capital ratio of 4.0% or greater; and (3) a leverage ratio of 4.0% or greater (3.0% under certain circumstances) and does not meet the definition of a “well capitalized” savings association. As noted above in “—Regulatory Directives,” the Bank is subject to an IMCR which requires it have a Tier 1 (Core) Capital Ratio of 9.0% and a Total Risk-Based Capital Ratio of 13.0%. As of the date of this filing, the Bank is in compliance with the IMCR.

Regulators also must take into consideration: (1) concentrations of credit risk; (2) interest rate risk and (3) risks from non-traditional activities, as well as an institution’s ability to manage those risks, when determining the adequacy of an institution’s capital. This evaluation will be made as a part of the institution’s regular safety and soundness examination. Further, the Bank is subject to certain additional minimum capital requirements and an informal supervisory agreement discussed above in the section titled “—Regulatory Directives.”

Generally, a bank, upon receiving notice that it is not adequately capitalized (i.e., that it is “undercapitalized”), becomes subject to the prompt corrective action provisions of Section 38 of FDIA that, for example, (i) restrict payment of capital distributions and management fees, (ii) require that the OCC monitor the condition of the institution and its efforts to restore its capital, (iii) require submission of a capital restoration plan, (iv) restrict the growth of the institution’s assets and (v) require prior regulatory approval of certain expansion proposals. A bank that is required to submit a capital restoration plan must concurrently submit a performance guarantee by each company that controls the bank. A bank that is “critically undercapitalized” (i.e., has a ratio of tangible equity to total assets that is equal to or less than 2.0%) will be subject to further restrictions, and generally will be placed in conservatorship or receivership within 90 days.

Pursuant to Section 171 of the Dodd-Frank Act (more commonly known as the “Collins Amendment”), the capital requirements applicable to bank holding companies will become applicable to savings and loan holding companies, such as the Company, on July 21, 2015. These capital requirements are substantially similar to those applicable to the Bank. For bank holding companies, the minimum Tier 1 risk-based capital ratio is 4% and the minimum Total Risk-Based Capital Ratio is 8%. In addition to the risk-based capital requirements, the Federal Reserve Board requires top rated bank holding companies to maintain a minimum leverage capital ratio of Tier 1 capital (defined by reference to the risk-based capital guidelines) to its average total consolidated assets of at least 3.0%. For most other bank holding companies, the minimum leverage ratio is 4.0%. Bank holding companies with supervisory, financial, operational or managerial weaknesses, as well as bank holding companies that are anticipating or experiencing significant growth, are expected to maintain capital ratios well above the minimum levels. Pursuant to the Collins Amendment, the capital requirements generally applicable to insured depository institutions as of July 21, 2010 will serve as a floor for any capital requirements the Federal Reserve Board may establish for the Company as a savings and loan holding company. Also, as noted above, the Collins Amendment eliminated the treatment of trust preferred securities as Tier 1 capital, however, trust preferred securities issued before May 19, 2010, are grandfathered for banking entities with less than $15 billion of assets, such as the Company. The Company does not have any outstanding trust preferred securities.

The Company and the Bank have not elected, and do not expect to elect, to calculate their risk-based capital requirements under the Internal-Ratings Based and Advanced Measurement Approaches (commonly referred to as the “advanced approaches” or “Basel II”) proposed by the Basel Committee on Banking Supervision (the “Basel Committee”), as implemented in the United States by the federal banking agencies. In connection with Basel II, the federal banking agencies also issued, in 2008, a joint notice of proposed rulemaking that sought comment on implementation in the United States of certain aspects of the “standardized approach” of the international Basel II Accord (the “Standardized Approach Proposal”). However, the federal banking agencies have delayed finalizing the Standardized Approach Proposal until they can determine how best to eliminate its reliance on credit ratings, as required by Section 939A of the Dodd-Frank Act. Regardless, the Company does not currently expect to calculate its capital ratios in accordance with the Standardized Approach Proposal.

In response to the recent financial crisis, the Basel Committee released additional recommended revisions to existing capital rules throughout the world. These proposed revisions are intended to protect financial stability and promote sustainable economic growth by setting out higher and better capital requirements, better risk coverage, the introduction of a global leverage ratio, measures to promote the build up of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards (collectively, “Basel III”). The federal banking agencies have not yet adopted Basel III, and there remains considerable uncertainty regarding the timing for adoption and implementation of Basel III in the United States. If and when the federal banking agencies do implement Basel III, it may be with some modifications or adjustments. Accordingly, the Company is not yet in a position to determine the effect of Basel III on its capital requirements.

—Community Reinvestment Act. Under the Community Reinvestment Act (the “CRA”), as implemented by OCC regulations, the Bank has a continuing and affirmative obligation, consistent with safe and sound banking practices, to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the OCC, in connection with its examinations of the Bank, to assess the Bank’s record of meeting the credit needs of its entire community and to take that record into account in evaluating certain applications for regulatory approvals that we may file with the OCC.

The CRA regulations establish an assessment system that bases an association’s rating on its actual performance in meeting community needs. In particular, the assessment system focuses on three tests:

•	a lending test, to evaluate our record of making loans in our local communities, defined as our CRA assessment areas;

•

an investment test, to evaluate our record of investing in community development projects, affordable housing, and programs benefiting low or moderate income individuals and businesses in our CRA assessment areas or a broader area that includes our assessment areas; and

•	a service test, to evaluate our delivery of services through our retail banking channels and the extent and innovation of our community development services.

The Bank received a “Satisfactory” CRA rating in its most recent CRA examination. Failure of an institution to receive at least a “Satisfactory” rating could inhibit such institution or its holding company from undertaking certain activities, including engaging in certain activities and acquisitions of other financial institutions. In 2005, the federal banking agencies adopted less burdensome CRA requirements for “intermediate small banks,” which are banks, such as the Bank, with $280 million or more, but less than $1.122 billion in total assets in either of the two prior calendar years (adjusted annually for inflation). Under these new requirements, such banks are examined using only two tests, a Lending Test and a new Community Development Test, and are relieved of certain data collection and reporting requirements.

—Transactions with Affiliates. The authority of the Bank, like other FDIC-insured banks, to engage in transactions with its “affiliates” is limited by Sections 23A and 23B of the Federal Reserve Act and the Federal Reserve Board’s Regulation W. An “affiliate” for this purpose is defined generally as any company that owns or controls the Bank or is under common ownership or control with the Bank, but excludes a company controlled by the Bank (subsidiary). In general, transactions between the Bank and its affiliates must be on terms that are consistent with safe and sound banking practices and at least as favorable to the Bank as comparable transactions between the Bank and non-affiliates. In addition, covered transactions with affiliates are restricted individually to 10% and in the aggregate to 20% of the Bank’s capital. Collateral ranging from 100% to 130% of the loan amount depending on the quality of the collateral must be provided for an affiliate to secure a loan or other extension of credit from the Bank. In addition, OCC regulations prohibit a savings association from lending to any of its affiliates that engage in activities that are not permissible for bank holding companies and from purchasing the securities of any affiliate. The Company is an “affiliate” of the Bank for purposes of Regulation W and Sections 23A and 23B of the Federal Reserve Act. The Bank is in compliance with these provisions.

—Loans to Insiders. The Bank’s authority to extend credit to its directors, executive officers and principal stockholders, as well as to entities controlled by such persons (“Related Interests”), is governed by Sections 22(g) and 22(h) of the Federal Reserve Act and Regulation O of the Federal Reserve Board. Among other things, these provisions require that extensions of credit to insiders: (i) be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features; and (ii) not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of the Bank’s capital. In addition, extensions of credit in excess of certain limits must be approved in advance by the Bank’s board of directors. Further, provisions of the Dodd-Frank Act require that after July 21, 2011, any sale or purchase of an asset by the Bank with an insider must be on market terms and if the transaction represents more than 10% of the Bank’s capital stock and surplus it must be approved in advance by a majority of the disinterested directors of the Bank. The Bank is in compliance with these provisions.

—Enforcement. The OCC has primary regulatory enforcement responsibility over the Bank, and its institution-affiliated parties (“IAPs”), including directors, officers and employees. This enforcement authority includes, among other things, the ability to appoint a conservator or receiver for the Bank, to assess civil money penalties, to issue cease and desist orders, to seek judicial enforcement of administrative orders, and to remove directors and officers from office and bar them from further participation in banking. In general, these enforcement actions may be initiated in response to violations of laws, regulations and administrative orders as well as in response to unsafe or unsound banking practices or conditions.

—Standards for Safety and Soundness. Pursuant to FDIA, the federal banking agencies have adopted a set of guidelines prescribing safety and soundness standards. These guidelines establish general standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, asset quality, earnings standards, compensation, fees and benefits. In general, the guidelines require appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines.

In addition, the OCC adopted regulations that permit the OCC to order a savings association that has been given notice that it is not in compliance with these safety and soundness standards to submit a compliance plan. If, after being so notified, a savings association fails to submit an acceptable plan or fails in any material respect to implement an accepted compliance plan, the OCC must issue an order directing the association to correct the deficiency, and may issue an order directing other actions and restrictions of the types to which an undercapitalized association is subject under the PCA provisions of FDIA. If a savings association fails to comply with such an order, the OCC may seek to enforce it in judicial proceedings, assess civil money penalties or impose other regulatory sanctions.

—Capital Distributions. HOLA and OCC regulations applicable to federal savings associations impose various restrictions or requirements on the Bank’s ability to make capital distributions, including by payment of cash dividends. A savings association may not make a capital distribution if it would leave the association in an “undercapitalized” condition. A savings association like the Bank that is the subsidiary of a savings and loan holding company must file a notice with the OCC at least 30 days prior to making a capital distribution. A savings association must file an application for prior OCC approval to pay a dividend if the total amount of its capital distributions for the applicable calendar year would exceed the Bank’s net income for that year plus its retained net income for the previous two years.

The OCC may disapprove of a notice or application to make a capital distribution if:

•	the Bank would be undercapitalized following the distribution;

•	the proposed capital distribution raises safety and soundness concerns; or

•

the capital distribution would violate a prohibition contained in any statute, regulation, or agreement applicable to the Bank, including the informal supervisory agreement discussed above in the section titled “—Regulatory Directives.”

As discussed above under “—Regulatory Directives,” the Company is restricted under its IMCR from making any capital distributions without obtaining the prior non-objection from the OCC.

—Insurance of Deposit Accounts. The Bank is a member of the Deposit Insurance Fund (“DIF”), which is administered by the FDIC. All deposit accounts at the Bank are insured by the FDIC up to a maximum of $250,000 per depositor. In addition, as noted above, under the Dodd-Frank Act certain noninterest-bearing transaction accounts are fully insured regardless of the dollar amount beginning December 31, 2010 and ending December 31, 2012. This additional deposit insurance coverage replaced the FDIC’s Transaction Account Guarantee Program, which expired on December 31, 2010.

FDIA, as amended by the Federal Deposit Insurance Reform Act and the Dodd-Frank Act, requires the FDIC to set a ratio of deposit insurance reserves to estimated insured deposits—the designated reserve ratio (the “DRR”)—of at least 1.35%. The FDIC utilizes a risk-based assessment system that imposes insurance premiums based upon a risk matrix that takes into account a bank’s capital level and supervisory rating. On February 27, 2009, the FDIC introduced three possible adjustments to an institution’s initial base assessment rate: (1) a decrease of up to five basis points for long-term unsecured debt, including senior unsecured debt (other than debt guaranteed under the Temporary Liquidity Guarantee Program) and subordinated debt and, for small institutions, a portion of Tier 1 capital; (2) an increase not to exceed 50 percent of an institution’s assessment rate before the increase for secured liabilities in excess of 25 percent of domestic deposits; and (3) for non-Risk Category I institutions, an increase not to exceed 10 basis points for brokered deposits in excess of 10 percent of domestic deposits.

On November 9, 2010, the FDIC proposed to change its assessment base from total domestic deposits to average total assets minus average tangible equity, which is defined as Tier 1 capital, as required in the Dodd-Frank Act. The new assessment formula became effective on April 1, 2011, and was used to calculate the

June 30, 2011 assessment. The FDIC plans to raise the same expected revenue under the new base as under the current assessment base. Since the new base is larger than the current base, the proposal would lower the assessment rate schedule to maintain revenue neutrality. Assessment rates would be reduced to a range of 2 1/2 to 9 basis points on the broader assessment base for banks in the lowest risk category (well capitalized and CAMELS I or II) up to 30 to 45 basis points for banks in the highest risk category.

In November 2009, the FDIC issued a final rule that mandated that insured depository institutions prepay their quarterly risk-based assessments to the FDIC for the fourth quarter of 2009 and for all of 2010, 2011 and 2012 on December 31, 2009. The FDIC granted the Bank an exemption from prepaying such assessments.

FDIC insurance expense totaled $0.7 million, $2.6 million and $2.0 million for the periods ended June 30, 2011 and December 31, 2010 and 2009, respectively. The expense for 2009 includes the $452,309 special assessment. In addition to the FDIC assessments, the Financing Corporation (“FICO”) is authorized to impose and collect, with the approval of the FDIC, assessments for anticipated payments, issuance costs and custodial fees on bonds issued by the FICO in the 1980s to recapitalize the former Federal Savings and Loan Insurance Corporation. The bonds issued by FICO are due to mature in 2017 through 2019. We incurred $70,382 and $74,492 in FICO assessments in 2010 and 2009, respectively.

Under FDIA, the FDIC may terminate deposit insurance upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

—Liquidity. The Bank is required to maintain a sufficient amount of liquid assets to ensure its safe and sound operation. To fund its operations, the Bank historically has relied upon the FHLB of Boston borrowings, retail agreements to repurchase, and brokered deposits to supplement its core deposits. The Bank no longer has any brokered deposits (except for $485,026 of brokered deposits accepted in error in 2011, which will not be renewed upon maturity) and may not accept any such deposits without prior regulatory approval. The Bank believes it has sufficient liquidity to meet its funding obligations.

—Federal Home Loan Bank System. The Bank is a member of the FHLB of Boston, which is one of the regional Federal Home Loan Banks comprising the Federal Home Loan Bank System. Each Federal Home Loan Bank serves as a central credit facility primarily for its member institutions. The Bank, as a member of the FHLB of Boston, is required to acquire and hold shares of capital stock in the FHLB of Boston. While the required percentage of stock ownership is subject to change by the FHLB of Boston, the Bank is in compliance with this requirement with an investment in FHLB of Boston stock at June 30, 2011 of $4.8 million. Any advances from the FHLB of Boston must be secured by specified types of collateral, and long-term advances may be used for the purpose of providing funds for residential housing finance, commercial lending and to purchase investments. Long term advances may also be used to help alleviate interest rate risk for asset and liability management purposes. The Bank receives dividends on its FHLB of Boston stock. The FHLB of Boston has recently declared dividends equal to an annual yield of approximately the daily average three-month LIBOR yield for the quarter for which the dividend has been declared.

—Federal Reserve System. The Bank is subject to provisions of the Federal Reserve Act and the Federal Reserve Board’s regulations under which depository institutions may be required to maintain reserves against their deposit accounts and certain other liabilities. In 2008, the Federal Reserve Banks began paying interest on reserve balances. Currently, reserves must be maintained against transaction accounts (primarily NOW and regular checking accounts). The Federal Reserve Board’s regulations currently require reserves equal to 3% on transaction account balances over $10.7 million and up to $58.8 million, plus 10% on the excess over $58.8 million. These requirements are subject to adjustment annually by the Federal Reserve Board. The Bank is in compliance with the foregoing reserve requirements. The balances maintained to meet the reserve requirements imposed by the Federal Reserve Board may be used to satisfy liquidity requirements imposed by the OCC.

—Prohibitions Against Tying Arrangements. Federal savings associations are subject to prohibitions against certain tying arrangements. A savings association is prohibited, subject to some exceptions, from extending credit or offering any other service, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or its affiliates or not obtain credit or services from a competitor of the institution.

—Anti-Money Laundering and the Bank Secrecy Act. Under the Bank Secrecy Act (“BSA”) a financial institution, is required to have systems in place to detect and report transactions of a certain size and nature. Financial institutions are generally required to report to the U.S. Treasury any cash transactions involving more than $10,000. In addition, financial institutions are required to file suspicious activity reports for transactions that involve more than $5,000 and which the financial institution knows, suspects or has reason to suspect involves illegal funds, is designed to evade the requirements of the BSA or has no lawful purpose. The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA PATRIOT Act”), which amended the BSA, is designed to deny terrorists and others the ability to obtain anonymous access to the U.S. financial system. The USA PATRIOT Act has significant implications for financial institutions and businesses of other types involved in the transfer of money. The USA PATRIOT Act, together with the implementing regulations of various federal regulatory agencies, has caused financial institutions, such as the Bank, to adopt and implement additional policies or amend existing policies and procedures with respect to, among other things, anti-money laundering compliance, suspicious activity, currency transaction reporting, customer identity verification and customer risk analysis.

The United States has imposed economic sanctions that affect transactions with designated foreign countries, nationals and others. These sanctions, which are administered by the Treasury Office of Foreign Assets Control (“OFAC”), take many different forms. Generally, however, they contain one or more of the following elements: (i) restrictions on trade with or investment in a sanctioned country, including prohibitions against direct or indirect imports from and exports to a sanctioned country and prohibitions on “U.S. persons” engaging in financial transactions relating to making investments in, or providing investment-related advice or assistance to, a sanctioned country; and (ii) blocking of assets in which the government or specially designated nationals of the sanctioned country have an interest, by prohibiting transfers of property subject to U.S. jurisdiction (including property in the possession or control of U.S. persons). Blocked assets (for example, property and bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC.

—Consumer Protection Laws. The Company and the Bank are subject to a number of federal and state laws designed to protect consumers and prohibit unfair or deceptive business practices. These laws include the Equal Credit Opportunity Act, Fair Housing Act, Home Ownership Protection Act, Fair Credit Reporting Act, as amended by the Fair and Accurate Credit Transactions Act of 2003 (“FACT Act”), the Gramm-Leach-Bliley Act (“GLBA”), the Truth in Lending Act, the CRA, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, the National Flood Insurance Act and various state law counterparts. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must interact with customers when taking deposits, making loans, collecting loans and providing other services. Further, the Dodd-Frank Act established the CFPB, which has the responsibility for making rules and regulations under the federal consumer protection laws relating to financial products and services. The CFPB also has a broad mandate to prohibit unfair or deceptive acts and practices and is specifically empowered to require certain disclosures to consumers and draft model disclosure forms. Failure to comply with consumer protection laws and regulations can subject financial institutions to enforcement actions, fines and other penalties. The OCC will enforce CFPB rules with respect to the Bank.

Further, the Dodd-Frank Act establishes a new standard for preemption of state consumer financial laws that will affect federally-chartered thrifts such as the Bank. Under the new standard, a state consumer protection law may only be preempted if it has a discriminatory effect against federally-chartered banks, it prevents or significantly interferes with the exercise of a federally-chartered bank’s powers as determined by court order or by the OCC on a case-by-case basis or such law is preempted by a provision of federal law. This standard is expected to result in the preemption of fewer state consumer laws, thus, the Bank may have to comply with certain state laws that were considered preempted before the enactment of the Dodd-Frank Act.

—Interchange Fees. Pursuant to the Dodd-Frank Act, the Federal Reserve Board has issued a final rule governing the interchange fees charged on debit cards. The rule caps the fee a bank may charge on a debit card transaction and shifts such interchange fees from a percentage of the transaction amount to a per transaction fee. The rule is effective October 1, 2011. Although the rule does not directly apply to institutions with less than $10 billion in assets, market forces may result in debit card issuers of all sizes adopting fees that comply with this rule. If adopted by the Bank, the rule would restrict the Bank from increasing fees on debit card transactions.

—Mortgage Reform. The Dodd-Frank Act prescribes certain standards that mortgage lenders must consider before making a residential mortgage loan, including verifying a borrower’s ability to repay such mortgage loan. The Dodd-Frank Act also allows borrowers to assert violations of certain provisions of the Truth-in-Lending Act as a defense to foreclosure proceedings. Under the Dodd-Frank Act, prepayment penalties are prohibited for certain mortgage transactions and creditors are prohibited from financing insurance policies in connection with a residential mortgage loan or home equity line of credit. The Dodd-Frank Act requires mortgage lenders to make additional disclosures prior to the extension of credit, in each billing statement and for negative amortization loans and hybrid adjustable rate mortgages. Additionally, the Dodd-Frank Act prohibits mortgage originators from receiving compensation based on the terms of residential mortgage loans and generally limits the ability of a mortgage originator to be compensated by others if compensation is received from a consumer.

—Customer Information Security. The OCC and other bank regulatory agencies have adopted final guidelines for establishing standards for safeguarding nonpublic personal information about customers. These guidelines implement provisions of GLBA. Specifically, the Information Security Guidelines established by GLBA require each financial institution, under the supervision and ongoing oversight of its board of directors or an appropriate committee thereof, to develop, implement and maintain a comprehensive written information security program designed to ensure the security and confidentiality of customer information (as defined under GLBA), to protect against anticipated threats or hazards to the security or integrity of such information; and to protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer. The federal banking regulators have issued guidance for banks on response programs for unauthorized access to customer information. This guidance, among other things, requires notice to be sent to customers whose “sensitive information” has been compromised if unauthorized use of this information is “reasonably possible.”

—Identity Theft Red Flags. The federal banking agencies jointly issued final rules and guidelines in 2007 implementing Section 114 of the FACT Act and final rules implementing Section 315 of the FACT Act. The rules implementing Section 114 require each financial institution or creditor to develop and implement a written Identity Theft Prevention Program to detect, prevent, and mitigate identity theft in connection with the opening of certain accounts or certain existing accounts. In addition, the federal banking agencies issued guidelines to assist financial institutions and creditors in the formulation and maintenance of an Identity Theft Prevention Program that satisfies the requirements of the rules. The rules implementing Section 114 also require credit and debit card issuers to assess the validity of notifications of changes of address under certain circumstances. Additionally, the federal banking agencies issued joint rules, that became effective in 2008, under Section 315 that provide guidance regarding reasonable policies and procedures that a user of consumer reports must employ when a consumer reporting agency sends the user a notice of address discrepancy.

—Privacy. GLBA requires financial institutions to implement policies and procedures regarding the disclosure of nonpublic personal information about consumers to nonaffiliated third parties. In general, the statute requires financial institutions to explain to consumers their policies and procedures regarding the disclosure of such nonpublic personal information and, except as otherwise required or permitted by law, financial institutions are prohibited from disclosing such information except as provided in their policies and procedures. The Bank is required to provide notice to their customers on an annual basis disclosing their policies and procedures on the sharing of nonpublic personal information. In December 2009, the federal banking agencies promulgated regulations that incorporate a two-page model form that financial institutions may use to satisfy their privacy disclosure obligations under GLBA. These regulations became effective in January 2011.

Holding Company Regulation

As stated above, the Company, as a savings and loan holding company, became, as of July 21, 2011, subject to supervision and examination by the Federal Reserve Board. In addition, the Federal Reserve Board has the authority to issue orders to savings and loan holding companies to cease and desist from unsafe or unsound banking practices and from violations of conditions imposed by, or violations of agreements with, the Federal Reserve Board. The Federal Reserve Board is also empowered, among other things, to assess civil money penalties against companies or individuals who violate Federal Reserve Board orders or regulations, to order termination of nonbanking activities of savings and loan holding companies, and to order termination of ownership and control of a nonbanking subsidiary by a savings and loan holding company. Federal Reserve Board approval is also required in connection with savings and loan holding companies’ acquisitions of more than 5% of the voting shares of any class of a depository institution or its holding company and, among other things, in connection with the savings and loan company’s engaging in new activities.

—Restrictions Applicable to Company Activities. Under GLBA, the Company is prohibited from engaging in or acquiring an entity engaged in non-financial activities. As a result, the Company’s activities are restricted to:

•	furnishing or performing management services for a savings institution subsidiary;

•	conducting an insurance agency or escrow business;

•	holding, managing, or liquidating assets owned or acquired from a savings association subsidiary;

•	holding or managing properties used or occupied by a savings association subsidiary;

•	acting as trustee under a deed of trust;

•

engaging in any other activity (i) that the Federal Reserve Board, by regulation, has determined to be permissible for bank holding companies under Section 4(c) of the Bank Holding Company Act of 1956 (the “BHCA”), unless the Director of the OCC, by regulation, prohibits or limits any such activity for savings and loan holding companies, or (ii) in which multiple savings and loan holding companies were authorized by regulation to directly engage in on March 5, 1987;

•	purchasing, holding, or disposing of stock acquired in connection with a qualified stock issuance if such purchase is approved by the Director of OCC;

•	engaging in any activity permissible for financial holding companies under Section 4(k) of the BHCA;

•	lending, exchanging, transferring, investing for others, or safeguarding money or securities;

•	insurance activities or providing and issuing annuities, and acting as principal, agent, or broker;

•	providing financial, investment, or economic advisory services;

•	issuing or selling instruments representing interests in pools of assets that a bank is permitted to hold directly;

•	underwriting, dealing in, or making a market in securities;

•	engaging in activities previously determined by the Federal Reserve Board to be closely related to banking;

•	engaging in activities that bank holding companies are permitted to engage in outside of the United States; and

•	portfolio investments made by an insurance company.

In addition, as a result of these restrictions, we cannot be acquired unless the acquirer is generally engaged solely in financial activities or will divest or terminate any nonconforming activities within two years.

—Restrictions on Acquisitions of Control Applicable to the Company. The HOLA prohibits all savings and loan holding companies, including the Company, from acquiring, directly or indirectly:

•	control (as defined under HOLA) of another savings association (or its holding company parent) without prior OCC approval;

•

through merger, consolidation, or purchase of assets, another savings association or a holding company thereof, or acquiring all or substantially all of the assets of such savings association (or holding company) without prior OCC approval; or

•	control of any depository institution not insured by the FDIC (except through a merger with and into the holding company’s savings association subsidiary that is approved by the OCC).

A savings and loan holding company may not acquire as a separate subsidiary a savings association that has a principal office outside of the state where the principal office of holding company’s subsidiary savings association is located, except:

•	in the case of certain emergency acquisitions approved by the FDIC;

•	if such holding company controls a savings association subsidiary that operated a home or branch office in such additional state as of March 5, 1987; or

•

if the laws of the state in which the savings association to be acquired is located specifically authorize a savings association chartered by that state to be acquired by a savings association chartered by the state where the acquiring savings association or savings and loan holding company is located or by a holding company that controls such a state-chartered association.

—Source of Strength. Under the Dodd-Frank Act, the Company is required to serve as a source of financial strength for the Bank in the event of the financial distress of the Bank. This provision codifies the longstanding policy of the Federal Reserve Board. The federal banking agencies must still issue regulations to implement the source of strength provisions of the Dodd-Frank Act. In addition, any capital loans by a savings and loan holding company to any of its depository subsidiaries are subordinate to the payment of deposits and to certain other indebtedness. In the event of a savings and loan holding company’s bankruptcy, any commitment by the savings and loan holding company to a federal bank regulatory agency to maintain the capital of a depository subsidiary will be assumed by the bankruptcy trustee and entitled to a priority of payment.

ITEM 1A.	RISK FACTORS.

An investment in our shares involves a high degree of risk. Before making an investment decision, you should carefully consider all of the risks described in this registration statement. If any of the risks discussed in this registration statement actually occur, or if additional risks and uncertainties not presently known to us or that we do not currently believe to be important to you, materialize, our business, results of operations or financial condition would likely suffer. If this were to happen, the price of our shares could decline significantly and you may lose all or part of your investment. The risk factors described below are not the only ones that may affect us. Our forward-looking statements in this registration statement are subject to the following risks and uncertainties. Our actual results could differ materially from those anticipated by our forward-looking statements as a result of the risk factors below. See “Cautionary Statement Regarding Forward-Looking Statements” above.

RISKS RELATED TO OUR BUSINESS

The Company recorded a net loss in the first half of 2011 and may not be profitable for the full year 2011.

During the first half of 2011, the Company recorded a net loss of $926 thousand. This net loss was primarily due to the Bank’s investments in staff and systems necessary to execute its business plan that were not covered by a corresponding increase in its residential mortgage lending and commercial business lending, including lending to healthcare professionals. The Bank may not be able to increase its business in the second half of 2011 and beyond at a rate that will generate profits for the Company.

Non-performing assets take significant time to resolve and adversely affect our results of operations and financial condition.

At June 30, 2011, non-performing loans totaled $49.1 million, or 8.2% of our loan portfolio. At June 30, 2011, our non-performing assets (which include foreclosed real estate) were $58.4 million or 7.4% of total assets. In addition, we had approximately $20.5 million in accruing loans that were 30 to 89 days delinquent at June 30, 2011. Although our non-performing loans had decreased by $26.9 million and our non-performing assets had decreased by $25.4 million from December 31, 2010 to June 30, 2011, our ability to continue to decrease the level of our non-performing loans and non-performing assets, or to avoid a renewed increase, is uncertain and will be affected by both the Maine and national economy and the financial condition of the borrowers and assets in these categories. Moreover, with a material concentration of our non-performing loans in the hospitality/golf industry, we would also be adversely affected by any sustained downturn in those business areas. Our non-performing assets adversely affect our net income in various ways. We do not record interest income on non-accrual loans or other real estate owned, thereby adversely affecting our income, and increasing our loan administration costs. When we take collateral in foreclosures and similar proceedings, we are required to mark the collateral to its then fair value less expected selling costs, which, when compared to the principal amount of the loan, may result in a charge to our allowance reserve. The fair value of these assets must be evaluated in subsequent periods and if the fair value is less than the cost basis recorded at time of foreclosure, then a loss may be incurred. These non-performing loans and other real estate owned also increase our risk profile and the capital our regulators believe is appropriate in light of such risks. The resolution of non-performing assets requires significant commitments of time from our personnel, which could limit the time they have to carry out other responsibilities and initiatives. There can be no assurance that we will not experience increases in nonperforming loans in the future or that our nonperforming assets will not result in future losses.

The substantial amount of commercial real estate loans in our loan portfolio presents higher risks of loan default and material adverse effects on our financial condition and results of operations.

At June 30, 2011, we had commercial real estate and commercial real estate construction loans totaling $299.6 million, or 49.7% of our loan portfolio. Non-performing commercial real estate and commercial real estate construction loans at June 30, 2011 were $39.9 million, or 81.3% of our total non-performing loan portfolio. At June 30, 2011, we had an additional $66.1 million of classified performing commercial real estate loans.

A further deterioration in the business environment in Maine and nationally, particularly in the hospitality and golf businesses, could have a negative impact on the ability of our commercial real estate borrowers to repay their loans. A further deterioration in this portion of our loan portfolio would have a material adverse affect on our financial condition and results of operations.

An inadequate allowance for loan losses would reduce our earnings and adversely affect our financial condition and results of operations.

Our success depends to a significant extent upon the quality of our assets, particularly loans. In originating loans, there is a substantial likelihood that credit losses will be experienced. The risk of loss will vary with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the quality of the collateral. Although we have retained expert loan review consultants to help us review our loan portfolio and evaluate the adequacy of our allowance and believe that the allowance is adequate to absorb such probable losses, there can be no assurance that we will not experience losses in excess of the allowance and be required to increase our provision. We and our regulators regularly review our loan portfolio and evaluate the adequacy of the allowance.

As of June 30, 2011, our allowance for loan losses was $25.9 million, which represented approximately 4.3% of total loans. We had $49.1 million in non-performing loans as of June 30, 2011. The allowance may not prove sufficient to cover future loan losses. Although management uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the assumptions used or adverse developments arise with respect to our non-performing or performing loans. Accordingly, the allowance for loan losses may not be adequate to cover loan losses or significant increases to the allowance may be required in the future if economic conditions should worsen. Any increase in our provision could have a material adverse effect on our financial condition and results of operations.

We have a portfolio of owned real estate and other assets acquired from troubled borrowers, the value of which may decline, which could adversely affect our financial condition.

At June 30, 2011, we had real estate and other assets acquired through foreclosure or deed-in-lieu of foreclosure that we valued at $9.4 million, or 1.2% of our assets, as compared to $7.2 million, or 0.8% of assets at June 30, 2010. If the value of these properties declines significantly, we may need to recognize a loss, which could adversely affect our financial position.

Our business and earnings have been adversely affected, and may continue to be adversely affected, by U.S., Maine and international market and economic conditions.

The performance of our business has been and may continue to be adversely affected by general business and economic conditions in the United States and in our Maine markets, including the level and volatility of the market for commercial real estate (particularly in the hospitality and golf industries), declines in home prices and increasing mortgage delinquencies and foreclosures, unemployment and under-employment levels, bankruptcies, declines in household income and consumer spending, fluctuations in both debt and equity capital markets, the availability and cost of credit, the level of short and long term interest rates, inflation and investor confidence and the strength of the U.S. economy and liquidity of the global financial markets. The economy continues to be weak, both nationally and in our Maine markets. Global securities markets, and bank and bank holding company stock prices, in particular, have been negatively affected, as has the ability of banks and bank holding companies to raise capital or borrow in the debt markets.

Continued deterioration of any of these conditions can adversely affect our consumer and commercial borrowers and securities portfolios, as well as our earnings. In 2011, continuing weak and volatile economic conditions in the United States and in Maine adversely affected our business and our earnings. These difficult economic conditions may not improve in the near future. A worsening of these conditions may adversely affect us, our customers and the other financial institutions in our market. As a result, we may experience increases in foreclosures, delinquencies and customer bankruptcies, as well as more restricted access to funds.

Adverse business, economic and weather conditions that are particular to the Maine markets in which we operate, could continue to lead to lower asset quality and lower earnings.

Our banking operations are concentrated in Maine. The tourist, second home and recreational/resort industries (including hospitality and golf industries) in Maine are dependent to a material degree on individuals who reside outside of Maine. Deterioration in economic conditions in Maine and those regions is having and may continue to have a material adverse impact on the quality of our loan portfolio and the demand for our retail and commercial banking products and services. The economic slowdown in our market, as well as in the nation, has given rise to:

•	an increase in our loan delinquencies;

•	problem assets and foreclosures;

•	a decline in the demand for our products and services;

•	a decline in the value of our loan collateral, especially real estate, which in turn reduces our customers’ borrowing power; and

•	a decline in our origination of loans, affecting our fee income and net interest income.

A worsening of national and international economic conditions, as well as those in Maine, would likely have a continuing material adverse effect on our financial position and future results of operations.

The Maine economy, and particularly the hospitality and golf industries, is also highly dependent upon favorable weather conditions during tourist seasons. Adverse weather conditions for several years in a row could adversely affect our customers and therefore our financial performance.

Our prospects are dependent upon the validity and implementation of our business plan.

Our future prospects are dependent upon whether we can successfully execute our business plan to increase residential mortgage originations and commercial lending, including healthcare professional lending. Even if the business plan can be implemented successfully, this may not result in the realization of the expected benefits. Even if these benefits are achieved, they may not be achieved within the near term. Failure to manage growth effectively in the future could have an adverse effect on the business, future prospects, financial condition or results of operations and could adversely affect our ability to implement our business strategy.

Our prospects are dependent upon the acceptability to our regulators of amendments to our current business plan. We may not obtain the non-objection of our regulators to amendments to that business plan or achieve compliance with that plan that is satisfactory to the regulators.

The Bank filed a business plan with its principal regulator in connection with its VSC Plan and is required by the Approval Order and Bank MOU to comply with that business plan and to report on a quarterly basis any material deviations from that business plan. The Bank is currently deviating from that business plan, principally in the area of asset and revenue growth, net interest margin, operating expenses and profitability. The Bank anticipates that it will amend its business plan during the third quarter of 2011 to reflect better its current and projected financial performance, and has informed its regulators that it will submit this revised plan to them. Although we do not think it is likely, the regulators may object to the Bank’s revised business plan and seek remedies in connection therewith.

The Bank’s business plan calls for growth in the Bank’s C&I loan portfolio, including loans to healthcare professionals, and growth in our residential real estate mortgage loan originations. The Bank may not achieve the growth called for by its business plan.

We may experience limitations on our ability to increase our commercial loans because we are chartered as a federal savings bank and therefore have limitations on the percentage of our portfolio that may consist of commercial loans. Even if the business plan can be implemented successfully, this may not result in the realization of the expected benefits. Even if these benefits are achieved, they may not be achieved within the near term. Our failure to achieve this growth in the future could have an adverse effect on our business, future prospects, financial condition or results of operations and could adversely affect our ability to implement our business strategy.

In connection with its business plan, the Bank periodically assesses the real estate assets that it owns for impairment and accordingly the value of those assets may decline.

The Bank has been reviewing, and will continue to review, whether to retain all of the real estate assets that it owns, including offices and branches, to determine whether those assets should be retained, sold or improved in furtherance of its business plan. Some of these assets are subject to factors that could negatively affect their value, such as being located in a flood zone and therefore being uninsurable for a reasonable premium, being in an economically depressed area or requiring substantial capital improvements. If the Bank were to determine to close and sell any branches or other real estate assets or to make a substantial capital investment in any of those assets, those sales or capital investment could be for a price or in an amount that would have a negative impact on the Company’s financial condition.

If the Company were to default on its loan from Bankers’ Bank Northeast, Bankers’ Bank Northeast would have the right to foreclose on the 18% of the Bank’s stock which is pledged to Bankers’ Bank Northeast.

The Company has a loan in the amount of $9 million from Bankers’ Bank Northeast, which is secured by a pledge of 18% of the Bank’ stock (the Holding Company Loan, as described under “FINANCIAL INFORMATION—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity” below). If the Company were to default on the Holding Company Loan, Bankers’ Bank Northeast could seek to foreclose on the stock of the Bank which is pledged to Bankers’ Bank Northeast, which would dilute existing stockholders and have a material adverse affect on the value of the Company.

We are a holding company dependent on capital distributions from the Bank. If the Bank is unable to pay us dividends due to regulatory restrictions, we may be unable to service our debt as it comes due.

We are a separate and distinct legal entity from the Bank and depend on dividends, distributions and other payments from the Bank to fund all payments on our obligations, including our obligations under the Holding Company Loan and the Plan Amendments described under “FINANCIAL INFORMATION—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity” below. The ability of the Bank to pay dividends to us is currently limited by provisions set forth in OCC statutes and regulations and the business plan developed in compliance with the Approval Order. If we are unable to comply with applicable provisions of the OCC statutes and regulations, and the approval and non-objection requirements under the business plan and Approval Order are not satisfied, the Bank may not be able to pay dividends to us. As a consequence we may not be able to service our obligations under the Holding Company Loan and the Plan Amendments as they come due.

We may need additional capital resources in the future and these capital resources may not be available when needed or at all, without which our financial condition, results of operations and prospects could be materially impaired. If we do raise additional capital, your ownership could be diluted.

We may need to incur additional debt or equity financing in the future to support our operations. Our ability to raise capital, if needed, will depend upon our financial performance and condition and on conditions in the capital markets, as well as economic conditions generally. Accordingly, such financing may not be available to us on acceptable terms or at all. If we cannot raise additional capital when needed, it would have a material adverse effect on our financial condition, results of operations and prospects. Additionally, upon an initial public offering or private placement, Bankers’ Bank Northeast would receive 20% of the net proceeds, which are to be applied to repayment of the Holding Company Loan, and this would reduce the actual amount of proceeds that we receive in connection with any capital raised. See “FINANCIAL INFORMATION—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity” below.

Further, our Articles of Incorporation do not provide stockholders with preemptive rights and such shares may be offered to investors other than stockholders at the discretion of the Board. If we do sell additional shares of common stock to raise capital, the sale could dilute your ownership interest and such dilution could be substantial.

The competitive nature of the banking and financial services industry could negatively affect our ability to increase our market share and retain long-term profitability.

Competition in the banking and financial services industry in Maine is strong. We compete with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies and brokerage and investment banking firms operating locally and elsewhere. Some of our competitors have greater name recognition and market presence than we do and offer certain services that we do not or cannot provide. In addition, larger competitors may be able to price loans and deposits more aggressively than we do, which could affect our ability to increase our market share and remain profitable on a long-term basis. Our long-term success will depend on the ability of the Bank to compete successfully with other financial institutions in their service areas.

Reputational risk and social factors may negatively affect us.

Our ability to attract and retain depositors and customers is highly dependent upon consumer and other external perceptions of our business practices and financial condition. Adverse perceptions could damage our reputation to a level that could lead to difficulties in generating and maintaining deposit accounts, accessing credit markets and increased regulatory scrutiny of our business. Borrower payment behaviors also affect us. To the extent that borrowers determine to stop paying their loans where the financed properties’ market values are less than the amount of their loans, or for other reasons, our costs and losses may increase. Adverse developments or perceptions regarding the business practices or financial condition of our competitors, or our industry as a whole, may also indirectly adversely affect our reputation.

In addition, adverse reputational developments with respect to third parties with whom we have important relationships may adversely affect our reputation. All of the above factors may result in greater regulatory and/or legislative scrutiny, which may lead to laws or regulations that may change or constrain the manner in which we engage with our customers and the products we offer and may also increase our litigation risk. If these risks were to materialize they could negatively affect our business, financial condition and results of operations.

The loss of key personnel may adversely affect us.

Our success is, and is expected to remain, highly dependent on our senior management team: John W. Everets, Chairman of our Board of Directors and Chief Executive Officer, Willard B. Soper, President and Chief Operating Officer and Dennis A. Carolin, our Chief Financial Officer. Our management’s extensive knowledge of the financial services industry and industry relationships is critical to our ability to generate business. Successful execution of our growth strategy will continue to place significant demands on our management. The loss of any such person’s services may adversely affect our growth and profitability because of his skills, knowledge of the market, years of industry experience and the difficulty of finding qualified replacement personnel.

We may incur losses if we are unable to manage successfully interest rate risk.

Our profitability depends to a large extent on our net interest income, which is the difference between income on interest-earning assets such as loans and investment securities, and expense on interest-bearing liabilities such as deposits and borrowings. We are unable to predict changes in market interest rates, which are affected by many factors beyond our control, including inflation, recession, unemployment, money supply, domestic and international events and changes in the United States and other financial markets. Our net interest income may be reduced if: (i) more interest-earning assets than interest-bearing liabilities re-price or mature during a time when interest rates are declining or (ii) more interest-bearing liabilities than interest-earning assets re-price or mature during a time when interest rates are rising.

Changes in the difference between short- and long-term interest rates may also harm our business. For example, short-term deposits may be used to fund longer-term loans. When differences between short-term and long-term interest rates shrink or disappear, as is likely in the current zero interest rate policy environment, the spread between rates paid on deposits and received on loans could narrow significantly, decreasing our net interest income.

If market interest rates rise rapidly, interest rate adjustment caps may limit increases in the interest rates on adjustable rate loans, thereby reducing our net interest income.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, and other sources could have a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities on terms that are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy in general. Factors that could negatively affect our access to liquidity sources include a decrease in the level of our business activity as a result of a downturn in the markets in which our loans are concentrated, adverse regulatory action against us and our inability to attract and retain deposits. Our ability to borrow could be impaired by factors that are not specific to us, such as a disruption in the financial markets or negative views and expectations about the prospects for the financial services industry in light of recent turmoil faced by banking organizations and the unstable credit markets.

The Bank and we are subject to extensive governmental regulation, which may result in significant restrictions on the Bank’s and our activities, operations, financing and ownership.

The Bank and we are subject to extensive governmental regulation that is intended primarily to protect depositors and the FDIC’s Deposit Insurance Fund, rather than our stockholders. We, as a holding company for a federal savings association, are, as of July 21, 2011, regulated primarily by the Federal Reserve. As a federally-chartered savings association, the Bank is subject to regulation, examination, and supervision by the OCC as chartering authority, and the FDIC as deposit insurer. These regulators have the ability, should the situation require, to place significant regulatory and operational restrictions upon us and the Bank. The Bank’s activities are also regulated under consumer protection laws applicable to our lending, deposit and other activities.

In addition, the Dodd-Frank Act, enacted in 2010, imposes significant additional regulations on our operations. The Dodd-Frank Act has had and will continue to have a broad impact on the financial services industry, including significant regulatory and compliance changes. Many of the requirements called for in the Dodd-Frank Act are being implemented over time and most are subject to implementing regulations over the course of several years. Given the continued uncertainty associated with the manner in which many key provisions of the Dodd-Frank Act will be implemented and enforced by the various regulatory agencies and through regulations, the full extent of the impact that such requirements will have on our operations remains unclear. The changes resulting from the Dodd-Frank Act may affect the profitability of our business activities, require changes to certain of our business practices, impose upon us more stringent capital, liquidity, leverage, corporate governance and compensation requirements or otherwise adversely affect our business. In particular, the potential impact of the Dodd-Frank Act on our operations and activities, both currently and prospectively, includes, among other things:

•	a reduction in our ability to generate or originate revenue-producing assets as a result of compliance with heightened capital standards;

•	increased cost of operations due to greater regulatory oversight, supervision and examination of banks and their holding companies, and higher deposit insurance premiums;

•	the limitation on our ability to raise capital through the use of trust preferred securities, as these securities may no longer be included as Tier 1 capital in the future; and

•	the limitation on our ability to expand consumer product and service offerings due to anticipated stricter consumer protection laws and regulations.

Further, we may be required to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements under the Dodd-Frank Act. Failure to comply with the new requirements may negatively affect our results of operations and financial condition. While we cannot predict what effect any presently contemplated or future changes in the laws or regulations or their interpretations would have on us, these changes could be materially adverse to our investors.

Federal and state laws and regulations govern numerous matters including changes in the ownership or control of banks and bank holding companies; maintenance of adequate capital and other financial requirements;

permissible types, amounts and terms of extensions of credit and investments; permissible nonbanking activities; the level of reserves against deposits and restrictions on dividend payments. The FDIC and the OCC possess the power to issue cease and desist orders to prevent or remedy unsafe or unsound practices or violations of law by banks subject to their regulation, and the Federal Reserve Board possesses similar powers with respect to bank holding companies. For example, the Bank was subject to the Regulatory Orders. On January 3, 2011, the Regulatory Orders were terminated and replaced by the Bank MOU, the Holding Company MOU and the IMCR. See Item 1, “BUSINESS—History of the Bank” and “BUSINESS—Regulation and Supervision—Regulatory Directives” above for more information. These and other restrictions limit the manner in which we, and the Bank, may conduct business and obtain financing.

Our expenses for FDIC insurance premiums have increased in the past. The FDIC could impose additional premium increases and special assessments, which could reduce our profits.

On May 22, 2009, the FDIC imposed a special assessment on each FDIC-insured depository institution’s assets, which we paid on September 30, 2009. This special assessment constituted additional non-interest expense of $452,309 in 2009. In addition, the FDIC required insured banks to prepay their deposit insurance assessments for 2010, 2011 and 2012. The FDIC granted the Bank an exemption from paying this prepaid assessment.

The Bank pays its normal assessments on a quarterly basis in arrears. As a result of the Bank’s regulatory ratings, the Bank is subject to higher deposit insurance assessments than in the past. These higher assessments have inflated our non-interest expense, reducing our profitability, and may continue to do so in future periods as long as they are in effect.

Since 2008, as a result of the national economic downturn, the FDIC’s Deposit Insurance Fund has experienced significant losses as a result of a large number of bank failures and receiverships. The FDIC has stated that it expects that the balance of the Deposit Insurance Fund will become positive before December 31, 2011, and will reach 1.15% of estimated insured deposits in 2018. The Dodd-Frank Act requires that the Deposit Insurance Fund’s reserve ratio reach at least 1.35% by September 30, 2020. To restore its reserve, the FDIC could further increase deposit insurance premiums or impose further special assessments, which would further increase our expenses and adversely affect our earnings.

The market value of our investments could decline and adversely affect our financial position.

As of June 30, 2011, we held $73.7 million of investments in U.S. Government and U.S. Government-sponsored enterprises. Although we do not anticipate any decline in the value of these investments, if a more than temporary decline were to occur, our financial position would be adversely affected. See Item 1, “BUSINESS—Our Business—Investment Activities” above for additional information.

We may face risks with respect to future expansion.

As a strategy, we may seek to increase the size of our operations by pursuing business development opportunities. We expect, in the future, that we will explore opportunities to acquire other financial institutions. Acquisitions and mergers involve a number of risks, including:

•	the time and costs associated with identifying and evaluating potential acquisitions and merger partners;

•	the ability to finance an acquisition and possible ownership and economic dilution to existing stockholders;

•	diversion of management’s attention to the negotiation of a transaction, and the integration of the operations and personnel of the acquired institution;

•	the incurrence and possible impairment of goodwill associated with an acquisition and possible adverse short-term effects on results of operations; and

•	the risk of loss of key employees and customers.

We may incur substantial costs to expand, and such expansion may not result in the levels of profits we seek. Integration efforts for any future mergers and acquisitions may not be successful and following any future merger or acquisition, after giving it effect, we may not achieve our expected benefits of the acquisition within the desired time frame, if at all.

Confidential customer information transmitted through the Bank’s online banking service is vulnerable to security breaches and computer viruses, which could expose the Bank to litigation and adversely affect its reputation and ability to generate deposits.

The Bank provides its customers the ability to bank online. The secure transmission of confidential information over the Internet is a critical element of online banking. The Bank’s networks could be vulnerable to unauthorized access, computer viruses, phishing schemes and other security problems. The Bank may be required to spend significant capital and other resources to protect against the threat of security breaches and computer viruses, or to alleviate problems caused by security breaches or viruses. To the extent that the Bank’s activities or the activities of its customers involve the storage and transmission of confidential information, security breaches and viruses could expose the Bank to claims, litigation and other possible liabilities. Any inability to prevent security breaches or computer viruses could also cause existing customers to lose confidence in the Bank’s systems and could adversely affect its reputation and its ability to generate deposits.

We cannot predict how changes in technology will affect our business.

We use various technologies in our business, including telecommunication, data processing, computers, automation, internet-based banking and debit cards. Technology changes rapidly. Our ability to compete successfully with other banks and non-banks may depend on whether we can exploit technological changes. We may not be able to exploit technological changes, and any investment we do make may not make us more profitable.

RISKS RELATED TO OUR COMMON STOCK

There is no established trading market for our common stock and you may not be able to resell your shares.

The shares of our common stock are not currently traded on any securities exchange and do not have an established trading market. This registration statement registers only our existing common stock with the SEC under Section 12(g) of the Exchange Act; however, this does not mean that our common stock will be listed or traded on a securities exchange. We currently have no plans to apply to list our common stock on any exchange.

Our Articles of Incorporation, and certain laws and regulations may prevent or delay transactions you might favor, including our sale or merger.

We are registered with the Federal Reserve as a bank holding company under the Bank Holding Company Act. As a result, we are subject to supervisory regulation and examination by the Federal Reserve. The Bank Holding Company Act and other federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations.

Provisions of our Articles of Incorporation, certain laws and regulations and various other factors may make it more difficult and expensive for companies or persons to acquire control of us without the consent of our Board of Directors. It is possible, however, that you would want a takeover attempt to succeed because, for example, a potential buyer could offer a premium over the then prevailing price of our common stock.

For example, our Articles of Incorporation include a provision that states that no person will be entitled to vote any shares in excess of 10% of our outstanding shares of common stock. Our Articles of Incorporation and bylaws restrict who may call special meetings of stockholders and how directors may be removed from office.

Additionally, in certain instances, the Maryland General Corporation Law requires a supermajority vote of our stockholders to approve a merger or other business combination with a large stockholder, if the proposed transaction is not approved by a majority of our unaffiliated directors.

We do not intend to pay dividends to our stockholders for the foreseeable future.

We do not intend to pay dividends to our stockholders for the foreseeable future and therefore there will be no current returns to our stockholders. Moreover, the Holding Company MOU may prohibit us from paying any such dividends.

Our shares of common stock are not an insured deposit and as such are subject to loss of entire investment.

The shares of our common stock are not a bank deposit and will not be insured or guaranteed by the FDIC or any other government agency. Your investment will be subject to investment risk, and you must be capable of affording the loss of your entire investment.

If we were to issue preferred stock, the rights of holders of our common stock and the value of such common stock could be adversely affected.

Our Board of Directors is authorized to issue classes or series of preferred stock, without any action on the part of the stockholders. The Board of Directors also has the power, without stockholder approval, to set the terms of any such classes or series of preferred stock, including voting rights, dividend rights and preferences over the common stock with respect to dividends or upon the liquidation, dissolution or winding-up of our business and other terms. If we issue preferred stock in the future that has a preference over the common stock with respect to the payment of dividends or upon liquidation, dissolution or winding-up, or if we issue preferred stock with voting rights that dilute the voting power of the common stock, the rights of holders of the common stock or the value of the common stock would be adversely affected.

Upon the effectiveness of this registration statement, we will become subject to evolving and expensive corporate governance regulations and requirements. Our failure to adhere to these requirements or the failure or circumvention of our controls and procedures could seriously harm our business.

As a privately held company, we were not responsible for the corporate governance and financial reporting practices and policies required of a publicly traded company. Upon the effectiveness of this registration statement, we will be a public company and will be subject to certain federal, state and other rules and regulations, including applicable requirements of the Sarbanes-Oxley Act of 2002. Compliance with these evolving regulations means we will incur significant legal, accounting and other expenses that we did not incur in the past and are not reflected in our historical financial statements. Compliance will also require a significant diversion of management time and attention, particularly with regard to disclosure controls and procedures and internal control over financial reporting and will require changes in corporate governance practices. Although we have reviewed, and will continue to review, our disclosure controls and procedures in order to determine whether they are effective, our controls and procedures may not be able to prevent errors or frauds in the future. Faulty judgments, simple errors or mistakes, or the failure of our personnel to adhere to established controls and procedures may make it difficult for us to ensure that the objectives of the control system will be met. A failure of our controls and procedures to detect other than inconsequential errors or fraud could seriously harm our business and results of operations.

We are electing to be subject to the SEC reporting requirements but there is no assurance that we will remain a public company.

We are voluntarily registering our shares with the SEC and thereby becoming subject to the SEC’s reporting requirements. While it is our intention to remain subject to the reporting requirements of the applicable securities laws for the foreseeable future, there is no assurance as to how long we will maintain such requirements nor are we obligated to do so except as otherwise required by law.

ITEM 2.	FINANCIAL INFORMATION.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of management provides supplemental information, which sets forth the major factors that have affected our financial condition and results of operations and should be read in conjunction with the consolidated financial statements and related notes. The analysis is divided into subsections entitled “Overview,” “Economic and Operating Environment Overview,” “Results of Operations,” “Liquidity,” “Capital Resources,” “Contractual Obligations and Other Commitments,” “Off-Balance Sheet Arrangements,” “Impact of Accounting Estimates,” “Critical Accounting Policies” and “Impact and Management of Interest Rate Risk.” The following information should provide a better understanding of the major factors and trends that affect our earnings performance and financial condition, and how our current performance compares with prior periods. The historical results set forth below and elsewhere in this registration statement are not necessarily indicative of our future performance.

This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including but not limited to those discussed in this section and elsewhere in this registration statement. You should read the information in this section in conjunction with the audited consolidated financial statements, as well as other information provided in this registration statement.

Overview

The Company is a bank holding company incorporated under the laws of the State of Maryland in March 2010 to serve as the holding company for the Bank. The Company became the bank holding company of the Bank, on May 26, 2010, under the VSC Plan. See Item 1, “BUSINESS—General” above for additional information.

The Bank is a federally chartered FDIC-insured savings association with 33 statewide offices and approximately 355 employees.

The Bank’s primary market area is Maine and southern New Hampshire. The Bank’s principal sources of funds are savings accounts, certificates of deposit, checking accounts (both interest and non-interest bearing) and borrowed funds.

The Bank’s loan portfolio is composed of commercial real estate loans, residential real estate mortgage loans (fixed and adjustable rate: fixed rate loans are typically sold in the secondary market after origination and adjustable rate loans are typically retained in the Bank’s portfolio), home equity loans, commercial business loans and consumer loans.

The Bank provides residential real estate mortgage loans throughout Maine, southern New Hampshire and elsewhere in the United States. The Bank’s lending to the healthcare professionals business is conducted through the Bank’s subsidiary, HPF, which is located in Boston, Massachusetts.

In May 2011, the Bank changed its name from Savings Bank of Maine to The Bank of Maine and in June 2011, the Bank opened its new headquarters office as well as a branch in Portland, Maine.

Economic and Operating Environment Overview

The global and U.S. economies are experiencing significantly reduced business activity as a result of, among other factors, disruptions and volatility in the financial system since 2008. Dramatic declines in the housing market during the past several years, with falling home prices and increasing foreclosures and unemployment, have resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities and major commercial and investment banks.

This market turmoil has led to an increased level of consumer and commercial delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally. The resulting economic pressure on consumers and lack of confidence in the financial markets has, in some cases, adversely affected the financial services industry.

The economic environment in Maine, the Bank’s primary market area, largely reflects the national economy. The unemployment rate in Maine is 7.8% as of June 2011, compared to the national rate of 9.2%. However, Maine lost approximately 33,000 jobs from the start of the recession in December 2007 through the end of 2009. Maine has had some positive job creation rate through June, 2011 but the growth has not been robust. The economic and employment environment in the nearby states of New Hampshire and Massachusetts has been stronger than the national average with unemployment rates of 4.9% and 7.6%, respectively and positive job growth from 2009 to 2011 in each state. Maine’s demographics also create additional economic challenges. Maine’s population growth rate is half of the U.S. average and Maine has the highest median age of any state in the nation and the third lowest percentage of population under the age of 18. Maine’s average wage is only approximately 80% of the national average.

The Bank is largely dependent upon the economic and employment environment in Maine and to a lesser extent in nearby states for growth in deposits and loans. The Bank is also dependent upon a continuing attractive interest rate environment for its ability to generate residential real estate mortgage loan growth. The Bank’s healthcare professional lending practice is less dependent upon general economic conditions, but it is affected by the continuation of favorable tax code provisions that encourage investment in equipment that the Bank finances.

In January 2011, after the Regulatory Orders were lifted, the Bank expanded its lending, from fixed and variable rate residential real estate mortgage loans and home equity loans, to which the Bank had been restricted under the Regulatory Orders, to include commercial loans and consumer loans, resulting in an increasing number of customers for its lending services. The Bank has also increased deposits (excluding QwickRate deposits which were allowed to run off as they matured) by $32.0 million from January 2011 through June 30, 2011, partially the result of a significant increase in the Bank’s marketing efforts.

Results of Operations

The following table sets forth our condensed summary of earnings for each of the periods indicated. The annual historical information has been derived from our audited consolidated financial statements for the years ended December 31, 2008, 2009 and 2010. The information for the six months ended June 30, 2011 and 2010 is derived from our unaudited interim consolidated financial statements, which are included elsewhere in this registration statement. The results set forth below and elsewhere in this registration statement are not necessarily indicative of our future performance.

This information is only a summary and should be read with our consolidated financial statements and related notes contained in this registration statement, as well as other information.

CONDENSED SUMMARY OF EARNINGS

(Dollars in Thousands)

	Six Months Ended June 30,		Years Ended December 31,
	2011	2010	2010	2009	2008
Interest income	$14,492	$18,093	$34,025	$40,467	$48,749
Less interest expense	2,592	4,320	7,399	10,260	15,288

Net interest income	11,900	13,773	26,626	30,207	33,461
Less provision for loan losses	—	—	—	59,610	4,844

Net interest income (loss) after provision for loan losses	11,900	13,773	26,626	(29,403)	28,617
Non interest income	5,247	16,547	20,529	10,264	8,369
Less non interest expense	18,823	16,627	33,046	46,817	28,875

Income (loss) before income taxes	(1,676)	13,693	14,109	(65,956)	8,111
Income tax expense (benefit)	(750)	4,673	4,778	(17,690)	2,866

Net income (loss)	$(926)	$9,020	$9,331	$(48,266)	$5,245

Selected Operating Ratios:
Return on Assets (1)	(0.12)%	1.00%	1.08%	(5.10)%	0.53%
Return on Equity (2)	(0.84)%	15.24%	10.91%	(68.73)%	6.64%
Dividend Payout Ratio (3)	—	—	—	—	—
Equity to Assets Ratio (4)	13.95%	12.34%	12.81%	5.13%	9.61%

(1)	Net income divided by monthly average total assets.
(2)	Net income divided by monthly average equity.
(3)	Not applicable.
(4)	Equity divided by total average assets.

Net Income (Loss)

For the six months ended June 30, 2011 vs. June 30, 2010

Our net loss, after tax, for the six months ended June 30, 2011 was $0.9 million compared to $9.0 million in net income for the six months ended June 30, 2010, a difference of $9.9 million or 110.0%. The decrease in net income between the two periods was primarily due to the one-time recognition of gain on forgiveness of debt of $10.2 million and the one-time gain on forgiveness of former directors’ deferred compensation of $2.9 million, net of approximately $4.5 million in tax, which were recorded during the six month period ended June 30, 2010. The gains were related to the Recapitalization Transaction referenced in Item 1, “BUSINESS—General,” above.

For the years ended December 31, 2010 vs. December 31, 2009

Our net income, after tax, for the year ended December 31, 2010 was $9.3 million compared to $48.3 million in net loss for the year ended December 31, 2009, a difference of $57.6 million or 119.3%. The increase in net income between the two periods was primarily due to a significant decrease in the provision for loan losses from 2009 to 2010, net of an applicable tax benefit of approximately $20.3 million, and the write-off of goodwill of $15.1 million in 2009. The provision for loan losses was $0 for 2010 compared to $59.6 million for 2009. In addition, we did not have a write-off of goodwill in 2010 compared to the $15.1 million write-off in 2009.

For the years ended December 31, 2009 vs. December 31, 2008

Our net loss, after tax, for the year ended December 31, 2009 was $48.3 million compared to $5.2 million in net income for the year ended December 31, 2008, a difference of $53.5 million or 1028.8%. This net loss compared to net income between the two periods was primarily due to the significant increase in the provision for loan losses of $54.8 million, net of applicable income taxes, and the write-off of goodwill of $15.1 million recognized in 2009. The provision for loan losses was $59.6 million for 2009 compared to $4.8 million for 2008. In addition, we had a write-off of goodwill of $15.1 million in 2009 compared to no write-off of goodwill in 2008.

Net Interest Income

Our profitability is dependent to a large extent on net interest income which is the difference between the interest received on earning assets such as cash investments, loans and securities and the interest paid on interest bearing liabilities, principally deposits and borrowings. Our principal interest-earning assets are loans and investment securities. Interest-bearing liabilities primarily consist of certificates of deposit, interest-bearing checking accounts, savings deposits, and money market accounts. Borrowings primarily consist of funds advanced from the FHLB of Boston and the Company’s note payable to Bankers’ Bank Northeast. Funds from these interest-bearing liabilities are generally invested in interest-earning assets. Accordingly, net interest income depends upon the amount of average interest-earning assets and average interest-bearing liabilities and the interest rates earned or paid on them.

The significance of net interest income is largely enhanced as our average asset size grows and the impact of market rates of interest as influenced by the Federal Reserve’s monetary policy.

The following charts provide the average monthly balances and average interest rates earned or paid, net interest spread and net interest margin for the six months ended June 30, 2011 and 2010 and the years ended December 31, 2010, 2009 and 2008:

	At June 30,						At December 31,
	2011			2010			2010			2009			2008
	(Dollars in Thousands)
	Average Balance	Interest Earned or Paid	Average Yield or Cost	Average Balance	Interest Earned or Paid	Average Yield or Cost	Average Balance	Interest Earned or Paid	Average Yield or Cost	Average Balance	Interest Earned or Paid	Average Yield or Cost	Average Balance	Interest Earned or Paid	Average Yield or Cost
Interest-earning assets:
Cash and cash equivalents	$92,831	$113	0.2%	$76,258	$60	0.2%	$78,641	$168	0.2%	$15,935	$1	0.0%	$21,110	$102	0.5%
Fed funds sold	—	—	0.0%	13	—	0.0%	—	—	0.0%	437	1	0.2%	17,699	400	2.3%
Investment securities	53,166	687	2.6%	53,305	460	2.0%	50,716	945	1.9%	64,222	1,164	1.8%	76,898	2,055	2.7%
FHLB of Boston stock	4,782	7	0.0%	4,508	—	0.0%	4,646	—	0.0%	3,936	—	0.0%	2,846	—	0.0%
Loans receivable and held for sale	573,363	13,685	4.8%	690,355	17,573	5.1%	657,648	32,912	5.0%	806,290	39,301	4.9%	818,385	46,192	5.6%

Total interest-earning assets	724,142	14,492	4.0%	824,439	18,093	4.4%	791,651	34,025	4.3%	890,820	40,467	4.5%	936,938	48,749	5.2%
Non-interest earning assets	71,880	—		73,686	—		71,493	—		55,691	—		46,079	—

Total assets	$796,022	$14,492		$898,125	$18,093		$863,144	$34,025		$946,511	$40,467		$983,017	$48,749

Interest-bearing liabilities:
Deposits	$615,144	$2,309	0.8%	$663,139	$3,402	1.0%	$645,813	$6,144	1.0%	$696,776	$7,963	1.1%	$762,668	$13,767	1.8%
Retail agreements to repurchase	29,197	55	0.4%	41,498	159	0.8%	40,554	247	0.6%	50,803	407	0.8%	54,485	793	1.5%
Federal Reserve Bank borrowings	—	—	0.0%	—	—	0.0%	—	—	0.0%	31,564	52	0.2%	7,345	45	0.6%
FHLB of Boston borrowings	887	2	0.5%	82,733	161	0.4%	43,005	172	0.4%	51,207	214	0.4%	22,463	251	1.1%
Note payable	9,000	226	5.0%	15,000	517	7.0%	12,000	755	6.3%	18,000	1,452	8.1%	5,813	259	4.5%
Long-term FHLB of Boston borrowings	—	—	0.0%	3,280	81	5.0%	3,280	81	2.5%	3,900	172	4.4%	3,900	172	4.4%

Total interest-bearing liabilities	654,228	2,592	0.8%	805,650	4,320	1.1%	744,652	7,399	1.0%	852,250	10,260	1.2%	856,674	15,287	1.8%
Non-interest bearing deposits	16,024	—		16,263	—		16,207	—		20,504	—		24,634	—
Other non-interest bearing liabilities	15,244	—		17,044	—		16,738	—		3,533	—		22,692	—

Total liabilities	685,496	2,592		838,957	4,320		777,597	7,399		876,287	10,260		904,000	15,287
Total equity capital	110,526	—		59,168	—		85,547	—		70,224	—		79,017	—

Total Liabilities and equity capital	$796,022	$2,592		$898,125	$4,320		$863,144	$7,399		$946,511	$10,260		$983,017	$15,287

Net interest income		$11,900			$13,773			$26,626			$30,207			$33,462

Net interest spread			3.21%			3.32%			3.32%			3.34%			3.43%

Net interest margin			3.29%			3.34%			3.36%			3.39%			3.57%

Rate of average interest-earning assets to average interest-bearing liabilities			110.69%			102.33%			106.31%			104.53%			109.37%

The following table sets forth certain information regarding changes in our interest income for the six months ended June 30, 2011 compared to the six months ended June 30, 2010, for the year ended December 31, 2010 as compared to the year ended December 31, 2009, and for the year ended December 31, 2009 as compared to the year ended December 31, 2008. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to changes in volume and interest rate. Changes in both volume and rate have been allocated based on the proportionate absolute changes in each category.

(Dollars in Thousands)

	June 30, 2011 Changes from June 30, 2010			2010 Changes from 2009			2009 Changes from 2008
	Total Change	Due to Average		Total Change	Due to Average		Total Change	Due to Average
		Volume	Rate		Volume	Rate		Volume	Rate
Interest Earning Assets
Loans, Net	$(3,888)	$(2,842)	$(1,046)	$(6,389)	$(7,414)	$1,025	$(6,891)	$(673)	$(6,218)
Investment Securities	228	(1)	229	(220)	(251)	31	(891)	(302)	(589)
Other	59	15	44	167	12	155	(500)	(68)	(432)

Total:	(3,601)	(2,828)	(773)	(6,442)	(7,653)	1,211	(8,282)	(1,043)	(7,239)

Interest Bearing Liabilities
NOW	(64)	(2)	(62)	(54)	(94)	40	(123)	180	(303)
Savings	(631)	(59)	(572)	(487)	(204)	(283)	(2,643)	(393)	(2,250)
Money Market	39	39	—	—	—	—	—	—	—
CDs	(437)	(305)	(132)	(1,278)	782	(2,060)	(3,038)	(2,061)	(977)
Other borrowings	(81)	(41)	(40)	(143)	(50)	(93)	7	60	(53)
Repurchase Agreements	(104)	(32)	(72)	(161)	(73)	(88)	(386)	(51)	(335)
FHLB advances	(159)	(192)	33	(41)	(33)	(8)	(37)	186	(223)
Note payable	(291)	(184)	(107)	(697)	(420)	(277)	1,193	860	333

Total	(1,728)	(776)	(952)	(2861)	(92)	(2,769)	(5,027)	(1,219)	(3,808)

Changes in Net Interest Income	$(1,873)	$(2,052)	$179	$(3,581)	$(7,561)	$3,980	$(3,255)	$176	$(3,431)

For the six months ended June 30, 2011 vs. June 30, 2010

Net interest income was $11.9 million for the six months ended June 30, 2011, a decrease of $1.9 million, or 13.6%, from $13.8 million for the same period in 2010. While there was a net increase in the average balance of interest earning assets over the average balance of interest bearing liabilities in 2011, the “net interest spread,” or the difference between the average yield on interest-earning assets and the cost of funds for interest-bearing liabilities, decreased slightly in 2011. Total interest income and expense decreased in 2011 because of the significant decrease in both total assets and liabilities in 2011. Interest on interest-earning assets declined $3.6 million, offset by the interest on interest-bearing liabilities which declined $1.7 million. Our net interest margin for the six months ended 2011 of 3.29% decreased slightly compared to 3.34% for the six months ended 2010.

Contributing to the $3.6 million decline in interest income on interest earning assets were increases in interest earned on cash and cash equivalents and investment securities of $0.3 million net of decreases in interest earned on loans receivable and held for sale of $3.9 million. Interest on cash and cash equivalents and investment securities was affected primarily by an increase in interest rates on investment securities, which increased from a weighted average of 2.0% for the six months ended June 30, 2010 to 2.6% for the six months ended June 30, 2011. The decline in interest on loans receivable and held for sale was primarily the result of decreases in the average balances which declined from $690.4 million in 2010 to $573.4 million in 2011, reflecting the decrease in the commercial loan portfolio as a result of net pay-downs and payoffs.

The decline of $1.7 million in interest paid on interest-bearing liabilities was primarily the result of the decline in average deposits, borrowings from retail agreements to repurchase, the FHLB of Boston and the note payable to Bankers’ Bank Northeast. Total average interest bearing borrowings declined from $142.5 million in 2010 to $39.1 million in 2011 resulting in a decline in interest paid on borrowings of $0.6 million. The decrease in interest paid on deposits of $1.1 million primarily reflects the decrease in deposits in 2011 of $48.0 million.

For the years ended December 31, 2010 vs. December 31, 2009

Net interest income was $26.6 million for the year ended December 31, 2010, a decrease of $3.6 million or 11.9%, from $30.2 million for the same period in 2009. While there was a net increase in the average balance of interest-earning assets in excess of the average balance of interest-bearing liabilities in 2010, the “net interest spread,” or the difference between the average yield on interest-earning assets and the cost of funds for interest-bearing liabilities, decreased in 2010. These changes were reflected in a decline in net interest margin. Interest on interest-earning assets declined $6.4 million, offset by interest on interest-bearing liabilities which declined $2.9 million. Net interest margin for 2010 was 3.36%, a slight decline compared to 3.39% for 2009.

Contributing to the $6.4 million decline in interest income on earning assets was the decline in interest earned on loans receivable and held for sale of $6.4 million, reflecting the decrease in the size of the commercial loan portfolio as a result of net pay-downs and payoffs net of a slight increase in the average yield on loans receivable and held for sale, which was 5.0% in 2010 compared to 4.9% in 2009. This increase in average yield was primarily attributable to the increase in the key lending rate charged by the Bank (SBM Prime) within the commercial loan portfolio.

The decline of $2.9 million in interest expense on interest-bearing liabilities resulted from a significant decline in borrowings. Total borrowings from retail agreements to repurchase, the FHLB of Boston and the Federal Reserve decreased $50.6 million from $137.4 million in 2009 to $86.8 million in 2010. The note payable to Bankers’ Bank Northeast also declined from $18.0 million in 2009 to $9.0 million in 2010 resulting from the gain on forgiveness of debt recognized as part of the Recapitalization Transaction. In addition to the decrease in the average balance of total interest-bearing liabilities, the average cost of funds for total interest-bearing liabilities decreased in 2010 from 1.2% in 2009 to 1.0% in 2010, as the Bank adjusted its cost of funds to reflect lower yields on investments and its loans receivable and held for sale portfolio.

For the years ended December 31, 2009 vs. December 31, 2008

Net interest income was $30.2 million for the year ended December 31, 2009, down $3.3 million or 9.7%, from $33.5 million for the same period in 2008. There was a net decrease in the average balance of interest earning assets in excess of the average balance of interest-bearing liabilities in 2010 and the difference between the average yield on interest earning assets and the cost of funds for interest bearing liabilities also decreased in 2010. These changes were reflected in a decline in net interest margin. The net interest margin for 2009 was 3.39% compared to 3.57% in 2008.

Contributing to the $8.3 million decline in interest income were declines in interest on federal funds sold and investment securities of $1.3 million and on loans receivable and held for sale of $6.9 million. The decline in interest on federal funds sold and investment securities resulted primarily from a decline of $29.9 million in the average balances from $94.6 million to $64.7 million between 2008 and 2009. The decline in interest on loans receivable and held for sale was primarily caused by the average yield declining from 5.6% in 2008 to 4.9% in 2009 due to the declining interest rate environment.

The decline of $5.0 million in interest paid on interest-bearing liabilities resulted primarily from a decline in the cost of funds, which was 1.2% in 2009 compared to 1.8% in 2008. The decrease in the cost of funds in 2009 occurred in deposits as well as in our retail agreements to repurchase and borrowings from the Federal Reserve Bank of Boston and the FHLB of Boston.

Provision for Loan Losses

The allowance for loan losses is established through a provision for loan losses charged against operations. Loans are considered “impaired” and charged against the allowance for loan losses when management believes that the collectibility of the principal and interest in accordance with the terms of the loan agreement is unlikely. The allowance is an amount that management believes is adequate to absorb possible losses on existing loans that may become uncollectable, based on evaluations of the collectibility of loans, historical loss experience, current economic conditions, portfolio mix, and other qualitative factors. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in historical loss experience, economic conditions or other qualitative factors. The level of the allowance is based on estimates, and the ultimate losses may vary from these estimates. Management regularly reviews the adequacy of the allowance for loan losses and makes adjustments to the provision for loan losses based on loan growth, economic conditions, charge-offs, portfolio composition, as well as the actual balance in the allowance.

Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. Cash collections on impaired loans are credited to the loan receivable balance and no interest income is recognized on those loans until the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

For the six months ended June 30, 2011 vs. June 30, 2010

The allowance for loan losses was $25.9 million or 4.3% of total loans at June 30, 2011, compared to $30.5 million or 4.5% of total loans at June 30, 2010. Utilizing the factors and analyses referenced above, management determined not to record any additional loan loss provision for the six month periods ended June 30, 2011 or June 30, 2010. Management determined that for the six month periods ended June 30, 2011 and 2010, the allowance for loan losses was adequate to absorb possible losses.

For the years ended December 31, 2010 vs. December 31, 2009

The allowance for loan losses was $31.7 million or 5.2% of total loans at December 31, 2010, compared to $41.2 million or 5.4% of total loans at December 31, 2009.

Utilizing the factors and analyses described above, management determined that the allowance for loan losses at December 31, 2010, was adequate to absorb possible losses and no further provision for loan losses during the year ended December 31, 2010 was deemed necessary. In comparison, management added a provision for loan losses of $59.6 million during the year ended December 31, 2009 to reflect the increased risk in the loan portfolio due to a significant increase in non-performing commercial loans, foreclosure activity, and management’s judgment that there was additional risk, based on current and expected market conditions. This increase in the provision for loan losses in 2009 was considered necessary to maintain the allowance for loan losses at a level that would be adequate to cover probable losses inherent in the loan portfolio as well as charge-offs on loans.

For the years ended December 31, 2009 vs. December 31, 2008

The allowance for loan losses was $41.2 million or 5.4% of total loans at December 31, 2009, compared to $20.1 million or 2.4% of total loans at December 31, 2008.

The provision for loan losses of $59.6 million for 2009 compared to $4.8 million for 2008, reflected management’s judgment that there was increased risk in the loan portfolio due to a significant increase in non-performing commercial loans, foreclosure activity, and additional risk due to current and expected market conditions during the year ended December 31, 2009. The increase in the provision for loan losses in 2009 was considered necessary to maintain the allowance for loan losses at a level adequate to cover probable losses inherent in the loan portfolio as well as charge-offs on loans.

Non-interest Income

For the six months ended June 30, 2011 vs. June 30, 2010

We earned $5.2 million in non-interest income in the six months ended June 30, 2011, an $11.3 million or 68.2% decrease, over non-interest income of $16.5 million for the six months ended June 30, 2010. The decrease in non-interest income primarily resulted from a nonrecurring gain on forgiveness of debt and deferred compensation of $13.2 million recorded in 2010, net of gains on the sales of securities and bank premises of $0.4 million and $0.9 million, respectively, recorded in 2011.

For the years ended December 31, 2010 vs. December 31, 2009

We earned $20.5 million in non-interest income in 2010, a $10.3 million or 100.0% increase, over non-interest income of $10.3 million in 2009. The increase in non-interest income primarily resulted from a non-recurring gain on forgiveness of debt and deferred compensation of $13.2 million recorded in 2010.

For the years ended December 31, 2009 vs. December 31, 2008

We earned $10.3 million in non-interest income in 2009, a $1.9 million or 22.6% increase, over non-interest income of $8.4 million in 2008. The increase was in part due to a $1.1 million increase in the valuation of mortgage servicing rights relating to the Bank’s $381.2 million residential mortgage loan servicing portfolio. The increase in non-interest income in 2009 also reflects a 369% increase in loans sold to Fannie Mae compared to 2008. This increased secondary market activity resulted in an increase in total gains on sales of loans of $1.2 million, from $0.3 million in 2008 to $1.5 million in 2009.

Non-interest Expense

For the six months ended June 30, 2011 vs. June 30, 2010

Non-interest expense was $18.8 million for the six months ended June 30, 2011 compared to $16.6 million for the six months ended June 30, 2010, an increase of $2.2 million. This increase was largely attributable to increased salaries and benefits expense as the Bank expanded its mortgage lending and lending to healthcare professionals operations as well as its investments in staff in other key operational areas in early 2011. Non-interest expense for 2011 also included $0.6 million for stock-based compensation expense compared to $0 in 2010.

For the years ended December 31, 2010 vs. December 31, 2009

Non-interest expense was $33.0 million for 2010 compared to $46.8 million in 2009, a decrease of $13.8 million. This decrease was primarily due to certain non-recurring expenses recorded in 2009, including a $15.1 million write-off of goodwill and a $3.6 million write-down for other real estate owned, offset by increases in salaries, benefits and general & administrative expenses in 2010.

For the years ended December 31, 2009 vs. December 31, 2008

Non-interest expense was $46.8 million for 2009 compared to $28.9 million in 2008, an increase of $17.9 million. This increase was primarily due to $18.7 million in non-recurring expenses recorded in 2009, including $15.1 million in goodwill write-off and a $3.6 million write-down for other real estate owned. The goodwill write-off related to prior bank acquisitions made in 2008 and 2007. The write-off was done as a result of a goodwill impairment study conducted by a third party consultant. Core deposit intangibles associated with these acquisitions continue to be amortized, with an expense of $1.0 million recorded in 2009 and $0.8 million recorded in 2008. The $3.6 million write-down of other real estate owned related to a property on which the Bank foreclosed in 2009.

In addition to having $18.7 million in non-recurring expenses in 2009, the Bank also incurred in 2009 a $1.9 million increase in FDIC and OTS assessments and a $1.8 million increase in consulting costs to improve the Bank’s lending procedures, work out problem loans and strengthen internal controls. The cost of generating loans also increased in 2009, in the form of additional appraisal, legal and other expenses for work-out loans, representing a $0.7 million increase. Employee salaries and benefits were reduced by $2.8 million in 2009.

Income Tax Expense (Benefit)

For the six months ended June 30, 2011 vs. June 30, 2010

Income tax benefit for the six months ended June 30, 2011 was $0.8 million compared to $4.7 million in tax expense for the same period in 2010. The change from June 30, 2010 to June 30, 2011 primarily reflects the decrease in net income between the two periods. Net income for 2010 included $13.1 in non-recurring gains relating to forgiveness of debt and forfeited deferred compensation. The effective tax rate was 44.7% for the six months ended June 30, 2011 compared to 34.1% for the same period in 2010. The increase in the effective rate for the six months ended June 30, 2011 was primarily attributable to the adjustment of the prior year-end accrual in connection with preparation of the 2010 tax return.

For the years ended December 31, 2010 vs. December 31, 2009

Income tax expense for the year ended December 31, 2010 was $4.8 million compared to $17.7 million in tax benefit for the year ended December 31, 2009 and is directly attributable to net income or loss for those periods. Tax expense in 2010 was primarily attributable to the gains on forgiveness of debt and forfeited deferred compensation.

The effective tax rate was 33.9% for the year ended December 31, 2010 compared to 26.8% for the same period in 2009. The change in effective rate was primarily attributable to the write-off of non-deductible goodwill in 2009.

For the years ended December 31, 2009 vs. December 31, 2008

Income tax benefit for the year ended December 31, 2009 was $17.7 million compared to $2.9 million in tax expense for the same period in 2008 and was directly attributable to net income or loss for those periods. The significant benefit recorded in 2009 was directly related to the significant net loss for that period which included a $59.6 million provision for loan losses deducted for book purposes.

The effective tax rate was 26.8% for the year ended December 31, 2009 compared to 35.3% for the same period in 2008. The decline in the effective rate in 2009 was primarily attributable to the non-deductibility in 2009 of the write-off of goodwill that was included in book income (loss) but was not considered in the calculation of tax expense (benefit).

Financial Condition

The following discussion contains a more detailed analysis of our financial condition as of June 30, 2011 and 2010 and as of December 31, 2010, 2009 and 2008.

Consolidated Balance Sheets

	June 30,		December 31,
	2011	2010	2010	2009	2008
ASSETS
Cash and due from banks	$75,676,641	$110,283,968	$168,464,762	$33,898,799	$20,645,260
Interest-bearing deposits in banks	599,157	31,158	37	34,762	104,177

Total cash and cash equivalents	76,275,798	110,315,126	168,464,799	33,933,561	20,749,437
Securities available-for-sale	74,092,642	27,043,535	19,771,303	29,155,563	70,352,950
Securities held-to-maturity	—	24,553,034	20,422,330	28,433,976	—
Other investments	10,000	10,000	10,000	10,000	10,000
Federal Home Loan Bank of Boston stock, at cost	4,782,400	4,782,400	4,782,400	3,987,400	3,384,700
Loans held for sale	391,109	916,577	2,333,519	1,745,650	617,090
Loans receivable, net of allowance for loan losses of $25,924,903 in June, 2011, $30,539,100 in June 2010, $31,691,232 in 2010, $41,193,957 in 2009 and $20,118,524 in 2008	576,659,495	656,468,823	583,581,544	723,361,432	829,226,495
Accrued interest receivable	2,289,055	1,893,023	1,935,478	2,661,296	3,642,725
Premises and equipment, net	25,208,047	27,003,453	26,866,849	27,627,367	25,824,415
Deferred tax asset	11,362,420	16,600,661	11,693,554	16,612,636	9,374,519
Goodwill	—	—	—	—	15,148,694
Other real estate owned	9,353,458	7,233,056	7,881,332	5,666,452	2,408,631
Core deposit intangibles	3,544,768	4,647,904	4,096,336	5,327,043	6,302,607
Income taxes receivable	—	—	—	11,170,947	684,619
Other assets	4,042,045	4,285,136	4,220,235	2,624,018	1,089,044

	$788,011,237	$885,752,728	$856,059,679	$892,317,341	$988,815,926

LIABILITIES AND EQUITY CAPITAL
Liabilities
Deposits	$636,099,311	$662,480,249	$638,434,010	$695,725,379	$699,586,275
Securities sold under retail agreements to repurchase	23,016,226	39,860,969	33,462,918	46,966,781	52,440,753
Advances	—	48,000,000	53,800,000	71,866,000	108,472,000
Mortgagors’ escrow accounts	204,265	184,000	274,992	60,887	88,260
Accrued expenses and other liabilities	9,244,889	16,655,233	10,884,371	13,476,183	12,636,591
Note payable	9,000,000	9,000,000	9,000,000	18,000,000	18,000,000
Treasury tax and loan account	531,185	245,170	508,982	426,474	2,520,507

Total liabilities	678,095,876	776,425,621	746,365,273	846,521,704	893,744,386
Equity capital
Preferred stock, $.01 par value; 50,000,000 shares authorized; no shares issued and outstanding at June 30, 2011	—	—	—	—	—
Common stock, $.01 par value; 100,000,000 shares authorized; 622,000 shares issued and 600,000 shares outstanding at June 30, 2011	6,000	6,000	6,000	—	—
Additional paid-in capital	55,121,214	54,551,151	54,597,906	—	—
Retained earnings	53,962,547	54,577,016	54,888,902	45,557,433	93,823,992
Accumulated other comprehensive income
Net unrealized appreciation on securities available-for-sale, net of deferred income tax	825,600	192,940	201,598	238,204	1,247,548

Total equity capital	109,915,361	109,327,107	109,694,406	45,795,637	95,071,540

	$788,011,237	$885,752,728	$856,059,679	$892,317,341	$988,815,926

June 30, 2011 compared with December 31, 2010

At June 30, 2011, the Bank’s assets were $788.0 million compared to $856.1 million at December 31, 2010, a decrease of $68.1 million or 8.0%. The decrease in total assets was primarily the result of decreases in loans through repayments and charge-offs as well, as a reduction in cash and due from banks, as cash was used to fund repayment of borrowings at the FHLB of Boston and to retire certain certificates of deposit. Total advances from the FHLB of Boston decreased $53.8 million or 100.0% from December 31, 2010 to June 30, 2011. Total deposits decreased slightly. They were $636.1 million at June 30, 2011 compared to $638.4 million at December 31, 2010, a decrease of $2.3 million or 0.4%. This decrease primarily reflects the retirement of $34.3 million of QwickRate certificates of deposits, net of a $36.6 million increase in other deposits.

Total equity capital at June 30, 2011 was $109.9 million compared to $109.7 million at December 31, 2010, an increase of $0.2 million or 0.2%. The increase of $0.2 million in 2011 was primarily attributable to a $0.6 million increase in unrealized appreciation on investments, net of tax, and a $0.5 million increase in additional paid-in capital relating to accounting for stock based compensation, net of a $0.9 million net loss for 2011.

December 31, 2010 compared with December 31, 2009

At December 31, 2010, our total assets were $856.1 million compared to $892.3 million at December 31, 2009, a decrease of $36.2 million or 4.1%. The decrease was primarily the result of decreases in loans through repayments and charge-offs. Cash generated from loan repayments in 2010 was primarily used to fund a decrease in deposits, reduce advances from the FHLB of Boston and increase cash and due from banks. Total deposits were $638.4 million at December 31, 2010 compared to $695.7 million at December 31, 2009, a decrease of $57.3 million or 8.2%, primarily reflecting retirement of $71.3 million in brokered deposits. Total advances from the FHLB of Boston were $53.8 million at December 31, 2010 compared to $71.9 million at December 31, 2009, a decrease of $18.1 million or 25.1%. Cash and due from banks were $168.5 million at December 31, 2010 compared to $33.9 million at December 31, 2009, an increase of $134.6 million or 397.1%.

Total equity capital at December 31, 2010 was $109.7 million compared to $45.8 million at December 31, 2009, an increase of $63.9 million or 139.5%, which is directly attributable to the $54.6 million of new capital, net of costs, generated from the Recapitalization Transaction and the $9.3 million of net income recognized for the year ended December 31, 2010.

December 31, 2009 compared with December 31, 2008

At December 31, 2009, our total assets were $892.3 million compared to $988.8 million at December 31, 2008, a decrease of $96.5 million or 9.8%. The decrease was primarily the result of decreases in loans through repayments and charge-offs, and the increase in the allowance for loan losses. While total assets decreased from 2008 to 2009, total deposits remained relatively constant, $695.7 million at December 31, 2009 compared to $699.6 million at December 31, 2008. Cash generated from loan repayments in 2009 was primarily used to reduce our borrowings at the FHLB of Boston and the Federal Reserve Board of Boston. Total advances decreased $36.6 million or 33.7% from December 31, 2008 to December 2009.

Total equity capital at December 31, 2009 was $45.8 million compared to $95.1 million at December 31, 2008, a decrease of $49.3 million, or 51.8%, which was directly attributable to the total comprehensive loss of $49.3 million recorded for the year ended December 31, 2009.

Loan Portfolio Composition. The following table sets forth the composition of our loan portfolio by type of loan at the dates indicated.

	June 30,		December 31,
	2011		2010		2009		2008		2007		2006
	Amount (Dollars in Thousands)	Percent	Amount (Dollars in Thousands)	Percent	Amount (Dollars in Thousands)	Percent	Amount (Dollars in Thousands)	Percent	Amount (Dollars in Thousands)	Percent	Amount (Dollars in Thousands)	Percent
Real estate loans
Residential 1-4 family	$140,087	23.2%	$143,700	23.4%	$160,399	21.0%	$160,607	18.9%	$155,005	21.5%	$133,725	21.5%
Construction 1-4 family	281	0.1%	1,261	0.2%	5,512	0.7%	8,809	1.0%	7,137	1.0%	6,254	1.0%
Commercial real estate	276,945	45.9%	296,626	48.2%	389,484	50.9%	420,994	49.5%	350,424	48.6%	301,573	48.5%
Commercial real estate construction	22,680	3.8%	24,183	3.9%	31,131	4.1%	57,999	6.8%	30,908	4.3%	28,077	4.5%
Home equity lines of credit	90,133	14.9%	91,663	14.9%	92,123	12.0%	89,188	10.5%	75,625	10.5%	68,156	10.9%

	530,126	87.9%	557,433	90.6%	678,649	88.7%	737,597	86.7%	619,099	85.7%	537,785	86.4%

Commercial business loans	54,164	9.0%	38,327	6.2%	63,444	8.3%	84,090	9.9%	69,965	9.7%	59,817	9.6%

Consumer installment loans	18,474	3.1%	19,896	3.2%	22,990	3.0%	28,244	3.4%	32,451	4.6%	24,915	4.0%

Total loans	602,764	100.00%	615,656	100.0%	765,083	100.0%	849,931	100.0%	721,515	100.0%	622,517	100.0%

Less:
Allowance for loan losses	(25,925)		(31,691)		(41,194)		(20,119)		(16,460)		(14,223)
Net deferred loan fees	(180)		(383)		(528)		(586)		(550)		(628)

Net loans receivable	$576,659		$583,582		$723,361		$829,226		$704,505		$607,666

The following is a summary of maturity distribution of certain loan categories based on remaining scheduled repayments of principal as of December 31, 2010 (in thousands):

	As of December 31, 2010 Maturity and/or Repricing Period
	Within 1 Year	1–5 Years	Over 5 Years	Total
Real estate loans	$126,924	$74,141	$356,368	$557,433
Commercial business loans	15,437	15,694	7,196	38,327
Consumer installment loans	2,326	6,461	11,109	19,896

Total	$144,687	$96,296	$374,673	$615,656

Fixed/variable pricing of loans with maturities due after one year
Loans at fixed interest rates		$16,764	$28,579
Loans at floating or adjustable interest rates		79,532	346,094

Total		$96,296	$374,673

Allowance for Loan Losses. Our allowance for losses is the financial provision that we make in our balance sheet for potential losses in our loan portfolio. The following table presents the activity in our allowance for loan losses and other ratios at or for the dates indicated.

	Six Months Ended June 30,	Year Ended December 31,
	2011	2010	2009	2008	2007	2006
	(Dollars in Thousands)
Allowance at the beginning of period	$31,691	$41,194	$20,119	$16,460	$14,223	$12,922

Provision for loan losses	—	—	59,610	4,844	2,368	1,910

Recoveries:
Single family	23	417	113	113	60	—
Construction	457	—	—	—	1	—
Multi-family	—	—	—	—	—	—
Non-residential property	402	5,101	139	5	120	129
Land	—	—	—	—	—	—
Home equity	75	—	2	74	1	—
Commercial business	77	704	197	78	40	900
Consumer	43	92	82	72	103	48

Total recoveries	1,077	6,314	533	342	325	1,077

Charge-offs:
Single family	856	1,556	3,263	687	526	125
Construction	1,297	—	7,463	—	292	—
Multi-family	—	—	165	—	54	—
Non-residential property	4,085	12,284	22,260	892	873	574
Land	94	—	793	—	2	—
Home equity	97	—	106	117	70	8
Commercial business	232	1,254	4,274	1,578	268	806
Consumer	182	497	744	539	267	173

Total charge-offs	6,843	15,591	39,068	3,813	2,352	1,686

Reclassification to liability for unfunded commitments	—	(226)	—	—	—	—

Allowance assumed from Rivergreen, First Citizens, and Calais mergers	—	—	—	2,286	1,896	—

Balance at end of period	$25,925	$31,691	$41,194	$20,119	$16,460	$14,223

Allowance for loans losses as a percentage of total loans	4.3%	5.2%	5.4%	2.4%	2.3%	2.3%
Net charge-offs to average net loans receivable	1.0%	1.4%	4.8%	0.4%	0.3%	0.1%
Allowance for loan losses as a percentage of non-performing loans	52.8%	41.7%	50.1%	80.8%	114.1%	168.1%

Allocation of Allowance for Loan Losses. The following tables set forth the allowance for loan losses allocated by loan category, the total loan balances (net of deferred fees) by category and the percent of loans in each category to total loans.

	At June 30,			At December 31,
	2011			2010			2009			2008			2007			2006
	Amount of Loan Loss	Loan Balances by Cate- gory	Percent of Loans in Each Cate- gory to Total Loans	Amount of Loan Loss	Loan Balances by Cate- gory	Percent of Loans in Each Cate- gory to Total Loans	Amount of Loan Loss	Loan Balances by Cate- gory	Percent of Loans in Each Cate- gory to Total Loans	Amount of Loan Loss	Loan Balances by Cate- gory	Percent of Loans in Each Cate- gory to Total Loans	Amount of Loan Loss	Loan Balances by Cate- gory	Percent of Loans in Each Cate- gory to Total Loans	Amount of Loan Loss	Loan Balances by Cate- gory	Percent of Loans in Each Cate- gory to Total Loans
	(Dollars in Thousands)
Real Estate Mortgage:
Commercial	$12,899	$299,779	49.7%	$16,520	$320,727	52.2%	$22,655	$420,476	55.0%	$11,323	$478,001	56.3%	$8,680	$380,176	52.8%	$7,577	$331,283	53.3%
Residential	9,907	230,242	38.2%	12,173	236,341	38.4%	13,884	257,677	33.7%	6,117	258,223	30.4%	5,420	237,418	32.9%	4,751	207,737	33.4%
Commercial Loans	2,328	54,101	9.0%	1,974	38,321	6.2%	3,417	63,422	8.3%	1,985	83,821	9.9%	1,597	69,929	9.7%	1,326	57,970	9.3%
Consumer Loans	791	18,462	3.1%	1,024	19,884	3.2%	1,238	22,980	3.0%	694	29,300	3.4%	763	33,442	4.6%	569	24,899	4.0%

Total allowance for loan losses	$25,925	$602,584	100.0%	$31,691	$615,273	100.0%	$41,194	$764,555	100.0%	$20,119	$849,345	100.0%	$16,460	$720,965	100.0%	$14,223	$621,889	100.0%

Asset Quality

As of June 30, 2011 and December 31, 2010, we had an aggregate of $49.1 million and $76.0 million, respectively, of total loans that were non-performing loans or 8.2% and 12.3%, respectively, of our loan portfolio.

We describe our asset quality in the tables below using the following terms:

Classified Loans	Rated as Substandard, risk rating 6; Rated as Doubtful, risk rating 7; Rated as Loss, risk rating 8; and In-substance foreclosure loans (“ISF”)
Classified Assets	Classified Loans plus REO properties
Criticized Loans	Rated as Special Mention, risk rating 5; plus all Classified Loans
Criticized Assets	Criticized Loans plus REO properties
Non-Performing Loans	Loans on non-accrual (over 90 days past due) or where the full repayment of principal and interest due under contractual terms is unlikely
Non-Performing Assets	Non-Performing Loans plus REO properties
REO or Other Real Estate Owned	Real estate owned by the Bank that has been taken by foreclosure or other proceeding in connection with a defaulted loan

Non-Performing Assets. The following table shows our Non-Performing Assets by type as of the dates indicated.

	At June 30,	At December 31,
	2011	2010	2009	2008
	(Dollars in Thousands)
Loans accounted for on a nonaccrual basis:
Real estate loans
Residential 1-4 family	$5,595	$6,095	$4,575	$4,231
Construction 1-4 family	—	—	—	—
Commercial real estate	29,993	46,136	57,424	14,086
Commercial real estate construction	9,922	15,507	10,693	3,181
Home equity lines of credit	1,393	1,803	881	943

Total real estate	46,903	69,541	73,573	22,441

Commercial business loans	1,828	5,666	7,669	1,524

Commercial installment loans	349	784	923	924

Total non-performing loans	$49,080	$75,991	$82,165	$24,889

Other real estate owned (REO)	9,354	7,881	5,666	2,409

Total non-performing assets	$58,434	$83,872	$87,831	$27,298

Non-performing loans as a percentage of total loans	8.2%	12.3%	10.7%	2.9%

Non-performing loans as a percentage of total assets	6.2%	8.9%	9.2%	2.5%

Non-performing assets as a percentage of total assets	7.4%	9.8%	9.8%	2.8%

Loans held for investment, net[1]	$602,584	$615,273	$764,555	$849,345

Total assets	$788,011	$856,060	$892,317	$988,816

[1]	Net of deferred fees

Other Real Estate Owned and Other Repossessed Assets. The following table shows our REO Assets by type of original loan at the dates indicated:

	At June 30,	At December 31,
	2011	2010	2009	2008
	(In Thousands)
Real estate loans
Residential 1-4 family	$1,001	$1,125	$582	$829
Construction 1-4 family	—	—	—	—
Commercial real estate	6,191	4,932	2,980	1,392
Commercial real estate construction	1,998	1,730	1,915	—
Home equity lines of credit	73	59	145	55

Subtotal	9,263	7,846	5,622	2,276

Commercial business loans	—	—	—	—

Consumer installment loans	91	35	44	133

Total real estate owned	$9,354	$7,881	$5,666	$2,409

Classified Loans and Criticized Loans. Federal regulations provide for the classification of lower quality loans and other assets, such as debt and equity securities, as substandard (risk rating 6), doubtful (risk rating 7) or loss (risk rating 8). These three categories constitute “Classified Loans.” A loan is considered substandard if it has a “definable” weakness or weaknesses that may jeopardize the timely liquidation of the debt, including, but not limited to, inadequate protection afforded by the current net worth and capacity to pay of the borrower, or of any collateral pledged. Substandard loans include those characterized by the possibility that the Bank will sustain some loss if the deficiencies are not corrected and are typically subject to specific allowance analysis. Loans classified as doubtful have all the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses make collection or liquidation in full highly questionable and improbable, on the basis of currently existing facts, conditions and values. Loans classified as loss are those considered uncollectible or of such little value that they are charged off. Loans which do not currently expose us to sufficient risk to warrant classification in one of the aforementioned categories but which possess some weakness are required to be designated as special mention (risk rating 5) and together with Classified Loans constitute “Criticized Loans.”

In connection with the filing of periodic reports and in accordance with our classification of assets policy, we regularly review the problem assets in our portfolio to determine whether any assets require classification in accordance with applicable regulations. Our determination as to the classification of our loans and the amount of our loan loss allowance is subject to review by the OCC, which can order the establishment of additional loan loss allowances.

The aggregate amounts of our substandard, doubtful, loss and special mention loans (as determined by management) at the dates indicated, were as follows:

	At June, 30	At December 31,
	2011	2010	2009	2008
	(In Thousands)
Classified loans:
• Loss	$—	$—	$—	$—
• Doubtful	301	1,367	1,340	252
• Substandard	127,856	139,610	154,760	50,915

Special mention loans:	35,403	37,140	36,907	32,480

Total Criticized Loans	$163,560	$178,117	$193,007	$83,647

Troubled Debt Restructurings

From time to time, as part of the Bank’s loss mitigation process, management may agree to modify the contractual terms of a borrower’s loan. In cases where a loan is modified and in so doing a concession is granted to a borrower experiencing financial difficulty that would not otherwise be considered, such as a lower interest rate than what a new borrower of similar credit risk would be offered, the modification is considered a troubled debt restructuring. A loan modified in a troubled debt restructuring is evaluated for impairment until future collection of principal and interest is reasonably assured, which generally requires the borrower to demonstrate a period of performance according to the restructured terms.

The following table sets forth loans restructured as troubled debt restructurings as of the dates indicated:

	At June 30, 2011		At December 31, 2010
	Performing	Non-Performing	Performing	Non-Performing
Commercial Real Estate	$10,978	$522	$522	$6,724

Residential Mortgage	238	362	387	—

Total	$11,216	$884	$909	$6,724

Investment Activities

The following table sets forth the composition of our investment securities portfolios at the dates indicated. The amortized cost of the available-for-sale investments is their net book value before mark-to-market fair value adjustment.

	At June 30,		At December 31,
	2011		2010		2009		2008
	(In Thousands)
	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost
Available-for-sale:

Mortgage-backed securities	$71,741	$70,774	$433	$414	$587	$562	$765	$722
U.S. Government-sponsored enterprises	2,000	1,999	19,015	19,011	28,146	28,140	69,145	67,641
Marketable equity securities	352	69	323	69	422	100	443	100

Total available-for-sale	$74,093	$72,842	$19,771	$19,494	$29,155	$28,802	$70,353	$68,463

Held-to-maturity:
Mortgage-backed securities	$—	$—	$20,905	$20,422	$28,347	$28,434	$—	$—

Total held-to-maturity	$—	$—	$20,905	$20,422	$28,347	$28,434	$—	$—

The following table indicates the maturities (dollars in thousands) and weighted-average yields of securities as of June 30, 2011 and December 31, 2010:

	June 30, 2011					December 31, 2010
	1 Year	1-5 Years	5-10 Years	Over 10 Years	Yield to Maturity or Call	1 Year	1-5 Years	5-10 Years	Over 10 Years	Yield to Maturity or Call
U.S. Treasury and Government	$1,999	—	$—	$—	0.13%	$19,011	—	$—	$—	0.23%
Municipal Bonds	—	—	—	—	%	—	—	—	—	%
Asset Backed Securities	—	—	—	—	%	—	—	—	—	%
Corporate Bonds	—	—	—	—	%	—	—	—	—	%
Mortgage Backed Securities	—	—	5,146	65,628	2.97%	—	—	414	20,422	3.49%

Total	$1,999	—	$5,146	$65,628	3.10%	$19,011	—	$414	$20,422	3.72%

Liquidity

Our short-term sources of funds include deposits, the sale of securities under retail agreements to repurchase, advances from the FHLB of Boston and the Federal Reserve Bank of Boston under its Secondary Credit Program, repayments of loans, proceeds from the sale of loans and investment securities and interest from our loans and investment securities.

Interest rates and general economic conditions significantly affect repayments on loans and deposit inflows and outflows.

The amount that the FHLB of Boston and the Federal Reserve Bank of Boston are willing to advance is based on the quality and character of our qualifying collateral. Advance rates for this collateral may be adjusted upwards or downwards from time to time.

In 2009, we also accepted $78.5 million of deposits from brokers. Pursuant to the C&D Order, our regulators did not permit us to renew or accept new brokered deposits. At December 31, 2009, brokered deposits totaled $78.5 million. All brokered deposits were paid off during 2010, with the exception of two small brokered deposits inadvertently received by a branch of the Bank in 2011. These deposits will not be renewed upon maturity. We are not permitted to take any future brokered deposits without prior non-objection from our regulators.

We manage our liquidity by focusing on meeting both short-term funding requirements and long-term strategies and goals. We want to ensure the continuous availability of funds to meet the demands of depositors and creditors, and to fund customers’ borrowing needs.

During 2010, the Bank obtained deposits, in amounts under $250,000 per account, through QwickRate, a proprietary online platform of pre-screened, FDIC insured institutions that matches banks seeking deposits with banks seeking to place funds in FDIC insured bank accounts. At December 31, 2010, the Bank had $34.3 million in deposits through QwickRate. These deposits were paid off in 2011 and as of June 30, 2011, the Bank no longer had any QwickRate deposits.

Effective upon the Recapitalization Transaction, see Item 1, “BUSINESS—General” above, the Company restructured an existing $18 million loan from Bankers’ Bank Northeast to Bancorp, which had been in payment default since November 2009 (the “Holding Company Loan”). The terms of the restructured loan are as follows:

•	the Company replaced Bancorp as the obligor;

•	principal on the loan was reduced from $18.0 million to $9.0 million;

•	all past due interest and penalties were waived;

•	the interest rate was reset to be 5% per annum;

•	the term of the restructured loan became seven years, with interest-only payments for the first three years;

•	in years four through seven of the term, there will be annual principal payments of $500,000, with all remaining unpaid principal and interest due at the end of year seven;

•	18% of the Bank’s stock was pledged to Bankers’ Bank Northeast as security for the loan;

•	the Company established an interest reserve with Bankers’ Bank Northeast equal to two years’ interest on the loan ($900,000);

•

if the Company is unable to make principal and interest payments on the loan during the first five years, unpaid amounts will be deferred until the next payment date when they can be paid, but no later than the fifth anniversary; and

•	all defaults were waived.

•	Bankers’ Bank Northeast is entitled to receive 20% of the net proceeds from an initial public offering or private placement of the Company to be applied to the repayment of the loan.

In connection with the Recapitalization Transaction, see Item 1, “BUSINESS—General” above, eight past members of the board of directors, including the past President and Chief Executive Officer of the Bank, who was also a director (collectively the “Participating Directors”), agreed to convert their benefits under certain nonqualified retirement plans (the “Plans”) to fixed benefits under plan amendments adopted by the Company upon closing of the Recapitalization Transaction (the “Plan Amendments”) and is filed herewith as Exhibit 10.4. The total payment obligations to these directors under the Plans were reduced by approximately $2.9 million from $8.2 million to $5.3 million. Payments to Participating Directors under the Plan Amendments commenced in July 2010 and will be made in 120 approximately equal monthly installments or in a lump sum within 60 days after the death of a Participating Director. Plan balances under the Plan Amendments do not accrue interest and no further contributions under any of the Plans will be made on behalf of Participating Directors or other participants.

The following table summarizes cash flow information for the periods indicated:

	For the six months ended June 30,		For the years ended December 31,
	2011	2010	2010	2009	2008
Net cash provided (used) by operating activities	$(64,061)	$16,173,566	$16,204,130	$17,598,867	$13,023,684
Net cash provided (used) by investing activities	(25,460,025)	69,925,981	152,694,065	43,647,531	21,298,617
Net cash used by financing activities	(66,664,915)	(9,717,982)	(34,366,957)	(48,062,274)	(48,262,914)

Net increase (decrease) in cash and cash equivalents	(92,189,001)	76,381,565	134,531,238	13,184,124	(13,940,613)
Cash and cash equivalents, beginning of period	168,464,799	33,933,561	33,933,561	20,749,437	34,690,050

Cash and cash equivalents, end of period	$76,275,798	$110,315,126	$168,464,799	$33,933,561	$20,749,437

The Bank has retained a nationally recognized consulting firm to advise it regarding ALCO and liquidity matters. A representative of the firm meets periodically with the Bank and Board ALCO and the Audit Committee of the Board of Directors.

Deposit Distribution Weighted Average. The following table sets forth the distribution of our deposit accounts, by account type, at the dates indicated.

	At June 30,			At December 31,
	(Dollars in Thousands)			(Dollars in Thousands)
	2011			2010			2009			2008
	Amount	Percent	Weighted Average Rates	Amount	Percent	Weighted Average Rates	Amount	Percent	Weighted Average Rates	Amount	Percent	Weighted Average Rates
Demand deposits	$44,163	6.9%	0.09%	$43,263	6.9%	0.15%	$48,768	7.0%	0.38%	$53,214	7.6%	0.60%
NOW	304,531	47.9%	0.26%	308,571	48.3%	0.36%	344,475	49.5%	0.38%	362,397	51.8%	0.64%
Non-interest bearing savings	37,431	5.9%	0.00%	30,290	4.7%	0.00%	36,697	5.3%	0.00%	38,110	5.5%	0.00%
Money market	30,440	4.8%	0.58%	—	0.0%	0.00%	—	0.0%	0.00%	—	0.0%	0.00%

Total non-certificate	416,565	65.5%		382,124	59.9%		429,940	61.8%		453,721	64.9%
Time certificates of deposit
Due within 1 year	140,913	22.1%	1.25%	173,754	27.2%	1.22%	209,015	30.0%	0.97%	193,538	27.6%	2.49%
Over 1 year through 3 years	64,884	10.2%	2.16%	63,124	9.9%	2.21%	34,673	5.0%	3.12%	37,009	5.3%	3.37%
Over 3 years	13,737	2.2%	2.66%	19,432	3.0%	3.10%	22,097	3.2%	3.47%	15,318	2.2%	4.06%

Total time certificates of deposits	219,534	34.5%		256,310	40.1%		265,785	38.2%		245,865	35.1%

Total	$636,099	100.0%		$638,434	100.0%		$695,725	100.0%		$699,586	100.0%

Certificate of Deposit Maturities. At June 30, 2011 and December 31, 2010, we had $12.3 million and $19.2 million, respectively, in time certificates of deposit with balances of $250,000 and over, maturing as follows:

	At June 30, 2011		At December 31, 2010
	(Dollars in Thousands)		(Dollars in Thousands)
Maturity Period	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Three months or less	$1,330	1.23%	$12,466	0.68%
Over three months through six months	1,767	0.08%	1,258	0.50%
Over six months through twelve months	3,525	1.84%	3,338	1.18%
Over twelve months	5,648	1.23%	2,092	3.12%

Total	$12,270	1.34%	$19,154	1.02%

Certificate of Deposit Balances by Rates. The following table sets forth, by interest rate ranges, information concerning our time certificates of deposit at the dates indicated (dollars in thousands).

	At June 30, 2011						At December 31, 2010
	Period to Maturity						Period to Maturity
	Less than One Year	One to Two Years	Two to Three Years	More than Three Years	Total	Percent of Total	Less than One Year	One to Two Years	Two to Three Years	More than Three Years	Total	Percent of Total
2.00% and under	$119,543	$35,577	$5,139	$3,394	$163,653	74.5%	$156,732	$37,298	$2,207	$1,380	$197,617	77.1%
2.01% to 3.00%	12,208	4,656	2,056	8,007	26,927	12.3%	7,931	4,773	4,416	8,038	25,158	9.8%
3.01% to 4.00%	2,042	2,740	9,954	2,336	17,072	7.8%	3,209	1,233	4,696	9,649	18,787	7.3%
4.01% to 5.00%	5,716	3,356	844	—	9,916	4.5%	4,692	5,016	2,699	13	12,420	4.9%
5.01 % and over	1,404	186	376	—	1,966	0.9%	1,190	771	15	352	2,328	0.9%

Total	$140,913	$46,515	$18,369	$13,737	$219,534	100.00%	$173,754	$49,091	$14,033	$19,432	$256,310	100.0%

The following table sets forth information regarding our short-term obligations (dollars in thousands):

	At or For the Six Months Ended June 30,	At or For the Years Ended December 31,
	2011	2010	2009	2008
Short-term borrowings:
Balance at end of period:
Federal Home Loan Bank advances	$—	$53,800	$71,866	$76,900
Federal Reserve Bank	—	—	—	31,572

	$—	$53,800	$71,866	$108,472

Average balance during period:
Federal Home Loan Bank advances	$887	$44,436	$51,207	$22,463
Federal Reserve Bank	—	—	31,564	7,345

	$887	$44,436	$82,771	$29,808

Maximum outstanding at any month end:
Federal Home Loan Bank advances	$53,000	$93,000	$93,000	$73,000
Federal Reserve Bank	—	—	53,348	60,500

Weighted average interest rate at end of period:
Federal Home Loan Bank advances	0.4%	0.4%	0.4%	1.1%
Federal Reserve Bank	0.0%	0.0%	0.2%	0.6%

Average interest rate during period:
Federal Home Loan Bank advances	0.4%	0.4%	0.4%	1.1%
Federal Reserve Bank	0.0%	0.0%	0.2%	0.6%

Long-term debt:
Balance at end of period	$9,000	$9,000	$21,900	$21,900
Average balance during period	9,000	12,848	21,900	9,713
Maximum outstanding at any month end	9,000	21,900	21,900	21,900
Weighted average interest rate at end of period	5.0%	5.5%	7.4%	4.4%
Average interest rate during period	5.0%	5.5%	7.4%	4.4%

Subordinated debt:
Balance at end of period	$—	$—	$—	$—
Average balance during period	—	—	—	—
Maximum outstanding at any month end	—	—	—	—
Weighted average interest rate at end of period	—%	—%	—%	—%
Average interest rate during period	—%	—%	—%	—%

Capital Resources

Total equity capital was $109.9 million, $109.7 million, $45.8 million and $95.1 million as of June 30, 2011 and December 31, 2010, 2009 and 2008, respectively. The increase of $0.2 million at June 30, 2011 was primarily attributable to a $0.6 million increase in unrealized appreciation on investments, net of tax, and a $0.5 million increase in additional paid-in capital relating to accounting for stock based compensation, net of a $0.9 million net loss for 2011.

The increase in equity capital of $63.9 million in 2010 was directly attributable to the $54.6 million of new capital, net of costs, generated from the Recapitalization Transaction, and the $9.3 million of net income recognized for the year ended December 31, 2010.

The decrease in equity capital of $49.3 million in 2009 was primarily due to our provision for loan loss expense of $59.6 million and a $15.1 million write-off of goodwill due to impairment. These significant decreases were partially offset by a $17.7 million tax benefit generated in 2009.

Our tangible equity (equity capital less goodwill and core deposit intangibles) for the sixth months ended June 30, 2011 and years ended December 31, 2010, 2009 and 2008 was $106.4 million, $105.6 million, $40.5 million and $73.6 million, respectively.

Contractual Obligations and Other Commitments

Commitments to extend credit are agreements to lend to customers in accordance with contractual provisions. The commitments are for specific periods, may require the payment of a fee and may contain termination clauses. The total amount of unused commitments does not necessarily represent future credit exposure or cash requirements because commitments can expire or terminate without being drawn. Unfunded commitments to extend credit totaled $114.1 million at June 30, 2011, $140.9 million at December 31, 2010, $151.1 million at December 31, 2009, and $208.5 million at December 31, 2008. Unfunded commitments are not included in the net portfolio of loans of $576.7 million, $583.6 million, $723.4 million and $829.2 million, at June 30, 2011 and December 31, 2010, 2009, and 2008, respectively.

We do not currently engage in hedging, derivatives or option transactions, including those relating to interest rate risk.

In the ordinary course of business we sell residential loans without recourse but which may have to be subsequently repurchased if there were defects in the origination process. We typically provide a guarantee against losses resulting from origination defects such as documentation errors, underwriting errors, early payment defaults and fraud and in certain circumstances provide additional guarantees to Fannie Mae. If an origination defect is identified for which we are liable, we will either repurchase the loan or indemnify the purchaser for losses sustained. If there were no defects in the origination process, we have no commitment to repurchase the loan or indemnify the purchaser. The total principal balance of residential loans sold without recourse was $368.1 million as of June 30, 2011, $372.9 million as of December 31, 2010, $381.2 million as of December 31, 2009 and $352.0 million as of December 31, 2008. We have not reserved any amounts as of June 30, 2011, to cover potential losses on loans sold without recourse. Since January 1, 2008, we have recognized one loss totaling $45,000. We have not repurchased any loans sold without recourse during the period January 1, 2008 through June 30, 2011.

We also sell commercial real estate and commercial business loans under participation agreements with other banks. The percentage of participations varies from 50% to 100%. Typically, we maintain servicing rights. We had sold $17.1 million in participated loans as of June 30, 2011, $19.2 million as of December 31, 2010, $36.1 million as of December 31, 2009 and $22.3 million as of December 31, 2008.

The Company has a Holding Company Loan in the amount of $9 million from Bankers’ Bank Northeast and adopted Plan Amendments with former directors as part of the Recapitalization Transaction. The Company has certain obligations under each of the Holding Company Loan and the Plan Amendments, as described in “FINANCIAL INFORMATION—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity” below).

Off-Balance Sheet Arrangements

We do not currently have any off-balance sheet arrangements, other than approved and unfunded loans and letters of credit to our customers referenced above and various operating leases entered into in the ordinary course of business and included below.

Pursuant to the terms of non-cancelable lease agreements in effect at December 31, 2010, pertaining to banking premises and equipment, future minimum rent commitments under various operating leases were as follows:

2011	$129,377
2012	121,422
2013	119,772
2014	113,772
2015	67,675

Total	$552,018

The leases contain options to extend for periods from three to ten years. The cost of such options to extend is not included above. Total rent expense for the years ended December 31, 2010, 2009 and 2008, amounted to $147,746, $143,385 and $153,897, respectively.

Impact of Accounting Estimates

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of mortgage servicing rights and other real estate owned. In connection with the determination of the allowance for loan losses and the carrying value of other real estate owned, management obtains independent appraisals for significant properties. In connection with the valuation of mortgage servicing rights, management utilizes a third party for valuation purposes.

Critical Accounting Policies

Management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which are prepared in accordance with GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates, including those relating to the allowance for loan losses and the valuation of mortgage servicing rights and other real estate owned. Management bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets that are not readily apparent from other sources. Actual results are likely to differ from the amounts derived from management’s estimates and assumptions, and such differences could be material.

Securities. Debt securities that management has the positive intent and ability to hold to maturity are classified as “held-to-maturity” and recorded at amortized cost. Securities not classified as held-to-maturity, including equity securities with readily determinable fair values, are classified as “available-for-sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income or loss.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of individual equity securities that are deemed to be other-than-temporary are reflected in earnings when identified. For individual debt securities where the Bank does not intend to sell the security and it is more likely than not that the Bank will not be required to sell the security before recovery of its amortized cost basis, the other-than-temporary decline in the fair value of the debt security related to 1) credit loss is recognized in earnings, and 2) other factors are recognized in other comprehensive income or loss. Credit loss is deemed to exist if the present value of expected future cash flows is less than the amortized cost basis of the debt security. For individual debt securities where the Bank intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost, the other-than-temporary impairment is recognized in earnings equal to the entire difference between the security’s cost basis and its fair value at the balance sheet date. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

The Bank is a member of the FHLB of Boston and as a requirement of membership must own a minimum amount of FHLB of Boston stock based on the type and level of its advances as further described herein and in note 10 to our audited consolidated financial statements for the year ended December 31, 2010. In order to preserve and increase capital, the FHLB suspended payments of quarterly dividends in 2009 and 2010 and has maintained a moratorium on repurchases of excess stock from its members. At June 30, 2011, the Bank had stock in excess of the minimum required in accordance with its membership. In 2011, the FHLB of Boston resumed paying dividends. As of June 30, 2011, the FHLB of Boston had declared two dividends totaling $7,200 in payments to the Bank. A market for shares of the FHLB of Boston is not readily available and therefore our investment is carried at par, value which also represents cost. We continue to monitor our investment in FHLB of Boston stock.

Allowance for Loan Losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated by management on a regular basis and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Loan Servicing. Servicing assets are recognized as separate assets when rights are acquired through purchase or through sale of financial assets. Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as interest rates and terms. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Impairment is recognized through a valuation allowance for an individual stratum, to the extent that fair value is less than the capitalized amount for the stratum.

The Bank adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 860-50, Servicing Assets and Liabilities, in 2008. The adoption of FASB ASC 860-50 did not have a material effect on the consolidated financial statements.

Other Real Estate Owned. Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value, less cost to sell, at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from other real estate owned.

Recently Issued Accounting Pronouncements. In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06, Fair Value Measurements and Disclosures (ASC 820)—Improving Disclosures about Fair Value Measurements, to amend the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires new disclosures on the transfers of assets and liabilities between Level 1 (quoted prices in active market for identical assets or liabilities) and Level 2 (significant other observable inputs) of the fair value measurement hierarchy, including the reasons and the timing of the transfers. Additionally, the guidance requires a roll forward of activities on purchases, sales, issuance, and settlements of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). The guidance became effective with the reporting period beginning January 1, 2010, except for the disclosure on the roll forward activities for any Level 3 fair value measurements, which became effective with the reporting period beginning January 1, 2011. Other than requiring additional disclosures, adoption of this new guidance did not have a material impact on our consolidated financial statements.

In July 2010, the FASB issued ASU No. 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. This ASU is intended to provide additional information to assist financial statement users in assessing an entity’s credit risk exposures and evaluating the adequacy of its allowance for credit losses. Guidance is effective for interim and annual reporting periods ending after December 15, 2010. We adopted this guidance for the year ended December 31, 2010. Other than requiring additional disclosures, adoption of this new guidance did not have a material impact on our consolidated financial statements.

In April 2011, the FASB issued ASU No. 2011-02, Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring. This ASU is intended to provide clarification in determining whether a creditor has granted a concession and whether a debtor is experiencing financial difficulties for purposes of determining whether a restructuring constitutes a troubled debt restructuring. This guidance is effective for annual reporting periods ending on or after December 15, 2012, including interim periods within those annual periods. The adoption of this guidance is not expected to have a material impact on our consolidated financial statements.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. This ASU clarifies how to measure fair value, but does not require additional fair value measurement and is not intended to affect current valuation practices outside of financial reporting. However, additional information and disclosure will be required for transfers between Level 1 and Level 2, the sensitivity of a fair value measurement categorized as Level 3, and the categorization of items that are not measured at fair value by level of the fair value hierarchy. The guidance is effective during interim and annual reporting periods beginning after December 15, 2011. We are currently evaluating the impact of the clarifications provided in ASU No. 2011-04 on our consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. This ASU will require that all non-owner changes in shareholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements.

In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Other than the manner of presentation, we believe the adoption of this new guidance will not have a material effect on our consolidated financial statements.

Federal Taxation. We and the Bank are subject to federal income taxation in the same manner as other corporations, with some exceptions discussed below. The following discussion of federal taxation is intended only to summarize material federal income tax matters and is not a comprehensive description of the tax rules applicable to us and the Bank. For federal income tax purposes, the Bank reports its income and expenses on the accrual method of accounting and uses a tax year ending December 31 for filing its consolidated federal income tax returns. The Small Business Protection Act of 1996 eliminated the use of the reserve method of accounting for bad debt reserves by savings institutions, effective for taxable years beginning after 1995.

The Internal Revenue Code of 1986, as amended, imposes an alternative minimum tax at a rate of 20% on a base of regular taxable income plus certain tax preferences, referred to as “alternative minimum taxable income.” The alternative minimum tax (“AMT”) is payable to the extent alternative minimum taxable income is in excess of an exemption amount. Net operating losses can, in general, offset no more than 90% of alternative minimum taxable income. Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years. The Bank has not paid AMT in prior years and therefore does not have an AMT carry forward.

A financial institution may generally carry back net operating losses to the preceding two taxable years and forward to the succeeding 20 taxable years. At June 30, 2011, the Bank had a net operating loss carryforward for federal income tax purposes of $7.9 million. The net operating loss carry forward is subject to annual limitations under federal tax laws. The Bank’s retained earnings include $4.5 million, representing an allocation for income tax bad debt deductions prior to 1988, for which no income taxes have been provided. This amount is subject to recapture should the Bank cease operation as a qualifying financial institution as defined under federal tax laws. The Bank also had a state tax credit carry forward in the amount of $0.3 million that can be carried forward for five years.

We may exclude from our income 100% of dividends received from the Bank as a member of the same affiliated group of corporations.

We are currently being audited by the Internal Revenue Service for the years ended December 31, 2007 through 2009, which are all years open under the statute of limitations. It is our policy to record interest and penalties to noninterest expense if incurred.

State Taxation. We and the Bank are subject to a franchise tax imposed under Maine law at a rate of 1% of net income and 0.08% of total assets. The net income to which the tax rate is applied is determined in a manner consistent with the income determined for financial statement purposes.

Impact and Management of Interest Rate Risk

Our results of operations are largely dependent upon our ability to manage interest rate risk. Interest rate risk could have a material effect on our financial condition and results of operations. In order to reduce the risk of interest rate fluctuations on the value of certain assets and liabilities, we structure almost all of our loans with adjustable rates and maintain a short maturity on our held-for-sale investment portfolio. When compared to our peer institutions using OTS interest rate risk rating reporting, we have “minimal” interest rate risk. Based on OTS reporting as of June 30, 2011, as described in the following chart showing interest rate risk and sensitivity, an increase of 100 basis points in interest rates would result in a 5% gain in our net portfolio value. Conversely, a decrease of 100 basis points in interest rates would result in a 7% decrease in our net portfolio value:

Interest Rate Sensitivity of Net Portfolio Value (NPV)
Net Portfolio Value (Dollars in Thousands)				NPV as % of PV Assets
Change in Rates	$Amount	$Change	%Change	NPV Ratio	Change
+300 bp	111,127	8,610	+8%	11.86%	+89 bp
+200 bp	110,900	8,383	+8%	11.82%	+84 bp
+100 bp	107,868	5,352	+5%	11.51%	+53 bp
+50 bp	105,449	2,932	+3%	11.27%	+29 bp
0 bp	102,517			10.97%
-50 bp	99,110	-3,406	-3%	10.64%	-34 bp
-100 bp	95,848	-6,668	-7%	10.31%	-66 bp

Risk Measure for a Given Rate Shock
	6/30/2011	12/31/2010	12/31/2009	12/31/2008
Pre-shock NPV Ratio: NPV as % of PV Assets	18.21%	16.83%	10.97%	8.72%
Post-shock NPV Ratio	17.64%	16.20%	10.31%	8.17%
Sensitivity Measure: Decline in NPV Ratio	57 bp	63 bp	66 bp	55 bp
Thrift Bulletin 13a Level of Risk	Minimal	Minimal	Minimal	Minimal

SOURCE: OTS NPV Model calculations performed on 8/17/2011 using CMR data transmitted on 8/15/2011.

The Bank has retained a nationally recognized consulting firm to advise the Bank ALCO regarding interest rate risk management. A representative of the firm meets periodically with the Bank ALCO and the Audit Committee of the Board of Directors.

ITEM 3.	PROPERTIES.

We currently operate 33 full service branch locations. With the exception of the principal executive office, four leased branches and three leased remote ATM locations, we own all of the real estate we use in our operations. The net total book value of our owned real estate, excluding REO properties, was $20.6 million at June 30, 2011. While a number of the properties which we obtained in acquisitions had appraisals to support a new book value for the property at the time of acquisition, many of our branches have been owned for an extended period and are substantially depreciated.

The following table sets forth certain information for each of our branches:

Branch	Address	Leased/Owned	Date Opened/Acquired	Total Deposits as of June 30, 2011 (Dollars in Thousands)	Total Deposits as of December 31, 2010 (Dollars in Thousands)
Augusta—4 University Drive	130 Community Drive Augusta, ME 04330	Owned	2001	$13,477	$13,995
Augusta—Eastern Ave	66 Eastern Avenue Augusta, ME 04330-5837	Owned	1996	40,378	26,655
Augusta—State Street	96 State Street Augusta, ME 04330-5610	Owned	1990	44,582	45,430
Bath	7 Chandler Drive Bath, ME 04530-1597	Owned	1985	42,051	40,522
Boothbay Harbor	185 Townsend Avenue Suite P Boothbay Harbor, ME 04538-1895	Leased	1999	12,301	12,256
Brunswick—Cooks Corner	6 Gurnet Road Cook’s Corner Shopping Ctr. Brunswick, ME 04011-2729	Leased	1985	20,924	16,722
Brunswick—Maine Street	137 Maine Street Brunswick, ME 04011-2009	Owned	1996	15,622	13,197
Calais	344 Main Street Calais, ME 04619-1047	Owned	2007	22,068	21,814
Caribou	142 Bennett Dr. Caribou, ME 04736	Owned	2007	16,290	16,181
Fort Kent	79 West Main Street Fort Kent, ME 04743	Owned	2007	7,530	7,212
Gardiner	190 Water Street P.O. Box 190 Gardiner, ME 04345-0190	Owned	1834	93,471	89,825
Hallowell	14 Winthrop Street Hallowell, ME 04347-1350	Owned	1996	25,195	24,505
Houlton	76 North Street Houlton, ME 04730-0784	Owned	2007	8,086	8,654
Kennebunk	36 Portland Road Kennebunk, ME 04043	Owned	2008	30,174	40,859
Lincoln	6 Penobscot Valley Ave. P.O. Box 69 Lincoln, ME 04457-0069	Owned	2007	10,549	9,392
Machias	6 M&M Place Machias, ME 04654	Owned	2007	1,844	1,719
Manchester	9 Pond Road P.O. Box 420 Manchester, ME 04351-0420	Owned	1987	20,725	19,914

Branch	Address	Leased/Owned	Date Opened/Acquired	Total Deposits as of June 30, 2011 (Dollars in Thousands)	Total Deposits as of December 31, 2010 (Dollars in Thousands)
Mars Hill	8 Lincoln Street Mars Hill, ME 04758	Owned	2008	1,037	670
Newcastle	67 Main Street P.O. Box 626 Newcastle, ME 04553-0626	Owned	2001	8,828	7,035
Oakland	51 Main Street Oakland, ME 04963-4948	Owned	2003	9,478	7,635
Portland	2 Canal Plaza Portland, ME 04012	Leased	2011	212	—
Presque Isle	9 Dyer Street Presque Isle, ME 04769-0231	Owned	2007	28,343	27,995
Randolph	268 Water Street Randolph, ME 04346-5217	Leased	1997	7,381	7,118
Readfield	13 Winthrop Road Readfield, ME 04355-3530	Owned	2005	3,900	3,181
Richmond	111 Main Street Richmond, ME 04357-1158	Owned	1976	20,818	20,240
Saco	640 Main Street Saco, ME 04072	Owned	2008	8,237	6,616
Topsham	16 Topsham Fair Mall Road Suite 1 Topsham, ME 04086	Owned	1996	11,925	11,431
Waterville—KMD	258 Kennedy Memorial Drive Waterville, ME 04901-4536	Owned	1997	12,258	10,779
Waterville—Downtown	104 Main Street Waterville, ME 04901-6602	Owned	1995	14,580	14,963
Waterville—Upper Main Street	325 Main Street Waterville, ME 04901-4922	Owned	1995	15,967	13,995
Winthrop	18 Main Street Winthrop, ME 04364-1406	Owned	1992	18,936	18,573
Wiscasset	52 Bath Road P.O. Box 409 Wiscasset, ME 04578-0409	Owned	1971	28,908	28,314
York	659 US Route 1 York, ME 03909	Owned	2008	$11,548	$8,185

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth information regarding the beneficial ownership of our common shares as of August 1, 2011 with respect to:

•

each person (including any “group” of persons as that term is used in Section 13(d)(3) of the Exchange Act) who is known to us to be the beneficial owner of more than five percent of the outstanding shares of our common stock;

•	each of our directors;

•	each of our executive officers named in the Summary Compensation Table in Item 6 of this registration statement below; and

•	all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with Securities and Exchange Commission rules. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, a person or entity is deemed to be a beneficial owner of our common stock if that person or entity has a right to acquire ownership on or within 60 days of August 1, 2011 upon the exercise of vested options or warrants. A person or group is also deemed to be a beneficial holder of our common stock if that person or group has or shares voting power, which includes the power to vote or direct the voting of our common stock, or investment power, which includes the power to dispose of or to direct the disposition of such capital stock. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder or group of stockholders identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder or group of stockholders.

Percentage of beneficial ownership in the table below is based on 600,000 shares of common stock deemed to be outstanding as of August 1, 2011. Shares of common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of August 1, 2011, are considered outstanding and beneficially owned by the person or group holding the options or warrants for the purpose of computing the percentage ownership of that person or group but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group. Unless otherwise indicated below, the address of each beneficial owner listed in the following table is c/o SBM Financial, Inc., 2 Canal Plaza, Portland, Maine 04101.

Name of Beneficial Owner	Number of Common Shares Beneficially Owned	Percentage of Common Shares Beneficially Owned (%)
Beneficial Owners of more than 5% of our common stock
Ithan Creek Master Investors (Cayman) LP (1)	49,951	8.33
Endicott Opportunity Partners III LP (2)	55,000	9.17
IWC-SBM LLC (3)	55,000	9.17
Financial Stocks Capital Partners V LP (4)	55,000	9.17
Endeavour Financial Restoration Fund LP (5)	55,000	9.17
Alden Global Value Recovery Master Fund LP (6)	55,000	9.17

Directors and Named Executive Officers
John W. Everets	14,976	2.48
Willard B. Soper II	8,105	1.34
James H. Ozanne	2,100		*
Ronald E. Roark	1,600		*
Richard D. Field	9,600	1.60
Robert H. Gardiner	1,600		*
David J. Ott	2,600		*
Angus King	600		*
Carl Soderberg	4,600		*
Dennis A. Carolin	120		*
All directors and executive officers as a group (14 persons)	46,221	7.15

*	Less than 1%
(1)	Wellington Management Company, LLP (“Wellington”) has an indirect interest in the 49,951 shares. Wellington is an investment advisor registered under the Investment Advisors Act of 1940, as amended. Wellington, in such capacity, may be deemed to share beneficial ownership over the shares held by its client accounts. Wellington disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein. The address of Wellington Management Company, LLP is 280 Congress Street, Boston, Massachusetts 02210.
(2)

W.R. Endicott III, L.L.C. (“WRE III”) controls Endicott Opportunity Partners III LP (“EOP III”) as the general partner of EOP III. Wayne Goldstein and Robert Usdan are the managing members of WRE III. As the general partner of EOP III, WRE III may be deemed to beneficially own the reported shares. As the managing members of WRE III, Mr. Goldstein and Mr. Usdan may also be deemed to share beneficial ownership of these shares. Neither WRE III, Mr. Goldstein nor Mr. Usdan owns directly any of our securities. Each of WRE III, Mr. Goldstein and Mr. Usdan disclaims beneficial ownership of these securities except to the extent of their pecuniary interest therein. The address of W.R. Endicott III, L.L.C. is 360 Madison Avenue, 21st Floor, New York, NY 10017.

(3)	InterWest Capital, Inc controls IWC-SBM LLC (the “Fund”) as the sole manager of the Fund. Richard Hokin is the sole manager of Century America LLC, which ultimately holds the shares of the Fund. As the sole manager of the Fund, InterWest Capital may be deemed to beneficially own the reported shares. As the sole manager of Century America LLC, Richard Hokin may also be deemed to beneficially own these shares. Neither InterWest Capital, Inc., Century America LLC, nor Mr. Hokin owns directly any of our securities. Each of InterWest Capital, Inc., Century America LLC and Mr. Hokin disclaims beneficial ownership of these securities except to the extent of their pecuniary interest therein. The address of InterWest Capital, Inc is c/o Goldman Sachs (Cayman) Trust, P.O. Box 896, KY1-1103, Gardenia Court, Suite 3307, 45 Market Street, Boise, ID 83706.
(4)	Finstocks Capital Management V, LLC controls Financial Stocks Capital Partners V LP (the “Fund”) as the general partner of the Fund. Steven N. Stein and John M. Stein, are the managing members of FSI Group, LLC, the indirect parent of Finstocks Capital Management V, LLC (the “Parent Fund”). As the general partner of the Fund, the Parent Fund may be deemed to beneficially own the reported shares. As the managing members of the indirect parent of the Parent Fund, Steven N. Stein and John M. Stein may also be deemed to share beneficial ownership of these shares. Neither Finstocks Capital Management V, LLC, FSI Group LLC nor Messrs. Stein and Stein owns directly any of our securities. Each of Finstocks Capital Management V, LLC, FSI Group LLC and Messrs. Stein and Stein disclaims beneficial ownership of these securities except to the extent of their pecuniary interest therein. The address of Finstocks Capital Management V, LLC is c/o Financial Stocks Capital Partners V, L.P., FSI Group LLC, 441 Vine Street—Suite 1300, Cincinnati, OH 45202.
(5)

Endeavour Capital Management LLC controls Endeavour Financial Restoration Fund LP (the “Fund”) as the general partner of the Fund. Laurence Austin and Mitchell Katz are the managing members of Endeavour Capital Management LLC (the “Parent Fund”). As the general partner of the Fund, the Parent Fund may be deemed to beneficially own the reported shares. As the managing members of the Parent Fund, Laurence Austin and Mitchell Katz may also be deemed to share beneficial ownership of these shares. Neither the Parent Fund, Mr. Austin nor Mr. Katz directly owns any of our securities. Each of the Parent Fund, Mr. Austin and Mr. Katz disclaims beneficial ownership of these securities except to the extent of their pecuniary interest therein. The address of Endeavour Capital Management LLC is BNP Paribas Prime Brokerage, Inc., c/o Endeavour Capital Partners, 787 7th Avenue, 7th Floor, New York NY 10019.

(6)

AGVRF Master GP, Ltd (the “Parent Fund) controls Alden Global Value Recovery Master Fund LP (the “Fund”) as the general partner of the Fund. As the general partner of the Fund, the Parent Fund may be deemed to beneficially own the reported shares. As the investment manager with shared voting power, Alden Global Capital Limited may also be deemed to share beneficial ownership of these shares. Neither the Parent Fund no Alden Global Capital Limited owns directly any of our securities. Each of the Parent Fund and Alden Global Capital Limited disclaims beneficial ownership of these securities except to the extent of their pecuniary interest therein. The address of AGVRF Master GP, Ltd is JP Morgan—Prime Brokerage, 885 Third Avenue 34th Floor, New York, NY 10022.

ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS.

Directors

The names, ages and positions of each of our directors are as follows:

Name	Age*	Position	Term Expires
John W. Everets (1)	65	Chairman and Chief Executive Officer	2013
Willard B. Soper, II (1)	63	President, Chief Operating Officer and Director	2013
James H. Ozanne (3)	68	Director	2014
Ronald E. Roark (2)	61	Director	2012
Richard D. Field (2)	71	Director	2012
Robert H. Gardiner (2)	67	Director	2012
David J. Ott (1)	59	Director	2013
Angus S. King (3)	67	Director	2014
Carl Soderberg (2)	49	Director	2012

*	Age as of August 1, 2011.
(1)	Class I Director
(2)	Class II Director
(3)	Class III Director

John W. Everets. Chairman and Chief Executive Officer of the Company and the Bank

John Everets has served as Chairman and CEO of the Company and the Bank since May 2010. Mr. Everets has also served as Chairman and CEO of Yorkshire Capital LLC, a private investment evaluation firm owned by Mr. Everets, since 2005. From 2006-2011, Mr. Everets served as a director of MicroFinancial, Inc. (listed on NASDAQ). Mr. Everets was previously Chairman and CEO of HPSC, Inc. (listed on AMEX), a finance company (1993-2004) that was purchased by General Electric Company. After the acquisition, he was General Manager and CEO of the HPSC unit of GE Healthcare Financial Services (2004-2006). Mr. Everets was previously Executive Vice President—Sales and Marketing and Head of Corporate Finance and a director of Advest, Inc., a brokerage and investment banking firm, where he was employed for thirteen years (1977-1990). He is currently a director, and Chairman of the Audit Committee of the Board of Directors, of the Eastern Company (listed on NASDAQ) and has served as a director since 1993. Mr. Everets was also previously a director and a member of the audit committee of Financial Securities Assurance (2007- 2009) and Vice Chairman and Chairman of the Loan Committee of the Connecticut Development Authority (1988-1992). Mr. Everets was selected to serve on the board because he is the Chairman and CEO of the Company and the Bank and has many years of experience with the management of financial services companies and with their capital needs. Mr. Everets devotes approximately 95% of his time to the Company and the Bank, and approximately 5% of his time to his other board memberships.

Willard B. Soper II. President, Chief Operating Officer and Director of the Company and the Bank

Willard Soper has served as President, COO and a director of the Company and the Bank since May 2010. Mr. Soper served as President of Yorkshire Capital, a private investment evaluation firm owned by Mr. Everets, from 2009 to 2010. Mr. Soper worked for 18 years (1973-1991) at Shawmut National Corp. (formerly Hartford National Bank and Connecticut National Bank) (listed on NYSE) holding a number of senior level positions, including Senior Vice President of Private Banking and Community Banking, member of the Connecticut National Bank Credit Committee, President of Shawmut Mortgage Company and Deputy CFO of Shawmut National Corporation. After his service with Shawmut National Corporation, Mr. Soper was President of J.I. Kislak, Inc. and Kislak National Bank (1991-1994), a privately held servicer and originator of FHA and conforming mortgages and a Resolution Trust Corporation contracted sub-servicer. Mr. Soper was selected to serve on the board because he is President and Chief Operating Officer of the Company and the Bank and has long experience in bank management, branch banking and residential mortgage originations.

James H. Ozanne. Director of the Company and the Bank

James Ozanne has served as a director of the Company and the Bank since May 2010. Mr. Ozanne also has been a director of RSC, Inc. (listed on NYSE), an equipment leasing company, for five years and served as lead independent director of RSC, Inc. since 2010. Mr. Ozanne has been a principal of Greenrange Partners, a venture capital firm, since 1999. He has previously held senior positions with a number of financial services companies. He was Executive Vice President of GE Capital, a division of General Electric Company (listed on NYSE) (1983-1989), Chairman and CEO of Nations Financial (listed on NYSE) (1989-1996), Chairman of Source One Mortgage Corporation (listed on NYSE) (1997-1999), Vice Chairman and director of Fairbank Capital Corp. (2001-2005) and director of Financial Security Assurance (listed on NYSE) (1989-2009). Mr. Ozanne was selected to serve on the board because of his substantial management experience with financial services companies and his general financial sophistication and knowledge.

Ronald E. Roark. Director of the Company and the Bank

Ronald Roark has served as a director of the Company and the Bank since May 2010. Mr. Roark is currently Vice Chairman and Chief Executive Officer of Crown Northcorp Inc., a company he co-founded and positions he has held since 1990. He has been employed by Crown Northcorp entities for 32 years. Crown Northcorp is an FDIC contractor. Mr. Roark has spent his career working in asset management, work-outs and dispositions, particularly real estate assets, on behalf of government regulators, banks, investment banks and funds. Mr. Roark was selected to serve on the board because of his knowledge of lending and other asset management, particularly with regard to real estate assets.

Richard D. Field. Director of the Company and the Bank

Richard Field has served as a director of the Company and the Bank since May 2010. Mr. Field is currently a private investor. Mr. Field was formerly an executive with the Bank of New York (listed on NYSE) for twenty years (1978-1997), ultimately serving as Senior Executive Vice President of Consumer, Commercial and Private Banking. Prior to the Bank of New York, he was a marketing executive at Chase Manhattan Corporation and Citicorp. More recently, Mr. Field served as a director of Lending Tree, Inc., Providian Financial Corporation (listed on NYSE) and Electronic Clearing House (listed on NASDAQ). He is a former member of the Executive Committee of the MasterCard International board of directors and the former Chairman of the MasterCard US board of directors. Mr. Field was selected to serve on the board because of his long experience with financial services companies and in bank management.

Robert H. Gardiner. Director of the Company and the Bank

Robert Gardiner has served as a director of the Company and the Bank since July 2010. Mr. Gardiner is currently President of Independence Wind LLC, a company located in Brunswick, Maine, which was formed to develop large scale wind powered projects in Maine and New England, a position he has held since 2007. He was previously for ten years (1992-2002) the President of the Maine Public Broadcasting Corporation. Mr. Gardiner has been involved in executive, board and trustee positions with numerous conservation organizations, as well as with the State of Maine Bureau of Public Lands. The conservation organizations with which he has been involved include the Natural Resources Council of Maine, the Trust for Public Land, the National Wildlife Federation, Maine Audubon Society and numerous others. Mr. Gardiner holds a B.A. from Harvard University and an Honorary Doctor of Humane Letters from the University of New England. Mr. Gardiner was selected to serve on the board because of his knowledge of Maine communities and organizations.

David J. Ott. Director of the Company and the Bank

David Ott has served as a director of the Company and the Bank since May 2010. He is also currently a director of Maine Machine Products Co. (since 2010), a company located in South Paris, Maine. Mr. Ott was with Banknorth Group and its successor TD Banknorth from March 1999 to May 2007 serving in several capacities including the President of the Maine franchise and Senior Executive Vice President/Chief Banking Officer. He was formerly a senior executive at Fleet Bank, where his positions included President of the Business Credit Division and President of Fleet Bank of Maine. He also served as President of Maine Rubber International and has been involved in real estate sales, development and rental properties. He holds a B.A. from Bowdoin College and an M.B.A from Boston College. Mr. Ott was selected to serve on the board because of his long experience in bank management in Maine.

Angus S. King. Director of the Company and the Bank

Angus King has served as a director of the Company and the Bank since July 2010. Mr. King is currently a principal in Independence Wind, a Maine company formed to develop large-scale wind powered projects in Maine and New England and of which he has been a principal since 2007. He has also been affiliated with the Bernstein Shur law firm in Portland, Maine since 2004 and has taught part-time at Bowdoin and Bates colleges since 2004. Mr. King is a former Governor of Maine. Prior to serving as Governor, he founded and operated Northeast Energy Management, Inc., a developer of large-scale electrical energy conservation projects at commercial and industrial facilities in south central Maine. Prior to this, Mr. King was vice president and general counsel to Swift River/Hafslund Company, a developer of hydropower and biomass projects throughout New England. He also enjoyed an 18-year career as host and co-producer of public affairs programming on the Maine Public Broadcasting Network. Mr. King was selected to serve on the board because of his knowledge of Maine communities and organizations.

Carl Soderberg. Director of the Company and the Bank

Carl Soderberg has served as a director of the Company and the Bank since February 2011. Mr. Soderberg is President of Soderberg Company, Inc., a construction company in Caribou, Maine. He is also the owner of Nordic Properties, LLC and a partner in C.S.S. Development, Inc., which are both real estate development companies located in Caribou, Maine. Mr. Soderberg is a director of Sure Winner Foods, a New England-wide distributor of ice cream and frozen foods based in Saco, Maine. Mr. Soderberg is on the Foundation Board of Directors of the University of Maine at Presque Isle and is a past director of First Citizens Bank in Presque Isle, Maine. Mr. Soderberg was selected to serve on the board because of his substantial business and community involvement in northern Maine, an important service area for the Bank.

Executive Officers

The names, ages and positions of our executive officers are as follows. Messrs. Everets, Soper, Carolin and Townley are the only executive officers of both the Company and the Bank. The remainder are executive officers of the Bank.

Name	Age*	Position
John W. Everets	65	Chairman and Chief Executive Officer of the Company and the Bank

Willard B. Soper II	63	President, Chief Operating Officer and Director of the Company and the Bank

Dennis A. Carolin	49	Executive Vice President and Chief Financial Officer of the Company and the Bank

Edmund Hayden	55	Executive Vice President and Acting Chief Credit Officer of the Bank

Stephen K. Ballou	56	Executive Vice President-Operations and Chief Technology Officer of the Bank

Dennis W. Townley	65	Corporate Secretary and General Counsel of the Company and the Bank

Richard Lucas	60	Senior Executive Vice President-Banking of the Bank

*	Age as of August 1, 2011.

John W. Everets and Willard B. Soper II. For background information for John W. Everets and Willard B. Soper II, see “—Directors” above.

Dennis A. Carolin. Mr. Carolin joined the Bank in 2009 as Executive Vice President and Chief Financial Officer. He has more than 25 years experience in the financial and real estate industries. He began his career at the international accounting firm of Price Waterhouse and Company. Mr. Carolin has held executive and senior level financial positions with several privately-owned corporations, responsible for, among other things, multi-faceted financings, real estate development and loan reorganizations and workouts. Prior to joining the Bank, Mr. Carolin was the President and a Principal of Capitol Mortgage, LLC (2004-2007), and subsequently the Chief Financial Officer of The VIA Group, LLC, a marketing and communications company located in New York City and Portland, Maine (2007-2009). Mr. Carolin graduated magna cum laude with a B.B.A., and a concentration in accounting, from The University of Texas at San Antonio. Mr. Carolin is a certified public accountant licensed in the State of Maine.

Edmund Hayden. Mr. Hayden joined the Bank in January 2011. He currently serves as the Executive Vice President and Acting Chief Credit Officer of the Bank, a position he has held since joining the Bank. Previously, beginning in 2008, he was the Executive Credit Officer for TD Bank, NA covering the New England and Long Island markets. Mr. Hayden worked for TD Bank, N.A. (formerly TD Banknorth, NA) for 18 years (1992-2010). Prior to TD Bank, N.A., Mr. Hayden worked for three years as the Senior Lending Officer for Martha’s Vineyard National Bank, and prior to that Mr. Hayden held a variety of positions primarily in commercial lending at Bank of Boston (formerly Bank of Vermont) from 1980 to 1989.

Stephen K. Ballou. Mr. Ballou currently serves as Executive Vice President-Operations and Chief Technology Officer. He joined the Bank in June of 2010. He has previously served as Senior Vice President, Director of Credit Services and Operations at RBS Citizens Bank from 2007-2010, Vice President Operations and Risk at GE Capital from 2004-2007 and Vice President Operations at HPSC, Inc from 1996-2004. He holds a B.S. from Northeastern University.

Dennis W. Townley. Mr. Townley joined the Bank in February of 2011 and serves as Corporate Secretary and General Counsel. He is also a partner in the law firm of Day Pitney, LLP in Boston, Massachusetts.

Mr. Townley has practiced law for 40 years in Boston and Washington, D.C. He holds a B.A. from the University of Texas at Austin and a J.D. from Northwestern University. Mr. Townley devotes approximately 90% of his time to the Company and the Bank.

Richard Lucas. Mr. Lucas is Senior Executive Vice President—Banking. He joined the Bank in this position in January 2011. He is responsible for major strategic initiatives and projects focused on gaining market share, bank efficiencies and benchmarking retail performance. Mr. Lucas has 37 years experience in banking. He was associated with Key Bank for 23 years, most recently serving from 2007 to 2010 as the Maine District President. Mr. Lucas is a graduate of Bowdoin College.

ITEM 6.	EXECUTIVE COMPENSATION.

Summary Compensation Table

The following summary compensation table shows compensation information for each of our principal executive officers and our two most highly compensated executive officers as of December 31, 2010. We refer to each of the individuals named in the table below as named executive officers.

Name and Position	Year	Salary ($)	Bonus ($)		Restricted Stock Units Granted		Option Awards Granted		Nonequity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
John W. Everets CEO and Chairman*	2010	184,122	295,000	(1)	5,000	(2)	10,000	(3)	—	—	12,700	(4)	506,822

Arthur Markos Former President/CEO**	2010	144,667	—		—		—		—	—	43,750	(5)	188,417

Willard B. Soper, II COO and President*	2010	169,667	270,000	(6)	4,000	(2)	8,000	(3)	—	—	9,800	(7)	461,467

Dennis A. Carolin EVP—CFO	2010	130,000	25,000		—		—		—	—	—		155,000

*	Position held with the Company from May 26, 2010 and onward.
**	Position held with the Bank from January 1, 2010 to May 26, 2010.
1.	$200,000 of this bonus was used to purchase shares of the Company’s stock from an unrelated stockholder at the initial offering price for such shares of $100 per share.
2.	This figure represents a grant of restricted stock units on May 27, 2010 for no additional compensation.
3.	This figure represents a grant of common stock options on May 27, 2010. The option exercise price is $100 per share.
4.	Amount includes the following perquisites and other personal benefits (each amount reflects the total amount paid for the year): $5,200 in housing allowance and $7,500 in car allowance.
5.	Amount includes the following perquisites and other personal benefits: $43,750 in SERP/excess retirement.
6.	$100,000 of this bonus was used to purchase shares of the Company’s stock from an unrelated stockholder at the initial offering price for such shares of $100 per share.
7.	Amount includes the following perquisites and other personal benefits (each amount reflects the total amount paid for the year): $2,300 in housing allowance and $7,500 in car allowance.

Employment Agreements

We have previously entered into written employment agreements with each of our named executive officers, except for Arthur Markos who served as President of the Bank until May 26, 2010 and Dennis Carolin, our Chief Financial Officer.

John W. Everets

On May 26, 2010, the Bank entered into an employment agreement with John W. Everets, pursuant to which Mr. Everets became the Chairman and Chief Executive Officer of the Bank for an initial one year period. This employment agreement has expired. Mr. Everets is currently an at-will employee on the same terms as set forth in the employment agreement.

Pursuant to his employment agreement, Mr. Everets is entitled to a minimum annual base salary of $295,000. Beginning at the end of the first calendar year of operations of the Bank and thereafter, Mr. Everets may be entitled to an annual bonus of up to 100% of base salary, payable in cash or other form of compensation, in an amount and form set by the board of directors of the Bank. The board of directors of the Bank may establish one or more individual or corporate goals, the achievement of which are factors in determining the payment of the bonus to Mr. Everets. For 2010, the goals established and achieved included the Bank’s having a profitable year, obtaining lifting of the regulatory restrictions on the Bank, achieving substantial progress in reducing troubled and charged-off credits, increasing core deposits and creating the foundations for national mortgage origination and lending to healthcare professionals businesses. Mr. Everets’ employment agreement does not provide for any payment upon his termination of employment or upon a change in control.

Mr. Everets is entitled to participate in all of the employee benefit programs and perquisites generally available to our employees as well as certain additional benefits not available to all employees. These benefits are:

•	a monthly housing allowance of $2,600 (not available to all employees);

•	life insurance equal to twice the base salary, and long and short term disability insurance (available to all employees);

•	401k match of employee contribution (the match for employees was up to 3% of base salary for 2010) (available to all employees);

•	2010 pension contribution (the contribution rate for employees was 5% of base salary for 2010) (available to all employees);

•	reimbursement for travel and other reasonable business expenses (available to all employees); and

•	a monthly automobile allowance of $1,500 (not available to all employees).

In connection with his initial employment by the Company and the Bank, Mr. Everets was awarded, in 2010, 5,000 restricted stock units of our common stock for no additional consideration and 10,000 options to purchase our common stock at the exercise price of $100 per share. The restricted stock units vest 50% on November 1, 2011 and 50% on June 1, 2013. The common stock options vest ratably over three years. Additional equity awards, including restricted stock, restricted stock units or options, may be made available to Mr. Everets in future years based upon performance and achievement of individual and corporate goals. All unvested options become immediately vested upon a Change in Control (as defined in the Company’s Equity Incentive Plan). See “EXECUTIVE COMPENSATION—Change in Control” below.

The key provisions of Mr. Everets’ employment agreement are as follows:

—Disability Benefit

If Mr. Everets experiences a disability, which results in a termination of service prior to normal retirement age, Mr. Everets shall receive disability benefits under any long-term disability plan maintained by the Bank.

—Death Benefit

If Mr. Everets shall die before the end of the term under the employment agreement, the obligations of the Bank shall cease.

—Termination for Cause

No benefits are payable to Mr. Everets if the Bank terminates him for cause. A termination for cause for purposes of the employment agreement is defined below.

(i)	Personal dishonesty;

(ii)	Incompetence;

(iii)	Willful misconduct;

(iv)	Breach of fiduciary duty involving personal profit;

(v)	Intentional failure to perform stated duties;

(vi)	Willful violation of any law, rule or regulation (other than traffic violations or similar offenses) or final cease-and-desist order; or

(vii)	Material breach of any provision of the employment agreement.

—Involuntary Not For Cause Termination

In addition to the termination for cause provision described above, the employment agreement for Mr. Everets and each other Bank officer who has an employment agreement with the Bank contains the termination provisions required by federal statute for banks in troubled condition status, which applied to the Bank at the time these employment agreements were executed. These provisions generally permit the Bank to terminate or suspend the employee at any time with no further payment obligations after termination or suspension.

Willard B. Soper, II

On May 26, 2010, the Bank entered into an employment agreement with Willard B. Soper, II, pursuant to which Mr. Soper became the President and Chief Operating Officer of the Bank for an initial one year period. This employment agreement has expired. Mr. Soper is currently an at-will employee on the same terms as set forth in the employment agreement.

Pursuant to his employment agreement, Mr. Soper is entitled to a minimum annual base salary of $270,000. At the end of the first calendar year of operations of the Bank and thereafter, Mr. Soper may be entitled to an annual bonus of up to 100% of base salary, payable in cash or other form of compensation, in an amount and form set by the board of directors of the Bank. The board of directors of the Bank may establish one or more individual or corporate goals, the achievement of which is a factor in determining the payment of the bonus to Mr. Soper. For 2010 the goals established and achieved were the same as for Mr. Everets. Mr. Soper’s employment agreement does not provide for any payment upon his termination of employment or upon a change in control.

Mr. Soper is entitled to participate in all of the employee benefit programs and perquisites generally available to our employees as well as certain additional benefits not available to all employees. These benefits are:

•	a monthly housing allowance of $2,400 (not available to all employees);

•	life insurance equal to 2X base salary, and long and short term disability insurance (available to all employees);

•	401k match of employee contribution (the match for employees was up to 3% of base salary for 2010) (available to all employees);

•	2010 pension contribution (the contribution rate for employees was 5% of base salary for 2010) (available to all employees);

•	reimbursement for travel and other reasonable business expenses (available to all employees); and

•	a monthly automobile allowance of $1,500 (not available to all employees).

In connection with his initial employment by the Company and the Bank, Mr. Soper was awarded, in 2010, 4,000 restricted stock units of the Company for no additional consideration and 8,000 options to purchase the Company’s common stock at the exercise price of $100 per share. The restricted stock units vest 50% on November 1, 2011 and 50% on June 1, 2013. The common stock options vest ratably over three years. Additional equity awards, including restricted stock, restricted stock units or options, may be made available to Mr. Soper in future years based upon performance and achievement of individual and corporate goals. All unvested options become immediately vested upon a Change in Control.

The key provisions of Mr. Soper’s employment agreement are as follows:

—Disability Benefit

If Mr. Soper experiences a disability, which results in a termination of service prior to normal retirement age, under his employment agreement Mr. Soper shall receive certain disability benefits under any long-term disability plan maintained by the Bank.

—Death Benefit

If Mr. Soper shall die before the end of the term under the employment agreement, the obligations of the Bank shall cease.

—Termination for Cause

No benefits are payable to Mr. Soper if the Bank terminates him for cause. A termination for cause for purposes of the employment agreement is defined below.

(i)	Personal dishonesty;

(ii)	Incompetence;

(iii)	Willful misconduct;

(iv)	Breach of fiduciary duty involving personal profit;

(v)	Intentional failure to perform stated duties;

(vi)	Willful violation of any law, rule or regulation (other than traffic violations or similar offenses) or final cease-and-desist order; or

(vii)	Material breach of any provision of the employment agreement.

—Involuntary Not For Cause Termination

The employment agreement with Mr. Soper contains the same statutory provisions as those contained in Mr. Everets’ employment agreement.

Arthur Markos

Arthur Markos was the President of the Bank until May 26, 2010. Mr. Markos did not have an Employment Agreement with the Bank.

Dennis A. Carolin

On September 25, 2009, the Bank entered into a consulting agreement with Dennis Carolin, pursuant to which Mr. Carolin became the Chief Financial Officer of the Bank. The consulting agreement has expired and no employment agreement has not been entered into with Mr. Carolin by either the Company or the Bank. Mr. Carolin is currently an at-will employee and is paid an annual base salary of $160,000, which became effective May 1, 2011. Mr. Carolin is currently eligible for an annual bonus based on criteria and an amount determined in the sole discretion of the Compensation Committee.

Background for Employment Agreements and Compensation Arrangements

The compensation arrangements contained in the employment agreements for Messrs. Everets and Soper were fixed prior to the Merger Transaction and the Recapitalization Transaction in May 2010 and were disclosed to the initial investors in the Company in the private placement memorandum, dated April 30, 2010, relating to their initial investment by such investors. These arrangements were also reviewed and approved by OTS in connection with the VSC Plan. The 2010 bonus equal to 100% of base salary was awarded to Messrs. Everets and Soper by the board of directors of the Bank after receiving a recommendation from the Compensation Committee based on the following factors: the Bank’s profitability during fiscal year 2010, the lifting of regulatory restrictions on the Company and the Bank, substantial progress on troubled and charged-off credits, increased deposits at most of the Bank’s branches and the steps taken to commence the lending to healthcare professionals business and the expansion of the Bank’s loans to healthcare professionals business. The bonuses were also conditioned upon Mr. Everets committing $200,000 of his bonus, and Mr. Soper committing $100,000 of his bonus, to the purchase of shares of the Company’s common stock which were offered by one of the Bank’s initial investors.

The base salary for Mr. Carolin was determined at the time he was hired. The bonus for Mr. Carolin was determined by the Compensation Committee of the board of directors, applying the same criteria as were applied for Messrs. Everets and Soper.

In early 2011 the Compensation Committee of the Company’s board of directors engaged Pearl Meyer, a nationally recognized compensation consulting firm, to advise it regarding both short and long-term incentive compensation strategies as well as the terms of future employment agreements, including change in control provisions for selected officers. The annual incentive plans will be designed to comply with all public reporting company requirements and good compensation practices regarding risk management, including deferrals and recoupment provisions, for a portion of all incentive compensation. Pearl Meyer has made recommendations to the Compensation Committee of the Company’s board of directors regarding an annual incentive program and change of control provisions. These recommendations have been presented to the full board of directors, which has approved them subject to finalizing the program and provisions for further review at the next board of directors’ meeting. When approved by the board of directors, the programs and provisions will be presented to the OCC for prior non-objection as required by the Approval Order before they are adopted.

Change in Control

Awards of restricted stock, restricted stock units and stock options under the Equity Incentive Plan adopted by the Company at the time of the Merger Transaction and the Recapitalization Transaction (see Item 9. “MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS—Securities Authorized for Issuance Under Equity Compensation Plans” below) may be subject to additional acceleration of vesting and exercisability upon or after a Change in Control (as defined in the Company’s Equity Incentive Plan) as may be provided in the stock award agreement for such stock award or as may be provided in any other written agreement between the Company or any affiliate and the participant. A stock award may vest as to all or any portion of the shares subject to the stock award (i) immediately upon the occurrence of a Change in Control, whether or not such stock award is assumed, continued, or substituted by a surviving or acquiring entity in the Change in Control, or (ii) in the event a participant’s continuous service is terminated, actually or constructively, within a designated period following the occurrence of a Change in Control. In the absence of such provisions, no such acceleration shall occur.

Change in Control, as defined in the Equity Incentive Plan, means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i)	any Exchange Act person becomes the owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company’s then outstanding securities other than by virtue of a merger, consolidation or similar transaction. Notwithstanding the foregoing, a Change in Control shall not be deemed to occur (A) on account of the acquisition of securities of the Company by an investor, any affiliate thereof or any other Exchange Act person from the Company in a transaction or series of related transactions the primary purpose of which is to obtain financing for the Company through the issuance of equity securities or (B) solely because the level of ownership held by any Exchange Act person (the “subject person”) exceeds the designated percentage threshold of the outstanding voting securities as a result of a repurchase or other acquisition of voting securities by the Company reducing the number of shares outstanding, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such share acquisition, the subject person becomes the owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities owned by the subject person over the designated percentage threshold, then a Change in Control shall be deemed to occur;

(ii)	there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of the Company immediately prior thereto do not own, directly or indirectly, either (A) outstanding voting securities representing more than fifty percent (50%) of the combined outstanding voting power of the surviving Entity in such merger, consolidation or similar transaction or (B) more than fifty percent (50%) of the combined outstanding voting power of the parent of the surviving Entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their ownership of the outstanding voting securities of the Company immediately prior to such transaction;

(iii)	the stockholders of the Company approve or the board approves a plan of complete dissolution or liquidation of the Company, or a complete dissolution or liquidation of the Company shall otherwise occur, except for a liquidation into a parent corporation;

(iv)	there is consummated a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an entity, more than fifty percent (50%) of the combined voting power of the voting securities of which are owned by stockholders of the Company in substantially the same proportions as their ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition; or

(v)	individuals who, on the date the plan is adopted by the board, are members of the board (the “incumbent board”) cease for any reason to constitute at least a majority of the members of the board; provided, however, that if the appointment or election (or nomination for election) of any new board member was approved or recommended by a majority vote of the members of the incumbent board then still in office, such new member shall, for purposes of the plan, be considered as a member of the incumbent board.

For avoidance of doubt, the term Change in Control shall not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company.

Notwithstanding the foregoing or any other provision of the plan, the definition of Change in Control (or any analogous term) in an individual written agreement between the Company or any affiliate and the participant shall supersede the foregoing definition with respect to stock awards subject to such agreement; provided, however, that if no definition of Change in Control or any analogous term is set forth in such an individual written agreement, the foregoing definition shall apply.

Equity Incentive Plan

The Company’s Equity Incentive Plan (the “ Equity Incentive Plan”) was adopted in May 2010 and is filed herewith. The Equity Incentive Plan provides for the grant of stock awards, including options, restricted stock, restricted stock units, stock appreciation rights, performance stock awards and other stock awards. Options are granted for ten years at a minimum exercise price of 100% of fair market value, as defined in the Plan. Restricted stock awards may be granted for cash, services or any other legal consideration. Restricted stock unit awards may be granted for any or no consideration as determined by the Plan administrator. Options and restricted stock awards are subject to vesting as determined by the Equity Incentive Plan administrator. Subject to certain permitted capitalization adjustments to the classes and maximum number of securities issuable under the Equity Incentive Plan, no recipient may receive stock awards in excess of the grant date fair market value. Additionally, no performance stock award shall exceed the value of 500,000 shares of common stock and any stock options exercisable for the first time whose fair market value is in excess of $100,000, shall have the excess portion thereof treated as nonstatutory stock options. Additionally, the number of shares underlying or representing any stock awards under the Equity Incentive Plan, will be adjusted in connection with stock splits, recapitalization or similar events, as described in the Equity Incentive Plan. The Equity Incentive Plan is administered by the Board of Directors or by delegation to a Committee of the Board. Employees, directors and consultants are eligible recipients. 60,000 shares of common stock were initially reserved for issuance under the Plan. 58,400 options and restricted stock units are currently outstanding; 1,600 shares are available for grant. Any options or restricted stock awards which do not vest or otherwise become available revert to the pool of shares which may be granted in the future. The stock award grants may provide for acceleration upon a Change in Control if stated in the stock award agreement.

Outstanding Equity Awards at Fiscal Year-End 2010.

The following table provides information for our named executive officers regarding stock option and restricted stock unit holdings at the end of 2010.

	Option Awards						Stock Awards
	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Options (#)				Options Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Name	Exercisable		Unexercisable
John W. Everets	1,997	(1)	8,003	(1)	100	05/27/20	5,000	(2)	500,000
Arthur Markos	—		—		—	—	—		—
Willard B. Soper, II	1,598	(1)	6,402	(1)	100	05/27/20	4,000	(2)	400,000
Dennis A. Carolin	—		—		—	—	—		—

Notes:

1.	Mr. Everets was granted 10,000 stock options on May 27, 2010 in connection with his initial employment by the Bank. The exercise price of the options is $100 per share and they vest ratably, monthly over 36 months. Mr. Soper was granted 8,000 stock options on May 27, 2010 in connection his initial employment by the Bank. The exercise price of the options is $100 per share and they vest ratably, monthly over 36 months.

2.	Mr. Everets was granted 5,000 restricted stock units on May 27, 2010. The restricted stock units were issued for no consideration in connection with Mr. Everets’ initial employment by the Bank. The restricted stock units will vest according to the following schedule: 2,500 on November 1, 2011 and 2,500 on June 1, 2013. Mr. Soper was granted 4,000 restricted stock units on May 27, 2010. The restricted stock units were issued for no consideration in connection with Mr. Soper’s initial employment by the Bank. The restricted stock units will vest according to the following schedule: 2,000 on November 1, 2011 and 2,000 on June 1, 2013.

Directors’ Compensation

The following table provides information about amounts paid to our directors for compensation earned during 2010.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)		Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Richard L Goodwin*	$10,417	—	—		—	—	—	$10,417
Al C. Graceffa*	$10,417	—	—		—	—	—	$10,417
Daniel F. Hollingdale*	$10,417	—	—		—	—	—	$10,417
John G. Rizzo*	$10,417	—	—		—	—	—	$10,417
John W. Everets**	—	—	—		—	—	—	—
Willard B. Soper, II**	—	—	—		—	—	—	—
Richard Field**	$39,750	—	18,318	(1)	—	—	—	$58,068
Ronald E. Roark**	$43,125	—	18,318	(1)	—	—	—	$61,443
James H. Ozanne**	$45,750	—	18,318	(1)	—	—	—	$64,068
Angus S. King**	$21,500	—	18,318	(1)	—	—	—	$39,818
Robert H. Gardiner**	$33,125	—	18,318	(1)	—	—	—	$51,443
David Ott**	$48,625	—	18,318	(1)	—	—	—	$66,943

*	Director of the Bank from January 1, 2010 to May 26, 2010, for the fiscal year ended December 31, 2010.
**	Director of the Company and the Bank from May 26, 2010 to December 31, 2010, for the fiscal year ended December 31, 2010.
1.	Options were fully vested upon grant and have an exercise price of $100 per share.

In addition to each director receiving a grant of 600 options, each exercisable into one share of common stock, each director is paid $30,000 per year, plus $1,000 for each in-person meeting and $750 for each telephonic meeting, plus $2,500 for each committee on which he serves, an additional $2,500 for each committee of which he is chairman, except that the chairman of the Audit Committee and Risk Management Committees receive $7,500.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Related Person Transactions

The directors, executive officers and beneficial owners of greater than five percent of our common stock set forth in the table below participated in the Recapitalization Transaction, as described in more detail in Item 9, “MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS—Sale of Restricted Shares.” Each of these investors paid the $100 per share purchase price for the Company’s common stock that was paid by other participants in the Recapitalization Transaction. The names of and number of shares purchased by the beneficial owners of greater than 5% of our common stock are listed under Item 4, “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”. The shares purchased by directors and executive officers are set forth below. In the case of Messrs. Everets, Soper, Field, Ozanne, Ott, Soderberg and Hayden, they purchased shares or additional shares at $100 per share from one of the initial investors in the Recapitalization that subsequently sold such shares.

Name of Investor	Relationship to Company	Number of Shares Purchased in Recapitalization Transaction		Number of Shares Subsequently Purchased
John W. Everets	Chairman, Chief Executive Officer and Director	8,250	(1)	2,000
Willard B. Soper, II	President and COO	2,750	(2)	1,000
James H. Ozanne	Director	1,000		500	(3)
Ronald E. Roark	Director	1,000		—
Richard Field	Director	4,500		4,500
Robert H. Gardiner	Director	1,000		—
David Ott	Director	1,000		1,000
Carl Soderberg	Director	—		4,000
Edmund Hayden	Executive Vice President	—		1,000

(1)	These shares purchased by Mr. Everets at the time of the Recapitalization Transaction are registered in the following names and for the corresponding amounts: John W. Everets for 500 shares; John W. Everets IRA for 4,250 shares; and John W. Everets Profit Sharing Plan for 3,500 shares.
(2)	These shares purchased by Mr. Soper at the time of the Recapitalization are registered in the name of Wilderness Point, LLC, of which he is the Manager.
(3)	These shares purchased by Mr. Ozanne are registered in the name of Greenrange Partners, LLC.

In connection with the Recapitalization Transaction, all of the investors who participated in the Recapitalization Transaction (including the directors, executive officers and beneficial owners of greater than 5% of our common stock described above) also entered into a Registration Rights Agreement. This Registration Rights Agreement allows the investors who are party to it to require the Company to take certain actions, including filing a registration statement for the sale of these investors’ shares. The Registration Rights Agreement is further described below in Item 9, “MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS—Sale of Restricted Shares.”

Some of our directors and officers, and other persons and entities with which they are affiliated, are customers of, and have in the ordinary course of business, banking transactions with the Bank. All of these transactions were made in the ordinary course of business, on substantially the same terms for comparable transactions with non-related persons and did not involve more than the normal risk of collectibility or other unfavorable features. All such loans included in these transactions are performing in accordance with their terms. Our prior board of directors approved each of the currently outstanding transactions with prior directors and officers. One current director and one executive officer have entered into transactions with the Bank. At June 30, 2011, the amount of credit outstanding to prior directors, executive officers and their affiliates was $7.0 million and the amount outstanding to current directors, executive officers and their affiliates was $26,951.

As part of the Restructuring Transaction, the Company also entered into Plan Amendments with eight former directors of the Bank, as described under “FINANCIAL INFORMATION—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity” above, pursuant to which the Company is obligated to make payments of fixed benefits collectively totaling $5.3 million to these former directors.

Regulation O Transactions

The Bank is subject to the requirements of Regulation O under the Federal Reserve Act, which places restrictions on loan transactions between the Bank and its directors and executive officers (or any of their related interests). The Bank surveys its directors and executive officers each year to identify their related interests and has adopted procedures to ensure that all covered loan transactions comply with Regulation O. As of June 30, 2011, the Bank had 41 loans outstanding subject to Regulation O. The aggregate principal balance of such loans was $7.0 million. All such loans are in compliance with the requirements of Regulation O.

Director Independence

Our common stock is not listed on any national securities exchange or quoted on any inter-dealer quotation service that imposes independence requirements on our Board of Directors or any committee thereof; however, we have elected to adopt the independence standards of the NASDAQ. The NASDAQ requires that a majority of an issuer’s directors be “independent,” as defined by NASDAQ’s rules. Generally, a director does not qualify as an independent director under these rules if the director or a member of the director’s immediate family has had in the past three years certain relationships or affiliations with the issuer, the issuer’s external or internal auditors, or other companies that do business with the issuer. Our Board of Directors has affirmatively determined that a majority of our directors are independent directors under the objective standards of independence set forth in the NASDAQ rules. Based on these standards, our Board determined that its independent directors include the following current directors: David J. Ott, Richard D. Field, James H. Ozanne, Ronald E. Roark, Robert H. Gardiner, Angus S. King Jr. and Carl Soderberg. Our Board of Directors has established an audit committee and a compensation committee. Each of our directors on these committees is independent.

John W. Everets and Willard B. Soper are considered inside directors because of their employment as executive officers of the Bank and the Company.

ITEM 8.	LEGAL PROCEEDINGS.

We may periodically be a party to or otherwise involved in legal proceedings arising in the normal course of business, such as claims to enforce liens, claims involving the making and servicing of real property loans, and other issues incident to our business. Management does not believe that there is any pending or threatened proceeding against us that, if determined adversely, would have a material adverse effect on our financial position, liquidity, or results of operations, except as follows:

The Bank is involved in a lawsuit against Edgecomb Development, LLC, Roger Bintliff and Bintliff’s Restaurant Corp. (collectively, “Edgecomb”), originally filed on October 28, 2009 and now pending in the Maine Superior Court, arising out of a series of defaulted loans made by the Bank to Edgecomb between 2005 and 2008 totaling approximately $15 million. The Bank has foreclosed on property previously owned by Edgecomb but seeks to recoup a deficiency of approximately $8 million. The defendants have asserted counterclaims for breach of oral contract and fraud against the Bank, alleging that the Bank made additional oral representations beyond the terms of the written loan agreements that the Bank failed to honor, which led to the default on the loans and the loss of Edgecomb’s business. The Bank has filed a motion for summary judgment on the two counterclaims remaining after dismissal of other counterclaims, and that motion remains pending. Mediation is currently ongoing in the matter. The Bank’s directors’ and officers’ insurance carrier is defending. The insurance policy has up to $2 million of coverage. Although the defendants have not specified a damages amount in their court filings, they have made claims in the mediation which are in excess of the amount of insurance coverage. The

Company believes that the defendants’ claims are without merit, but it cannot predict the outcome of any trial of those claims that may occur if mediation is not successful or the Bank’s motion for summary judgment is denied.

Additionally, in connection with the Holding Company Loan entered into as part of the Recapitalization Transaction, see “FINANCIAL INFORMATION—Financial Condition—Liquidity” above, the Company and the Bank may be responsible for the payment of damages pending the outcome of a lawsuit filed on February 18, 2011 in the U.S. District Court for the District of Connecticut by Bankers’ Bank Northeast (“BBNE”). BBNE brought a lawsuit against the individuals who were directors of the Bank in 2008 when BBNE made the original $18 million Holding Company Loan to Bancorp, then a holding company of the Bank (the “Original BBNE Loan”). The Original BBNE Loan was restructured at the time of the Recapitalization Transaction from $18 million to $9 million with the consent of BBNE as described under “FINANCIAL INFORMATION—Financial Condition—Liquidity” above. In connection with the restructuring of the Holding Company Loan, BBNE released all claims against the Company, the Bank and the current and former officers and directors, but it reserved the right to bring a legal action for damages under the directors’ and officers’ liability insurance carried by the Bank at the time of the Original BBNE Loan. Subsequent to the release of claims against all parties, including the former directors, BBNE filed suit for damages against the former directors. This lawsuit is being defended by Bancorp’s Directors’ and Officers’ Liability Insurance carrier which had insurance in effect at the date of the lawsuit. If the plaintiffs prevail in their lawsuit against the former directors, it is possible that the former directors may seek indemnification from the Company or the Bank, under indemnification provisions contained in the Bank’s or Bancorp’s organization documents or bylaws, for any damages which the former directors may incur in excess of available insurance. The Company believes that this lawsuit is without merit and that any claims against former directors for which indemnification might be sought against the Company or the Bank were released at the time of the restructuring of the Original BBNE Loan.

ITEM 9.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Absence of Public Market.

Our common stock has not traded on any exchange or over-the-counter market. There is no established public trading market for our securities and there can be no assurance that a public trading market for our securities will develop.

Sale of Restricted Shares.

All of our shares of common stock, and all shares subject to outstanding options, were issued and sold by us in private transactions and are only eligible for public sale if registered pursuant to the Securities Act of 1933, as amended, or sold in accordance with a valid exemption from registration, such as Rule 144 or Rule 701 under the Securities Act of 1933. These shares are “restricted securities” within the meaning of Rule 144 under the Securities Act of 1933. As of August 1, 2011, a total of 600,000 shares of our common stock can be immediately sold pursuant to Rule 144.

600,000 shares of our common stock are subject to registration rights granted to those stockholders who participated in our initial private placement of those shares on May 26, 2010, as described in the Registration Rights Agreement filed herewith (the “Registration Rights Agreement”).

In May 2010, the Company entered into a Registration Rights Agreement with the investors in the Recapitalization Transaction. The Registration Rights Agreement grants to those investors (the “Holders”) the right to (i) one demand registration of the Company’s common stock held by the Holders after the earlier of an initial public offering of the Company’s common stock or December 31, 2010, upon a demand by 33% of all shares issued in the Recapitalization Transaction (the “Registrable Shares”) for registration of at least 200,000 Registrable Shares, (ii) an unlimited number of registrations on Form S-3 for the Registrable Shares and (iii) piggyback registration rights for the Registrable Shares. The Registration Rights Agreement also required the Company to file a Form 10 for the Registrable Shares by December 31, 2010, which date was subsequently changed by amendment to September 15, 2011. The Company is required to use reasonable best efforts to cause to be accepted an application for listing for trading of its common stock on a national securities exchange as soon as reasonably practicable after the common stock becomes eligible for listing and thereafter to maintain that listing for five years.

Number of Stockholders; Common Stock Subject to Convertible or Exercisable Securities.

As of August 1, 2011, we had 52 stockholders of record. As of August 1, 2011, there were 36,400 outstanding common stock options and 22,000 outstanding restricted common stock units.

Dividends.

We do not intend to pay any dividends to stockholders for the foreseeable future. If in the future any dividends are paid, the amount and timing will depend upon a number of factors, including capital requirements, the Company’s and the Bank’s financial condition and results of operations, tax considerations, statutory and regulatory limitations, general economic conditions and certain restrictions described below.

We are subject to certain restrictions on capital distributions. See Item 1, “BUSINESS—History of the Bank and “BUSINESS—Regulation and Supervision—Regulatory Directives” above. The Company is also restricted from making any capital distribution if an Event of Default has occurred under the Holding Company Loan entered into with Bankers’ Bank Northeast or an Event of Default would occur under such loan on account of the capital distribution.

Under Maryland law, we are also prohibited from paying a dividend if, as a result of its payment, we would be unable to pay our debts as they become due in the normal course of business, or if our total liabilities would exceed our total assets.

Our payment of dividends will also depend upon our receipt of dividends from the Bank. We have no sources of income other than dividends from the Bank and earnings from the investment of any proceeds retained by us from the sale of shares of common stock offered herein. Dividends from the Bank to the Company are governed by the Approval Order. On July 1, 2011, we received a dividend from the Bank totaling $1.0 million.

For the foregoing reasons, it is unlikely that we will pay dividends on our common stock in the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans.

In connection with the Recapitalization Transaction and effective May 26, 2010, we adopted the Equity Incentive Plan under which 60,000 shares of common stock were reserved for issuance to directors, officers and other eligible persons. These shares equal 10% of our then outstanding common stock. Under the Equity Incentive Plan, the awards may be in the form of restricted shares of common stock (“Restricted Shares”), restricted common stock units (“Restricted Stock Units”) or common stock options (“Options”) (the Restricted Shares, Restricted Stock Units and Options are referred to herein as the “Incentive Securities”). See “EXECUTIVE COMPENSATION—Equity Incentive Plan” above

The Incentive Securities that have been awarded as of August 1, 2011 are as follows:

•

Mr. Everets and Mr. Soper have been awarded 18,000 and 4,000 Restricted Stock Units, respectively, and 10,000 and 11,000 Options, respectively, which are currently equal to 4.25% and 2.28%, respectively, our outstanding common stock after taking into account all awards of Incentive Securities. Our other new directors at the time of the Recapitalization Transaction were collectively awarded 4,200 Options, currently equal to less than seven-tenths of one percent of our outstanding common stock after taking into account all awards of Incentive Securities. The Restricted Stock Units were granted in consideration of Messrs. Everets and Soper becoming, and remaining, employees of the Company. 5,000 of Mr. Everets Restricted Units and all 4,000 of Mr. Soper’s Restricted Stock Units vest 50% on November 1, 2011 and 50% on June 1, 2013. 13,000 of Mr. Everets Restricted Stock Units vest 50% on March 1, 2012 and 50% on March 1, 2013. These vesting dates were selected to ensure, and induce, the full commitment of Messrs. Everets and Soper in executing the business plan and operating strategy for the Company and the Bank. Options were granted at the exercise price of $100 per share. Options granted to Messrs. Everets and Soper will vest ratably monthly over three years. Options granted to directors vested 100% upon grant.

•

14,800 non-qualified stock options at an exercise price of $100 per share were granted to a director and certain officers of the Bank and its subsidiaries as of August 1, 2011. The options granted to the director vested upon grant and the options granted to the officers vest ratably, monthly over five years.

•

The remaining Incentive Securities are available for award by our Board of Directors pursuant to the terms of the Equity Incentive Plan which provides for grants to employees, directors and consultants. It is anticipated that these remaining Incentive Securities will be issued as stock options with an exercise price equal to the fair market value of our common stock on the issuance date.

Notwithstanding the above, all granted but unvested Incentive Securities will vest upon a “Change in Control” (as defined in the Equity Incentive Plan and described above in “EXECUTIVE COMPENSATION—Change in Control”). Holders of unvested Restricted Stock Units and unexercised Options will not be entitled to the rights of a holder of common stock, such as voting and dividend rights until the Restricted Stock Units vest and the Options are exercised.

As of June 30, 2011 Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity Compensation Plans Approved by Securities Holders	58,400	$62.33	1,600
Equity Compensation Plans Not Approved by Securities Holders	0	0	0

Total	58,400	$62.33	1,600

ITEM 10.	RECENT SALES OF UNREGISTERED SECURITIES.

Set forth below are all of our sales of our securities within the past three years that were not registered under the Securities Act of 1933, as amended (“Securities Act”).

On May 26, 2010 we sold a total of 600,000 shares of our common stock in a private placement at a price of $100.00 per share, for aggregate gross proceeds of $60,000,000. The issuance of our common stock in the private placement was made in reliance upon the exemption from the registration requirements of Section 4(2) and Rule 506 of Regulation D of the Securities Act and applicable state securities law exemptions to accredited investors within the meaning of Rule 501 under the Securities Act and did not involve a public offering. The accredited investors represented that they were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and that they understood that the securities must be held indefinitely unless a subsequent disposition was registered under the Securities Act or exempt from registration. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from registration. All stock certificates carried an appropriate restrictive legend. The Bank engaged Keefe, Bruyette & Woods, Inc. as exclusive placement agent to assist in placing the shares of common stock. The offering was conducted on a best efforts basis pursuant to the private placement memorandum.

We have granted a total of 36,400 Options (on May 26, 2010, July 1, 2010 and March 1, 2011) and a total of 22,000 Restricted Stock Units (on May 26, 2010 and March 1, 2011) to 27 employees and directors pursuant to our Equity Incentive Plan; however, we have not issued any shares of common stock pursuant to the exercise of any Options or vesting of any Restricted Stock Units. These issuances of Options and Restricted Stock Units were issued pursuant to our Equity Incentive Plan in reliance on the exemption provided by Rule 701 promulgated under the Securities Act or Section 4(2) of the Securities Act.

ITEM 11.	DESCRIPTION OF OUR COMMON SHARES.

General

Under our Articles of Incorporation, we are authorized to issue 100,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. Each share of our common stock has the same relative rights as, and is identical in all respects to, each other share of common stock.

Our shares of common stock of the Company represent non-withdrawable capital, are not an account of an insurable type, and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

Common Stock

Dividends. We can pay dividends on our common stock if, after giving effect to the distribution, we would be able to pay our indebtedness as the indebtedness comes due in the usual course of business and our total assets exceed the sum of our liabilities and the amount needed, if we were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of any holders of capital stock who have a preference in the event of dissolution. The holders of our common stock will be entitled to receive and share equally in dividends as may be declared by the Board of Directors out of funds legally available therefor. We are subject to certain restrictions on capital distributions. See Item 1, “BUSINESS—History of the Bank” and “BUSINESS—Regulation and Supervision—Regulatory Directives” above. If we issue shares of preferred stock, the holders thereof will have a priority over the holders of the common stock with respect to dividends. We do not plan to pay dividends on the common stock.

Voting Rights. The holders of common stock of the Company elect the Board of Directors and act on other matters as are required to be presented to them under Maryland law or as are otherwise presented to them by the Board of Directors. Under our Articles of Incorporation, the Board of Directors is divided into three classes. The term of the Class I director expires at the 2013 annual meeting of stockholders, the term of the Class II directors expires at the 2012 annual meeting of stockholders and the term of the Class III directors expires at the 2014 annual meeting of stockholders. At each annual meeting of stockholders, successors to the class of directors whose term expires at that annual meeting are to be elected for a three-year term. The purpose of dividing our Board of Directors into classes is to facilitate continuity and stability of our leadership by ensuring that experienced personnel familiar with us will be represented on our Board of Directors at all times, and to permit our management to plan for the future for a reasonable period of time. However, by potentially delaying the time within which an acquirer could obtain working control of the Board of Directors, this provision may discourage some potential mergers, tender offers, or takeover attempts. Holders of common stock of the Company do not have any right to cumulate votes in the election of directors.

Generally, each holder of common stock will be entitled to one vote per share. However, any person who beneficially owns more than 10% of the then-outstanding shares of our common stock, however, will not be entitled or permitted to vote any shares of common stock held in excess of the 10% limit, unless such person acquired such shares in excess of the 10% limit with approval by a majority of directors who are unaffiliated with such person. If we issue shares of preferred stock, holders of the preferred stock may also possess voting rights. Certain matters require an 80% stockholder vote.

Our bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to the Secretary of Company prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 80 days nor more than 90 days prior to the date of such meeting. The notice must also contain certain information as specified in our bylaws.

Liquidation. In the event of any liquidation, dissolution or winding up of the Bank, the Company, as the holder of 100% of the Bank’s capital stock, would be entitled to receive all assets of the Bank available for distribution, after payment or provision for payment of all debts and liabilities of the Bank, including all deposit accounts and accrued interest thereon, and after satisfaction of all amounts due from the Company to Bankers’ Bank Northeast under the Holding Company Loan, as to which Bankers’ Bank Northeast holds a pledge of 18% of the Bank’s common stock, see Item 1, “BUSINESS—General” above, and after distribution of the balance in the Liquidation Account to eligible depositors. The Liquidation Account was required to be established by the VSC Plan for the benefit of the then depositors in the event of a complete liquidation of the Company and the Bank. The rights of such depositors are governed by federal regulations relating to the conversion of a mutual bank to stock form. Subject to the Liquidation Account, in the event of liquidation, dissolution or winding up of the Company, the holders of its common stock would be entitled to receive, after payment of all its debts and liabilities, all of the assets of the Company available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Preemptive Rights. Holders of the common stock of the Company will not be entitled to preemptive rights with respect to any shares that may be issued, unless such preemptive rights are approved by the board of directors. The common stock is not subject to redemption.

Preferred Stock

Preferred stock may be issued with preferences and designations as our board of directors may from time to time determine. Our board of directors may, without stockholder approval, issue shares of preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

ITEM 12.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Maryland law requires a Maryland corporation (unless its charter provides otherwise, which our Articles of Incorporation do not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. A Maryland corporation may not indemnify a director or officer who has been adjudged liable in a suit by or in the right of the corporation or in which the director or officer was adjudged liable to the corporation or on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the director is fairly and reasonably entitled to indemnification, even though the director did not meet the prescribed standard of conduct, was adjudged liable to the corporation or was adjudged liable on the basis that personal benefit was improperly received; however, indemnification for an adverse judgment in a suit by or in the right of the corporation, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

The Articles of Incorporation of the Company (the “Articles”), set forth circumstances under which our directors, officers, employees and agents may be insured or indemnified against liability which they incur in their capacities as such. The following is a summary.

Indemnification of Directors and Officers.

Indemnification. We are obligated to indemnify any of (1) our current and former directors and officers, whether serving us or at our request any other entity, to the fullest extent required or permitted by the Maryland General Corporation Law now or hereafter in effect (the “MGCL”), including the advancement of expenses under the procedures and to the fullest extent permitted by law, and (2) other employees and agents to such extent as shall be authorized by our Board of Directors and permitted by law; provided, however, that, except as provided under “—Procedure” below with respect to proceedings to enforce rights to indemnification, we are obligated to indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by our Board of Directors.

Procedure. If a claim identified above under “—Indemnification” is not paid in full by us within 60 days after a written claim has been received by us, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 20 days, the indemnitee may at any time thereafter bring suit against us to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by us to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall also be entitled to be reimbursed the expense of prosecuting or defending such suit. It shall be a defense to any action for advancement of expenses that we have not received both (i) an undertaking as required by law to repay such advances in the event it shall ultimately be determined that the standard of conduct has not been met and (ii) a written affirmation by the indemnitee of his good faith belief that the standard of conduct necessary for indemnification by us has been met. In any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and any suit by us to recover an advancement of expenses pursuant to the terms of an undertaking we shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met the applicable standard for indemnification set forth in the MGCL. Neither our (including our Board of Directors, independent legal counsel, or our stockholders) failure to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the MGCL, nor an actual determination by us (including our Board of Directors, independent legal counsel, or our stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by us to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under the indemnification provision of our Articles or otherwise shall be on us.

Non-Exclusivity. The rights to indemnification and to the advancement of expenses conferred under the indemnification provision of our Articles shall not be exclusive of any other right that any person may have or hereafter acquire under any statute, the Articles, our Bylaws, any agreement, any vote of stockholders or our Board of Directors, or otherwise.

Insurance. We may maintain insurance, at our expense, to insure the Company and any director, officer, employee or agent of ours or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not we would have the power to indemnify such person against such expense, liability or loss under the MGCL.

Miscellaneous. We are not liable for any payment under the indemnification provision of our Articles in connection with a claim made by any indemnitee to the extent such indemnitee has otherwise actually received payment under any insurance policy, agreement, or otherwise, of the amounts otherwise indemnifiable hereunder. The rights to indemnification and to the advancement of expenses conferred under “—Indemnification” and “—Procedures” above are contract rights and such rights shall continue as to an indemnitee who has ceased to be a director or officer and shall inure to the benefit of the indemnitee’s heirs, executors and administrators.

Limitations Imposed by Federal Law. Notwithstanding any other provision set forth in the indemnification provision of our Articles, in no event shall any payments made by us pursuant to the indemnification provision of our Articles exceed the amount permissible under applicable federal law, including, without limitation, Section 18(k) of the Federal Deposit Insurance Act and the regulations promulgated thereunder.

Any repeal or modification of the indemnification provision of our Articles shall not in any way diminish any rights to indemnification or advancement of expenses of such director or officer or the obligations of ours arising thereunder with respect to events occurring, or claims made, while the indemnification provision of our Articles is in force.

Limitation of Liability. An officer or director of the Company, as such, shall not be liable to us or our stockholders for money damages, except (i) to the extent that it is proved that the person actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received; (ii) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding; or (iii) to the extent otherwise provided by the MGCL. If the MGCL is amended to further eliminate or limit the personal liability of officers and directors, then the liability of our officers and directors shall be eliminated or limited to the fullest extent permitted by the MGCL, as so amended.

Any repeal or modification of the foregoing right in our Articles by our stockholders of the Corporation shall not adversely affect any right or protection of a director or officer of the Company existing at the time of such repeal or modification.

ITEM 13.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Our consolidated financial statements are appended to the end of this registration statement, beginning on page F-1.

ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

During the fiscal year ended December 31, 2010: (i) there were no disagreements between us and Berry Dunn McNeil & Parker, LLC (“BerryDunn”), our independent registered public accounting firm, on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of BerryDunn, would have caused BerryDunn to make reference to the subject matter of the disagreement in its report on our consolidated financial statements, and (ii) there were no “reportable events” as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

ITEM 15.	FINANCIAL STATEMENTS AND EXHIBITS.

(a) Financial Statements. Our consolidated financial statements are appended to the end of this registration statement, beginning on page F-1.

(b) Exhibits. The following documents are filed as exhibits hereto:

Exhibit Number	Description
2.1	Agreement of Merger, by and between Savings Bank of Maine Bancorp and SBM Financial, Inc., dated as of May 25, 2010.

2.2	Articles of Merger, by and between Savings Bank of Maine Bancorp and SBM Financial, Inc., dated as of May 26, 2010.

3.1	Articles of Incorporation of SBM Financial, Inc.

3.2	Bylaws of SBM Financial, Inc.

3.3	Amended and Restated Federal Stock Charter of The Bank of Maine

3.4	Bylaws of The Bank of Maine

4.1	Form of Common Stock Certificate

4.2	Registration Rights Agreement dated as of May 26, 2010.

4.3	Form of Amendment to the Registration Rights Agreement dated as of September 1, 2011.

10.1	SBM Financial, Inc. Equity Incentive Plan

10.2	Form of Non-qualified Stock Option Agreement

10.3	Form of Restricted Stock Units Agreement

10.4	SBM Financial, Inc. Amended and Restated Deferred Compensation Plan for Directors effective as of May 26, 2010.

10.5	Amended and Restated Loan and Pledge Agreement, by and between Bankers’ Bank Northeast and SBM Financial, Inc., dated as of May 26, 2010.

10.6	Amended and Restated Loan Note, by and between Bankers’ Bank Northeast and SBM Financial, Inc., dated as of May 26, 2010.

10.7	Employment Agreement with John W. Everets, dated as of May 26, 2010.

10.8	Employment Agreement with Willard B. Soper, II, dated as of May 26, 2010.

10.9	Employment Agreement with Stephen K. Ballou, dated as of June 27, 2010.

10.10	Employment Agreement with Edmund M. Hayden, dated as of January 1, 2011.

10.11	Employment Agreement with Richard E. Lucas, dated as of January 1, 2011.

10.12	Employment Agreement with Theodore N. Scontras, dated as of June 21, 2010.

10.13	Employment Agreement with Ronald Maggiacomo, dated as of January 1, 2011.

10.14	Consulting Agreement with Dennis A. Carolin, dated as of September 25, 2009.

10.15	Consulting Agreement with Dennis W. Townley, dated as of June 1, 2010.

10.16	Form of Subscription Agreement, in connection with the Recapitalization Transaction.

21.1	Subsidiaries of SBM Financial, Inc.

23.1	Consent of Independent Registered Accounting Firm

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2011	SBM Financial, Inc.
	By:	/s/ John W. Everets
	Name:	John W. Everets
	Title:	Chief Executive Officer

SBM Financial, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

SBM Financial, Inc. and subsidiaries

We have audited the accompanying consolidated balance sheets of SBM Financial, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in equity capital and cash flows for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our 2010 audit in accordance with the standards of the Public Company Accounting Oversight Board (United States), and our 2009 and 2008 audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SBM Financial, Inc. and subsidiaries as of December 31, 2010 and 2009 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purposes of forming an opinion on the basic consolidated financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

/s/ Berry Dunn McNeil & Parker, LLC

Portland, Maine

April 28, 2011

SBM FINANCIAL, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2010 and 2009

	2010	2009
ASSETS
Cash and due from banks	$168,464,762	$33,898,799
Interest-bearing deposits in banks	37	34,762

Total cash and cash equivalents	168,464,799	33,933,561
Securities available-for-sale	19,771,303	29,155,563
Securities held-to-maturity (fair value of $20,905,107 and $28,347,401 at December 31, 2010 and 2009, respectively)	20,422,330	28,433,976
Other investments	10,000	10,000
Federal Home Loan Bank of Boston stock, at cost	4,782,400	3,987,400
Loans held for sale	2,333,519	1,745,650
Loans receivable, net of allowance for loan losses of $31,691,232 in 2010 and $41,193,957 in 2009	583,581,544	723,361,432
Accrued interest receivable	1,935,478	2,661,296
Premises and equipment, net	26,866,849	27,627,367
Deferred tax asset	11,693,554	16,612,636
Income taxes receivable	—	11,170,947
Other real estate owned	7,881,332	5,666,452
Other assets	8,316,571	7,951,061

	$856,059,679	$892,317,341

LIABILITIES AND EQUITY CAPITAL
Liabilities
Deposits	$638,434,010	$695,725,379
Securities sold under retail agreements to repurchase	33,462,918	46,966,781
Advances	53,800,000	71,866,000
Mortgagors’ escrow accounts	274,992	60,887
Accrued expenses and other liabilities	10,884,371	13,476,183
Note payable	9,000,000	18,000,000
Treasury tax and loan account	508,982	426,474

Total liabilities	746,365,273	846,521,704

Commitments and contingencies (Notes 11, 12, 13, 14, 15, 16 and 19)

Equity capital
Preferred stock, $.01 par value; 50,000,000 shares authorized; no shares issued and outstanding at December 31, 2010	—	—
Common stock, $.01 par value; 100,000,000 shares authorized; 609,000 shares issued and 600,000 shares outstanding at December 31, 2010	6,000	—
Additional paid-in capital	54,597,906	—
Retained earnings	54,888,902	45,557,433
Accumulated other comprehensive income
Net unrealized appreciation on securities available-for-sale, net of deferred income tax	201,598	238,204

Total equity capital	109,694,406	45,795,637

	$856,059,679	$892,317,341

The accompanying notes are an integral part of these consolidated financial statements.

SBM FINANCIAL, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

Years Ended December 31, 2010, 2009 and 2008

	2010	2009		2008
Interest and dividend income
Loans	$32,911,925		$39,300,781		$46,192,351
Investment securities	944,550		1,164,363		2,055,079
Other interest-earning assets	168,207		1,622		501,684

Total interest and dividend income	34,024,682		40,466,766		48,749,114

Interest expense
Deposits	6,144,050		7,963,149		13,767,398
Borrowed funds	499,559		844,387		1,261,488
Note payable	755,000		1,452,530		258,729

Total interest expense	7,398,609		10,260,066		15,287,615

Net interest income	26,626,073		30,206,700		33,461,499
Provision for loan losses	—		59,609,913		4,843,900

Net interest income (loss) after provision for loan losses	26,626,073		(29,403,213)		28,617,599

Noninterest income
Fees and service charges	5,412,250		6,026,308		5,697,076
Rental income	753,903		512,986		527,809
Gain on forgiveness of debt	10,210,104		—		—
Gain on forgiveness of deferred compensation	2,959,339		—		—
Net gain on sale and servicing of loans	797,798		2,633,716		308,369
Net gain on sales of securities available-for-sale	—		719,164		1,204,994
Net gain on sale of other real estate owned	211,170		—		—
Other-than-temporary impairment of investment security	(31,000)		—		—
Other	215,802		371,620		631,104

Total noninterest income	20,529,366		10,263,794		8,369,352

Noninterest expense
Salaries and employee benefits	15,098,520		13,074,768		15,869,241
Occupancy and equipment	4,893,949		5,422,914		5,158,603
Goodwill write-off	—		15,148,694		—
Other real estate owned write-down	—		3,642,579		—
Amortization of core deposit intangibles	1,230,707		975,564		767,250
Other general and administrative	11,822,993		8,552,492		7,080,176

Total noninterest expense	33,046,169		46,817,011		28,875,270

Income (loss) before income taxes	14,109,270		(65,956,430)		8,111,681
Income tax expense (benefit)	4,777,801		(17,689,871)		2,866,211

Net income (loss)	$9,331,469		$(48,266,559)		$5,245,470

Per Common Share Data:
Basic earnings per share	$15.55	$	n/a	$	n/a
Diluted earnings per share	$15.54	$	n/a	$	n/a
Weighted average number of common shares outstanding	600,000		n/a		n/a
Diluted weighted average number of common shares outstanding	600,557		n/a		n/a

The accompanying notes are an integral part of these consolidated financial statements.

SBM FINANCIAL, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity Capital

Years Ended December 31, 2010, 2009 and 2008

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Net Unrealized Appreciation on Securities Available- for-Sale	Total
Balance, December 31, 2007	$—	$—	$—	$88,578,522	$207,189	$88,785,711

Net income	—	—	—	5,245,470	—	5,245,470
Other comprehensive income (loss), net of tax
Unrealized gains arising during period, net of tax	—	—	—	—	1,835,655	1,835,655
Reclassification adjustment for gains included in net income, net of tax	—	—	—	—	(795,296)	(795,296)

Change in net unrealized appreciation on securities available-for-sale, net of income tax of $535,942	—	—	—	—	1,040,359

Total comprehensive income						6,285,829

Balance, December 31, 2008	—	—	—	93,823,992	1,247,548	95,071,540
Net loss	—	—	—	(48,266,559)	—	(48,266,559)
Other comprehensive income (loss), net of tax
Unrealized losses arising during period, net of tax	—	—	—	—	(1,483,992)	(1,483,992)
Reclassification adjustment for gains included in net loss, net of tax	—	—	—	—	474,648	474,648

Change in net unrealized appreciation on securities available-for-sale, net of income tax benefit of $522,415	—	—	—	—	(1,009,344)

Total comprehensive loss						(49,275,903)

Balance, December 31, 2009	—	—	—	45,557,433	238,204	45,795,637
Net income	—	—	—	9,331,469	—	9,331,469
Other comprehensive (loss), net of tax
Unrealized losses arising during period, net of tax	—	—	—	—	(71,337)	(71,337)
Reclassification adjustment for losses included in net income, net of tax	—	—	—	—	20,460	20,460
Amortization of unrealized losses on investment securities transferred to held-to-maturity	—	—	—	—	14,271	14,271

Change in net unrealized appreciation on securities available-for-sale, net of income tax benefit of $26,209	—	—	—	—	(36,606)

Total comprehensive income						9,294,863
Issuance of common stock	—	6,000	54,191,662	—	—	54,197,662
Stock-based compensation expense	—	—	406,244	—	—	406,244

Balance, December 31, 2010	$—	$6,000	$54,597,906	$54,888,902	$201,598	$109,694,406

The accompanying notes are an integral part of these consolidated financial statements.

SBM FINANCIAL, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years Ended December 31, 2010, 2009 and 2008

	2010	2009	2008
Cash flows from operating activities
Net income (loss)	$9,331,469	$(48,266,559)	$5,245,470
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	1,705,327	1,783,023	1,490,100
Goodwill write-off	—	15,148,694	—
Amortization of core deposit intangibles	1,230,707	975,564	767,250
Net amortization of premiums and discounts on securities	785,739	3,183,867	722,858
Other real estate owned write-down	—	3,642,579	—
Provision for loan losses	—	59,609,913	4,843,900
Other-than-temporary impairment of investment security	31,000	—	—
(Decrease) increase in net deferred loan fees	(144,413)	(57,739)	35,124
Net (gain) loss on sale of premises and equipment	(11,202)	8,232	16,423
Net gain on sale of other real estate owned	(211,170)	—	—
Net gain on sales of securities available-for-sale	—	(719,164)	(1,204,994)
Gain on forgiveness of debt	(10,210,104)	—	—
Gain on forgiveness of deferred compensation	(2,959,339)	—	—
Deferred income taxes	4,945,291	(6,715,702)	(1,678,406)
Amortization of unrealized holding losses on securities transferred to held-to-maturity	14,271	—	—
Stock-based compensation expense	406,244	—	—
(Increase) decrease in accrued interest receivable and other assets	10,300,548	(10,704,873)	5,202,653
Increase (decrease) in accrued expenses and other liabilities	1,577,631	839,592	(2,359,554)
Net change in loans held for sale	(587,869)	(1,128,560)	(57,140)

Net cash provided by operating activities	16,204,130	17,598,867	13,023,684

Cash flows from investing activities
Proceeds from maturities of securities held-to-maturity	7,604,951	—	—
Purchase of securities held-to-maturity	—	(11,951,630)	—
Proceeds from sale of premises and equipment	47,945	10,900	—
Additions to premises and equipment	(981,551)	(3,605,107)	(5,186,992)
Loan originations and principal collections, net	135,364,267	39,082,247	(50,940,272)
Net decrease in federal funds sold	—	—	86,360,000
Proceeds from the sale of other real estate owned	2,751,053	—	—
Cash paid for costs capitalized in other real estate owned	(194,729)	—	—
Purchase of Federal Home Loan Bank stock	(795,000)	(602,700)	(686,600)
Purchase of securities available-for-sale	(39,253,409)	(48,665,552)	(95,772,826)
Proceeds from sales, calls and maturities of securities available-for-sale	48,150,538	69,379,373	99,886,577
Cash paid for Rivergreen, net of cash received	—	—	(12,361,270)

Net cash provided by investing activities	152,694,065	43,647,531	21,298,617

Cash flows from financing activities
Net decrease in deposits	$(57,291,369)	$(3,860,896)	$(159,980,574)
Net increase (decrease) in mortgagors’ escrow accounts	214,105	(27,373)	16,062
Net increase (decrease) in treasury tax and loan account	82,508	(2,094,033)	1,471,186
Net change in securities sold under agreements to repurchase	(13,503,863)	(5,473,972)	(7,631,966)
Net (decrease) increase in short-term advances	(14,166,000)	(36,606,000)	99,862,378
Net proceeds from issuance of common stock	54,197,662	—	—
Proceeds from note payable	—	—	18,000,000
Repayment of long-term advances	(3,900,000)	—	—

Net cash used by financing activities	(34,366,957)	(48,062,274)	(48,262,914)

Net increase (decrease) in cash and cash equivalents	134,531,238	13,184,124	(13,940,613)
Cash and cash equivalents, beginning of year	33,933,561	20,749,437	34,690,050

Cash and cash equivalents, end of year	$168,464,799	$33,933,561	$20,749,437

Supplementary cash flow information:
Cash paid for interest on deposits, borrowed funds, and note payable	$11,730,073	$9,698,793	$15,619,581

Cash paid for income taxes	$—	$430,000	$3,129,000

Noncash transactions
Transfers from loans receivable to other real estate owned	$4,560,034	$7,230,642	$15,544

Noncash assets acquired	$—	$—	$99,550,368

Less liabilities assumed	$—	$—	$87,189,098

Securities transferred from available-for-sale to held-to-maturity, at fair value	$—	$18,542,676	$—

The accompanying notes are an integral part of these consolidated financial statements.

SBM FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008

Nature of Business

Savings Bank of Maine (the “Bank”) provides a full range of banking services to individual and corporate customers. The Bank has formed a wholly-owned subsidiary, Healthcare Professional Funding Corporation, to engage in lending to medical professionals. The Bank offers title services through Yankee Title Company, a title service corporation of the Bank. Cobbossee Service Corporation, a service corporation of the Bank, provides mail processing services to the Bank. The Bank also provides investment and insurance products to the Bank’s customers and the general public. Investment services are offered through Sorrento Pacific Financial, LLC. The Bank also has subsidiaries which hold other real estate owned properties.

The Bank competes with other financial institutions for deposits, lending and other business opportunities.

Corporate History and Restructuring

In January 2007, the Bank acquired First Citizens Bank (“First Citizens”) headquartered in Presque Isle, Maine, in a transaction in which First Citizens was merged into the Bank. In May 2007, the Bank acquired Calais Federal Savings and Loan Association (“Calais Federal”), a mutual thrift headquartered in Calais, Maine, in a transaction in which Calais Federal was merged into the Bank. In September 2008, the Bank acquired Rivergreen Bank (“Rivergreen”), a Maine commercial bank headquartered in Kennebunk, Maine, in a transaction in which Rivergreen was merged into the Bank.

In 2008, the Bank reorganized its ownership structure so that the Bank was owned by Savings Bank of Maine Bancorp (“Bancorp”), a federal mid-tier holding company, and Savings Bank of Maine Bancorp was owned by Savings Bank of Maine, MHC (“MHC”), a federal mutual holding company.

In May 2010, MHC was merged with and into Bancorp and then Bancorp was merged with and into SBM Financial, Inc (“SBMF”), a newly formed Maryland corporation. At the time of these mergers, SBMF was capitalized with $60,000,000 of common stock in a private placement transaction. These mergers and capitalization, and the creation of SBMF as a privately-owned federal savings bank holding company, were approved by the Office of Thrift Supervision pursuant to a Plan of Voluntary Supervisory Conversion submitted by SBMF (the “Restructuring”).

The Bank is regulated principally by the Office of Thrift Supervision (“OTS”) and undergoes periodic examinations by the OTS. During a portion of 2009 and all of 2010, the Bank, MHC and Bancorp (and then SBMF) operated under a Cease and Desist Order and Amended Cease and Desist Order (“C&D”) and Prompt Corrective Action directive (“PCA”) from the OTS. On January 3, 2011, OTS lifted the C&D and PCA and the Bank and SBMF entered into a Memoranda of Understanding and the Bank entered into an Individual Minimum Capital Requirement (“IMCR”) agreement with OTS. The Bank’s troubled condition designation was also terminated on that date.

1.	Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying consolidated financial statements include the accounts of SBMF, MHC, Bancorp, the Bank and the Bank’s wholly-owned subsidiaries, Yankee Title Company, Cobbossee Service Corporation, Healthcare Professional Funding Corporation, Whiskeag-Bath, Inc. and SBM Property A, Inc. (collectively referred to as the “Company”). All intercompany accounts and transactions have been eliminated in consolidation.

SBM FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008

Use of Estimates

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of other real estate owned. In connection with the determination of the allowance for loan losses and the carrying value of other real estate owned, management obtains independent appraisals for significant properties.

Segments

SBMF, through the branches of its subsidiary, Savings Bank of Maine, provides a broad range of financial services to individuals and companies throughout Maine. Operations are managed and financial performance is evaluated on a corporate-wide basis. Accordingly, all of the Company’s banking operations are considered by management to be aggregated in one reportable operating segment.

Significant Group Concentrations of Credit Risk

A substantial portion of the Bank’s loans are collateralized by real estate in Central, Northern, Southern and Downeast Maine. In addition, other real estate owned is located in those markets. Accordingly, the ultimate collectability of a substantial portion of the Bank’s loan portfolio and commitments to extend credit, assuming these commitments are fulfilled, and the recovery of the carrying amount of other real estate owned are susceptible to changes in economic conditions in these areas.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and due from banks and interest-bearing deposits in banks. The Company’s cash in bank deposit accounts, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk with respect to cash and cash equivalents.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as “held-to-maturity” and recorded at amortized cost. Securities not classified as held-to-maturity, including equity securities with readily determinable fair values, are classified as “available-for-sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income or loss.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of individual equity securities that are deemed to be other-than-temporary are reflected in earnings when identified. For individual debt securities where the Bank does not intend to sell the security and it is more likely than not that the Bank will not be required to sell the security before recovery of its amortized cost basis, the other-than-temporary decline in the fair value of the debt

SBM FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008

security related to 1) credit loss is recognized in earnings, and 2) other factors are recognized in other comprehensive income or loss. Credit loss is deemed to exist if the present value of expected future cash flows is less than the amortized cost basis of the debt security. For individual debt securities where the Bank intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost, the other-than-temporary impairment is recognized in earnings equal to the entire difference between the security’s cost basis and its fair value at the balance sheet date. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

The Company is a member of the Federal Home Loan Bank of Boston (“FHLB”) and as a requirement of membership must own a minimum amount of FHLB stock based on the type and level of its advances as further described in Note 10. In order to preserve and increase capital, the FHLB suspended payments of quarterly dividends in 2009 and 2010 and has a moratorium on purchases of excess stock from its members. At December 31, 2010, the Company had stock in excess of the minimum required in accordance with its membership. On February 22, 2011, the FHLB declared a dividend equal to an annual yield of 0.30% that was paid on March 2, 2011. A market for shares of FHLB is not readily available and therefore the Company’s investment is carried at par value, which also represents cost. The Company continues to monitor its investment in FHLB stock.

Loans Held for Sale

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to earnings.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent. Past due status is determined based on contractual terms. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The cash payments on these loans are applied to principal balances until qualifying for return to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

SBM FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008

The allowance for loan losses is evaluated by management on a regular basis and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Loan Servicing

Servicing assets are recognized as separate assets when rights are acquired through purchase or through sale of financial assets. Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as interest rates and terms. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Impairment is recognized through a valuation allowance for an individual stratum, to the extent that fair value is less than the capitalized amount for the stratum.

The Bank adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 860-50, Servicing Assets and Liabilities, in 2008. The adoption of FASB ASC 860-50 did not have a material effect on the consolidated financial statements.

Other Real Estate Owned

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value, less cost to sell, at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from other real estate owned.

Credit Related Financial Instruments

In the ordinary course of business, the Bank has entered into commitments to extend credit, including commitments under credit card arrangements, commercial letters of credit and standby letters of credit. Such financial instruments are recorded when they are funded.

SBM FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008

Premises and Equipment

Land is carried at cost. Buildings and equipment are carried at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the lease terms or the estimated useful lives of the assets.

Equity Incentive Plan

The Company expenses compensation cost associated with share-based payment transactions, such as options, restricted stock and restricted stock unit awards, in the financial statements over the requisite service (vesting) period.

Income Taxes

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Comprehensive Income (Loss)

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income (loss). Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity capital section of the balance sheet, such items, along with net income (loss), are components of comprehensive income (loss).

Earnings Per Common Share

Basic earnings per common share represents income available to common stockholders divided by the weighted-average number of adjusted common shares outstanding during the period. The adjusted outstanding common shares equals the gross number of common shares issued less unvested restricted stock and restricted stock unit awards under the Equity Incentive Plan. Diluted earnings per common share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued. Potential common shares that may be issued by the Company relate to outstanding stock options, restricted stock and restricted stock unit awards and are determined using the treasury stock method.

SBM FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008

The following table sets forth the computation of basic and diluted earnings per common share for the year ended December 31, 2010:

Net income	$9,331,469

Weighted average number of common shares issued	609,000
Less: average number of unvested restricted stock units	9,000

Adjusted weighted average number of common shares outstanding	600,000
Plus: dilutive unvested restricted stock units	557

Weighted average number of dilutive shares outstanding	600,557

Net income per share:
Basic earnings per common share	$15.55
Diluted earnings per common share	$15.54

There were 21,600 stock options for the year ended December 31, 2010, which were excluded from diluted earnings per share because their effect was anti-dilutive.

Recently Issued Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06, Fair Value Measurements and Disclosures (ASC 820)—Improving Disclosures about Fair Value Measurements, to amend the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires new disclosures on the transfers of assets and liabilities between Level 1 (quoted prices in active market for identical assets or liabilities) and Level 2 (significant other observable inputs) of the fair value measurement hierarchy, including the reasons and the timing of the transfers. Additionally, the guidance requires a roll forward of activities on purchases, sales, issuance, and settlements of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). The guidance became effective with the reporting period beginning January 1, 2010, except for the disclosure on the roll forward activities for any Level 3 fair value measurements, which will become effective with the reporting period beginning January 1, 2011. Other than requiring additional disclosures, adoption of this new guidance did not have a material impact on the Company’s consolidated financial statements.

In July 2010, the FASB issued ASU No. 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. This ASU is intended to provide additional information to assist financial statement users in assessing an entity’s credit risk exposures and evaluating the adequacy of its allowance for credit losses. The Company adopted this guidance for the year ended December 31, 2010. Other than requiring additional disclosures, adoption of this new guidance did not have a material impact on the Company’s consolidated financial statements.

In April 2011, the FASB issued ASU No. 2011-02, Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring. This ASU is intended to provide clarification in determining whether a creditor has granted a concession and whether a debtor is experiencing financial difficulties for purposes of determining whether a restructuring constitutes a troubled debt restructuring. This guidance is effective for annual reporting periods ending on or after December 15, 2012, including interim periods within those annual periods. The adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial statements.

SBM FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008

Subsequent Events

For purposes of the preparation of these financial statements in conformity with GAAP, the Company has considered transactions or events occurring through April 28, 2011, which was the date the financial statements were available to be issued. Management has not evaluated subsequent events after that date for inclusion in the financial statements. See Note 14 for regulatory developments in 2011 through the date of this report.

2.	Cash and Due from Banks

The Bank is required to maintain certain reserves of vault cash or deposits with the Federal Reserve Bank. The amount of this reserve requirement, included in cash and due from banks, was approximately $250,000 as of December 31, 2010 and 2009, respectively.

3.	Securities

The amortized cost and fair value of securities, with gross unrealized gains and losses, follow:

	2010
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available-for-sale
U.S. Government-sponsored enterprises	$19,425,682	$22,474	$—	$19,448,156
Marketable equity securities	69,000	260,147	(6,000)	323,147

Total securities available-for-sale	$19,494,682	$282,621	$(6,000)	$19,771,303

Securities held-to-maturity
Mortgage-backed securities	$20,422,330	$497,898	$(15,121)	$20,905,107

Total securities held-to-maturity	$20,422,330	$497,898	$(15,121)	$20,905,107

	2009
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available-for-sale
U.S. Government-sponsored enterprises	$28,701,855	$37,514	$(6,149)	$28,733,220
Marketable equity securities	100,000	342,343	(20,000)	422,343

Total securities available-for-sale	$28,801,855	$379,857	$(26,149)	$29,155,563

Securities held-to-maturity
Mortgage-backed securities	$28,433,976	$25,495	$(112,070)	$28,347,401

Total securities held-to-maturity	$28,433,976	$25,495	$(112,070)	$28,347,401

At December 31, 2010 and 2009, U.S. Government-sponsored enterprise obligations with a carrying value of $2,997,429 and $2,997,649, respectively, were pledged to secure public deposits and for other purposes required or permitted by law. At December 31, 2010 and 2009, the carrying amount of securities pledged to secure repurchase agreements was $36,436,312 and $53,575,697, respectively.

SBM FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008

The amortized cost and fair value of debt securities by contractual maturity at December 31, 2010, follow:

	Amortized Cost	Fair Value
Within 1 year	$19,011,412	$19,014,726
Over 5 years through 10 years	414,270	433,430
Mortgage-backed securities	20,422,330	20,905,107

	$39,848,012	$40,353,263

For the years ended December 31, 2010, 2009, and 2008, proceeds from sales of securities available-for-sale amounted to $0, $69,379,373, and $99,886,577, respectively. Gross realized gains amounted to $0, $719,242, and $1,492,345 in 2010, 2009, and 2008, respectively. Gross realized losses amounted to $0, $78, and $287,351 in 2010, 2009, and 2008, respectively. The tax provision applicable to these net realized gains amounted to $0, $244,515, and $409,698 in 2010, 2009, and 2008, respectively. During 2010, the Bank determined one of its marketable equity securities was other than temporarily impaired. The Bank recorded an impairment write-down of $31,000 related to this investment.

During 2009, the Bank transferred $18,542,676 of securities classified as available-for-sale to held-to-maturity. The transfer was recorded at fair value with the offset recorded in other comprehensive income (loss).

Information pertaining to securities with unrealized losses at December 31, 2010 and 2009, aggregated by investment category and length of time in a continuous loss position, follows:

	2010
	Less than 12 months		12 months or greater		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities	$—	$—	$439,428	$15,121	$439,428	$15,121
Marketable equity securities	63,000	6,000	—	—	63,000	6,000

Total temporarily impaired securities	$63,000	$6,000	$439,428	$15,121	$502,428	$21,121

	2009
	Less than 12 months		12 months or greater		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government-sponsored enterprises	$6,017,946	$6,149	$—	$—	$6,017,946	$6,149
Mortgage-backed securities	13,912,116	112,070	—	—	13,912,116	112,070
Marketable equity securities	80,000	20,000	—	—	80,000	20,000

Total temporarily impaired securities	$20,010,062	$138,219	$—	$—	$20,010,062	$138,219

Management evaluates investments for other-than-temporary impairment based on the type of investment and the period of time the investment has been in an unrealized loss position. At December 31, 2010 and 2009, management believed these investments were not other-than-temporarily impaired.

SBM FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008

4.	Loans Receivable

A summary of the balances of loans follows:

	2010	2009
Real estate loans
Residential 1-4 family	$143,699,796	$160,399,240
Construction 1-4 family	1,261,371	5,511,731
Commercial real estate	296,626,123	389,484,375
Commercial real estate construction	24,183,171	31,131,057
Home equity lines of credit	91,662,661	92,123,347

	557,433,122	678,649,750

Commercial business loans	38,327,428	63,443,574

Consumer installment loans
Personal	18,943,879	21,993,672
Credit cards	951,842	996,301

	19,895,721	22,989,973

Net deferred loan fees	(383,495)	(527,908)

Subtotal	615,272,776	764,555,389
Less: Allowance for loan losses	(31,691,232)	(41,193,957)

Loans, net	$583,581,544	$723,361,432

An analysis of the allowance for loan losses follows:

	Years Ended December 31,
	2010	2009	2008
Balance at beginning of year	$41,193,957	$20,118,524	$16,459,565
Allowance assumed from Rivergreen merger	—	—	2,286,108
Reclass to liability for unfunded commitments	(225,685)	—	—
Provision for loan losses	—	59,609,913	4,843,900
Charge-offs	(15,590,986)	(39,068,013)	(3,812,505)
Recoveries of loans previously charged off	6,313,946	533,533	341,456

Balance at end of year	$31,691,232	$41,193,957	$20,118,524

SBM FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008

The following is a summary of information pertaining to impaired loans:

	2010	2009	2008
Impaired loans without a valuation allowance	$36,324,990	$48,210,133	$—
Impaired loans with a valuation allowance	12,328,336	11,965,715	12,581,046

Total impaired loans	$48,653,326	$60,175,848	$12,581,046

Valuation allowance related to impaired loans	$5,148,338	$3,500,000	$3,971,267

	2010	2009	2008
Average investment in impaired loans	$53,953,490	$58,398,716	$12,383,170

Interest income recognized on impaired loans, all on a cash basis	$1,319,287	$95,772	$391,723

No additional funds are committed to be advanced in connection with impaired loans.

Loans ninety days or more past due and on nonaccrual status were $75,991,335 and $82,164,977 at December 31, 2010 and 2009, respectively. There were no loans past due and still accruing at December 31, 2010 or 2009.

Credit Quality Indicators

The Bank identifies and categorizes loans with similar risk profiles by applying a credit quality indicator (risk rating) to the various loan categories within its portfolio.

The risk ratings are represented by grades of 1, 2, 3, 4, Watch, 5, 6, 7 and 8 representing the lowest to highest risk ratings. Risk ratings are further grouped for purposes of evaluating the allowance for loan losses (ALL) as follows:

Risk Ratings 1 through 4 and Watch are considered “Pass” credits

Risk Rating 5 is considered “Special Mention”

Risk Rating 6 is considered “Substandard”

Risk Rating 7 is considered “Doubtful”

Risk Rating 8 is considered “Loss”

Commercial loans are grouped using all of the categories referenced above. Residential loans are grouped as Pass, Special Mention or Substandard. Consumer loans are grouped as Performing or Non-performing.

Performing loans are loans which are current or past due less than 90 days. Non-performing loans are loans which are past due 90 days or more and are not accruing interest.

The risk rating of loans enables management to be fully informed about the composition of the loan portfolio, its overall quality and areas containing extraordinary risk. Any loan review conducted by the loan review officer will also include an evaluation of the loan’s risk rating.

SBM FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008

All commercial loans are to be assigned a risk rating at inception by the originating loan officer. The initial rating should be determined after evaluation of many aspects of the credit including, but not limited to:

•	Financial condition as reflected in the balance sheet;

•	Results of operations as reflected in the income and cash flow statements;

•	Financial trends over at least the most recent three-year period;

•	Quality and reliability of financial statements;

•	Bank and trade checks, and credit bureau reports;

•	Industry outlook;

•	Quality and marketability of collateral;

•	Analysis of guarantor’s financial position; and

•	Analysis of socio-political and economic factors.

No one factor should be used to determine the degree of risk. Rather, the rating assigned reflects a composite of all of the criteria listed above, as well as any other factors known to the account officer, which should be considered in assessing credit risk.

In practice, most of the loans originated receive an initial Pass risk rating of Desirable (reasonable risk), or Satisfactory or Fair (acceptable risk).

The following definitions generally outline credit characteristics of loans in specific risk rating categories used by the Bank:

1. Fully Secured by Cash

2. Superior

•	Borrower is a major corporation

•	Borrower has substantial financial capacity

•	Borrower has satisfactory profit margins

•	Borrower has excellent liquidity

•	Borrower has consistent track record and compares favorably with industry standards

•	The collateral coverage is 1.50X or better

•	There is an absence of any significant credit risk

•	Debt coverage is 1.50X or better

•	Loan is properly structured

•	No deficiencies in credit information

3. Desirable

•	Borrower has substantial financial capacity

SBM FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008

•	Borrower has above average profit margins

•	Borrower has excellent liquidity

•	Borrower has consistent track record and compares favorably with industry standards

•	There is an absence of any significant credit risk

•	Loan is properly structured

•	The collateral coverage is 1.20X or better

•	No deficiencies in credit information

•	Debt coverage is 1.40X or better

4. Satisfactory

•	Established borrower that represents acceptable credit risk

•	Financial analysis displays satisfactory financial condition and earning power

•	Company has good asset quality and capacity to meet loan payments

•	Company meets normal industry standard and does not require extensive monitoring

•	Loan adheres to credit policy in every respect

•	If borrowing is a line of credit, company should be out of debt for a minimum of 30 days per fiscal year

•	Unsecured loans to individuals supported by satisfactory statements and exhibits adherence to repayment programs

•	Loans are secured with proper margin on equipment for which there is an active market

•	Loans secured by real estate maintain a loan-to-value (LTV) that is within bank policy

•	Debt coverage is 1.20X to 1.40X

W. Fair/Pass Watch

•	Loans in this category have demonstrated satisfactory asset quality, earnings history, liquidity and other adequate margins of creditor protection

•	Loans represent a moderate credit risk and some degree of financial stability

•	Loans are considered collectible in full, but perhaps require greater than average amount of loan officer attention

•	Loans in this category would be characterized by any of the following situations:

a)	Weaker borrowers whose loans are secured by properly margined business collateral such as accounts receivable, inventory and specialized equipment

b)	Unseasoned smaller loans

c)	Seasoned loans with satisfactory repayment history, apparent adequate collateral margin, but stale financial information

SBM FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008

d)	Excessive vulnerability to competition

e)	Speculation construction loans where the builder does not have a high net worth and/or income

f)	Dependence on limited customer base or source of supply

g)	Real estate loans may be above the standard LTV policy of 75%

h)	Debt coverage is 1.00X to 1.20x

5. Special Mention

•	To identify assets that do not yet warrant adverse classification, but possess credit deficiencies or potential weakness deserving management’s close attention

•	Adverse trends in business operations and deterioration in the balance sheet which have not reached the point where the liquidation of the debt is jeopardized

•

Deterioration in collateral values where normal advance rates cannot be maintained when liquidation value of the collateral may be declining as a source of repayment in view of adverse financial trends

•	Failure to obtain proper loan documentation

•	Inadequate loan agreement

•	Inadequate loan/credit information

•	Loans secured by real estate may have declined in value whereby the Bank is not adequately secured

•	Debt coverage is less than 1.00X

6. Substandard

•	Loans which exhibit some appropriate combinations of the following well defined weaknesses:

a)	Loans, which are inadequately protected by the current net worth and paying capacity of the borrower or of the collateral

b)	Loans which have well defined weaknesses based on objective evidence

c)	Loans where future losses to the Bank are possible if the deficiencies in the assets are not corrected

d)	Loans where the possibility of liquidation would not be timely even if there is little likelihood of total loss

e)	Loans where the primary source of payment is gone, and the Bank is relying on a secondary source

f)	Loans where the guarantors are unable to generate enough cash flow for debt reduction

g)	Loans where collateral has deteriorated

h)	Loans where flaws in documentation exist

SBM FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008

i)	Loans secured by real estate where the appraisal does not conform to the Bank’s appraisal standards, and where it can be demonstrated that the assumptions underlying the appraisal are incorrect

j)	One-to-four family residential real estate loans and home equity loans and lines that are delinquent 90 days or more and with LTV’s greater than 60%

7. Doubtful

•	Loans which exhibit some appropriate combinations of the following characteristics:

a)	Assets which have all the weaknesses inherent in those classified as “Substandard” and which, in addition, make collection or liquidation in full highly questionable and improbable, when considering currently existing facts, conditions, and values

b)	Loans which exhibit discernible loss potential, if some, but not a complete loss seems very likely

c)	Loans where primary source of repayment is gone and serious doubt exists as to quality of a secondary source of repayment

d)	Loans where the possibility of loss is high, but, because of certain important and specific pending factors which may strengthen the assets, their classification as a loss is deferred until a more exact status can be determined

e)	Loans where a “Doubtful” classification probably would not be repeated at a later examination because of the existence of enough time to resolve pending factors which could work to strengthen the assets

f)	Loans where a “Loss” classification would normally be warranted if pending events did not occur, and repayment was deferred to await new developments

g)	Loans where the entire asset should not be classified as a loss if the probability of a partial recovery is substantial

8. Loss

•

Loans, which are uncollectible and of such little value their continuance, as an asset is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be affected in the future.

Risk ratings are reviewed on a regular basis by internal and external loan review functions.

SBM FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008

The following table summarizes the credit risk rating profile of the Bank’s loan portfolio at December 31, 2010, net of deferred loan fees:

Commercial Credit Risk Exposure

Credit Risk Profile Internally Assigned

Credit Risk Rating	Commercial Non- Real Estate	Commercial Real Estate	Commercial Construction
1	$1,218,161	$1,008,731	$—
2	889,584	3,453,906	—
3	5,901,601	28,878,596	—
4	11,821,098	86,555,567	855,591
W	6,641,549	45,043,712	1,334,616
5	1,011,175	35,154,433	1,016,640
6	10,652,389	95,284,949	20,959,680
7	185,477	1,181,158	—

Total	$38,321,034	$296,561,052	$24,166,527

Residential Credit Exposure

Credit Risk Profile Internally Assigned

Grade	Residential	Residential Construction	Home Equity Lines of Credit
Pass	$132,720,089	$1,257,046	$89,650,939
Special Mention	—	—	—
Substandard	10,694,600	—	2,017,919

Total	$143,414,689	$1,257,046	$91,668,858

Consumer Credit Exposure

Credit Risk Profile Internally Assigned

	Personal	Credit Card
Performing	$18,175,632	$951,842
Nonperforrning	756,096	—

Total	$18,931,728	$951,842

Estimating the Allowance for Loan Losses

Our methodology for assessing the appropriateness of the allowance for loan losses consists of several key elements, which include a general allowance estimated using the combination of historical loss factor ratios and various qualitative loss factors which we determine, as well as specific allowances relating to impaired loans, and a general unallocated portion relating to general risk assessment in relation to the total loan portfolio. Qualitative factors include our consideration of any inherent risks which may not be reflected in historical loss factor ratios. Such qualitative factors are also graded for special mention, substandard and

SBM FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008

doubtful sub segments of the loan portfolio. In determining the appropriateness of our qualitative factors as well as the overall adequacy of the allowance, we consider various outside factors such as industry-wide data, current economic data, loss and allowance data of other commercial banks and savings institutions of similar size and geographic area.

Allowances for losses on impaired loans are provided for when the losses are probable and estimable. Such provisions are based on our estimate of the fair value of the collateral considering current and anticipated future market conditions or estimated present value of total expected future cash flows, if the loan is not collateral dependent. When available information confirms that loans or portions thereof are uncollectible, these amounts are charged off against the allowance for loan losses. Subsequent recoveries, if any, are credited to the allowance.

An unallocated additional allowance is included in the overall allowance for loan losses and is based upon our evaluation of various factors that are not directly measured in the determination of the general and specific allowances. These factors include changes in the size and composition of the loan portfolio, current economic and business conditions, and trends in delinquencies and classified loans. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

For purposes of calculating the appropriate level of allowance for loan losses, the loan portfolio is currently segregated into five categories: Pass, Special Mention, Substandard, Doubtful and Loss.

Each of the above categories is further segmented by loan class and includes:

Commercial, by industry concentration

Commercial real estate

Commercial construction

Residential

Residential construction

Home equity

Personal

Credit cards

SBM FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008

Past Due and Non-accrual Loans

Loans are typically placed on non-accrual status when they are 90 days past due. A loan is not returned to accrual status until it is brought current with respect to both interest and principal and future periodic payments are no longer in doubt.

The following tables summarize the aging analysis of past due loans and non-accrual loans by class within the Bank’s portfolio at December 31, 2010, net of deferred loan fees:

Past Due Loans:

	30-59 Days Past Due	60-89 Days Past Due	90 Days or Greater Past Due	Total Past Due	Current	Total Loans	Loans 90 Days or Greater Past Due and Accruing
Commercial Other	$525,350	$284,114	$5,547,883	$6,357,347	$31,963,687	$38,321,034	$—
Commercial real estate	10,513,276	4,037,328	37,183,433	51,734,037	244,827,015	296,561,052	—
Commercial construction	—	—	10,823,821	10,823,821	13,342,706	24,166,527	—
Residential real estate	8,840,700	2,919,199	5,471,265	17,231,164	126,183,525	143,414,689	—
Residential construction	—	1,257,046	—	1,257,046	—	1,257,046	—
Home equity lines of credit	1,048,318	362,095	1,802,842	3,213,255	88,455,603	91,668,858	—
Consumer	839,854	450,714	756,096	2,046,664	17,836,906	19,883,570	—

Total	$21,767,498	$9,310,496	$61,585,340	$92,663,334	$522,609,442	$615,272,776	$—

Non-Accrual Loans:

Commercial Other	$5,665,692
Commercial real estate	46,136,069
Commercial construction	15,507,227
Residential real estate	6,095,477
Residential construction	—
Home equity lines of credit	1,802,842
Consumer	784,028

Total	$75,991,335

SBM FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008

The following table summarizes the activity in allowance for loan losses for the year ended December 31, 2010 by type of loan, net of deferred loan fees:

	Commercial Non-Real Estate	Commercial Real Estate	Commercial Construction	Residential Real Estate Construction	Residential Real Estate Construction	Home Equity Lines Of Credit	Consumer	Unallocated	Total
Allowance for credit losses:
Beginning balance	$2,768,583	$25,924,089	$4,542,429	$2,776,560	$13,413	$1,221,658	$964,206	$2,983,019	$41,193,957
Charge-offs	1,253,395	12,284,374	—	1,555,826	—	—	497,391	—	15,590,986
Recoveries	703,843	5,100,613	—	417,121	—	—	92,369	—	6,313,946
Adjustments	—	—	—	—	—	—	—	(225,685)	(225,685)
Provision	—	—	—	—	—	—	—	—	—

Ending balance	$2,219,031	$18,740,328	$4,542,429	$1,637,855	$13,413	$1,221,658	$559,184	$2,757,334	$31,691,232

Ending balance:
Individually evaluated for impairment	$114,372	$1,519,399	$3,514,567	$—	$—	$—	$—	$—	$5,148,338

Collectively evaluated for impairment	$2,104,659	$17,220,929	$1,027,862	$1,637,855	$13,413	$1,221,658	$559,184	$2,757,334	$26,542,894

Loans
Ending balance:
Individually evaluated for impairment	$313,177	$35,007,270	$11,985,046	$1,128,126	$—	$214,925	$4,782	$—	$48,653,326

Collectively evaluated for impairment	$38,007,857	$261,553,782	$12,181,481	$142,286,563	$1,257,046	$91,453,933	$19,878,788	$—	$566,619,450

Impaired Loans

The Bank periodically evaluates our larger-balance, non-homogeneous loans for impairment. A loan is considered impaired when management determines that it is probable that the Bank will be unable to collect all amounts due according to the original contractual terms of the loan agreement. Impairment is measured by the difference between the recorded investment in the loan (including accrued interest, net deferred loan fees or costs, and unamortized premium or discount) and the estimated present value of total expected future cash flows, discounted at the loan’s effective rate or the fair value of the collateral, if the loan is collateral dependent.

In evaluating loss estimation for loans that are identified for individual evaluation, management identifies and reviews all loans, equal to or greater than $500,000, to be individually evaluated for impairment. Identification is based on one or more factors including: risk rating, delinquency, loan classification, non-accrual status, loans which are on a “watch list” or various other criteria periodically determined to be relevant by management.

If, after such review, it is determined that a loan is not impaired, the loan will be grouped with other loans for consideration in developing the general reserve.

If, after such review, it is determined that a loan is impaired, then management measures the amount of impairment, which is included as a specific reserve within the overall allowance for loan losses. Subsequent evaluations of impairment, and adjustments to the reserve, if determined appropriate, are performed on a quarterly basis.

If it is determined that an “impaired loan” has no impairment amount, the loan will remain segregated as impaired, but no reserve will be established. Subsequent evaluations of impairment, and adjustment to the reserve if determined appropriate, are performed on a quarterly basis.

SBM FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008

In addition, management will review for impairment any group of loans with individual balances less than $500,000 and which may have similar risk/class characteristics in common, that have been adversely affected by an environmental or economic change.

The following table summarizes impaired loans as of and for the year ended December 31, 2010:

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance:
Commercial	$22,509	$22,509	$—	$4,322,663	$1,025
Commercial real estate	32,634,814	44,057,116	—	33,285,815	1,139,409
Commercial construction	2,319,834	3,085,513	—	6,650,927	28,915
Residential real estate	1,128,126	1,128,126	—	1,040,178	39,064
Residential construction	—	—	—	—	—
Home equity lines of credit	214,925	214,925	—	336,040	6,763
Consumer	4,782	4,782	—	46,692	656

	36,324,990	48,512,971	—	45,682,315	1,215,832

With no allowance recorded:
Commercial	290,668	290,668	114,372	179,151	—
Commercial real estate	2,372,456	2,372,456	1,519,399	4,756,789	56,305
Commercial construction	9,665,212	9,665,212	3,514,567	3,335,235	47,150
Residential real estate	—	—	—	—	—
Residential construction	—	—	—	—	—
Home equity lines of credit	—	—	—	—	—
Consumer	—	—	—	—	—

	12,328,336	12,328,336	5,148,338	8,271,175	103,455

Total:
Commercial	313,177	313,177	114,372	4,501,814	1,025
Commercial real estate	35,007,270	46,429,572	1,519,399	38,042,604	1,195,714
Commercial construction	11,985,046	12,750,725	3,514,567	9,986,162	76,065
Residential real estate	1,128,126	1,128,126	—	1,040,178	39,064
Residential construction	—	—	—	—	—
Home equity lines of credit	214,925	214,925	—	336,040	6,763
Consumer	4,782	4,782	—	46,692	656

	$48,653,326	$60,841,307	$5,148,338	$53,953,490	$1,319,287

Troubled Debt Restructurings

From time to time, as part of the Bank’s loss mitigation process, management may agree to modify the contractual terms of a borrower’s loan. In cases where a loan is modified and in so doing a concession is granted to a borrower experiencing financial difficulty that would not otherwise be considered, such as a lower interest rate than what a new borrower of similar credit risk would be offered, the modification is considered a troubled debt restructuring. A loan modified in a troubled debt restructuring is evaluated for impairment until future collection of principal and interest is reasonably assured, which generally requires the borrower to demonstrate a period of performance according to the restructured terms.

SBM FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008

5.	Loan Servicing

Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage and other loans serviced for others were $391,933,929 and $417,274,911 at December 31, 2010 and 2009, respectively.

In 2010, mortgage servicing rights of $561,446 were capitalized and amortization for the year totaled $689,450. At December 31, 2010, mortgage servicing rights had a carrying value of $1,596,039, which is included in other assets. In 2009, mortgage servicing rights of $3,629,070 were capitalized and amortization for the year totaled $2,153,011. At December 31, 2009, mortgage servicing rights had a carrying value of $1,645,800, which is included in other assets.

6.	Premises and Equipment

A summary of the cost and accumulated depreciation and amortization of premises and equipment follows:

	2010	2009
Land and improvements	$8,541,680	$8,530,680
Buildings and improvements	25,448,724	25,364,671
Furniture and equipment	17,750,377	16,950,024
Leasehold improvements	1,876,403	1,876,403

	53,617,184	52,721,778
Less accumulated depreciation and amortization	26,750,335	25,094,411

	$26,866,849	$27,627,367

7.	Intangible Assets

Intangible assets are included in other assets and consist of the following as of December 31:

	2010	2009
Core deposit intangibles	$7,725,000	$7,725,000
Accumulated amortization	(3,628,664)	(2,397,957)

Net	$4,096,336	$5,327,043

Estimated amortization expense for each of the next five years is:

2011	$1,103,571
2012	1,103,571
2013	1,103,571
2014	448,429
2015	337,194

SBM FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008

8.	Deposits

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2010 and 2009 was $101,623,823 and $38,617,382, respectively.

At December 31, 2010, the scheduled maturities of time deposits are as follows:

2011	$173,754,779
2012	49,090,811
2013	14,032,531
2014	13,953,073
2015	5,479,331

$256,310,525

The composition of deposits at December 31 follows:

	2010	2009
Transaction accounts	$43,262,852	$48,768,266
Passbook accounts	308,570,971	344,475,024
Noninterest-bearing deposits	30,289,662	36,697,417
Certificates of deposit	256,310,525	187,284,672
Brokered certificates of deposit	—	78,500,000

	$638,434,010	$695,725,379

9.	Securities Sold Under Retail Agreements to Repurchase

Securities sold under retail agreements to repurchase, which are classified as secured borrowings, generally mature within one to four days from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Bank may be required to provide additional collateral based on the fair value of the underlying securities. The approximate carrying value of investments pledged as collateral at December 31, 2010 and 2009 was $36,436,000 and $53,576,000, respectively.

10.	Advances and Note Payable

Federal Home Loan Bank of Boston

As a member of the FHLB, the Bank is required to invest in $100 par value stock of the FHLB. The Bank had $4,782,400 and $3,987,400 of such stock at December 31, 2010 and 2009, respectively, to satisfy this requirement. Pursuant to collateral agreements with the FHLB, advances are collateralized by all stock in the FHLB and qualifying first mortgages. At December 31, 2010 and 2009, the total amount of qualifying mortgages and investment securities pledged as collateral was $161,722,145 and $163,975,471, respectively.

The Bank’s fixed-rate advance of $3,900,000 at December 31, 2009, matured in 2010. At December 31, 2009, the interest rate on this advance was 4.36%.

In addition, the Bank borrows funds on an overnight basis from FHLB as needed. As of December 31, 2010 and 2009, the Bank’s overnight advance at the FHLB was $53,800,000 and $67,966,000, respectively, and the interest rate on this advance was 0.375% and 0.20%, respectively.

SBM FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008

At December 31, 2010, the Bank also had $14,350,000 in letters of credit issued by FHLB for the benefit of certain municipal deposit customers which provide collateral for the municipalities’ deposits at the Bank. These outstanding letters of credit are also collateralized by the mortgages and investment securities held as collateral at FHLB and referenced above.

At December 31, 2010, the Bank also had $3,000,000 available under a line of credit from FHLB. There were no amounts outstanding on this line at December 31, 2010 and 2009.

The contractual maturities of advances at December 31 were as follows:

	2010	2009
2010	$—	$71,866,000
2011	53,800,000	—

	$53,800,000	$71,866,000

Federal Reserve Bank

Pursuant to collateral agreements with the Federal Reserve Bank of Boston (“FRB”), advances are collateralized by qualifying loans. The Bank’s credit capacity at December 31, 2010 was classified as Secondary Credit and advances are subject to certain conditions under the Federal Reserve’s Discount Window-Secondary Credit program. The Bank did not have any advances outstanding with the FRB of Boston at December 31, 2010 and 2009. At December 31, 2010 and 2009, the total amount of qualifying first mortgages and investment securities pledged as collateral was $51,873,077 and $80,919,782, respectively.

Note Payable

At December 31, 2009, Bancorp had a note payable to Bankers’ Bank Northeast (“Bankers’ Bank”) in the amount of $18,000,000, which was entered into in September 2008. This note was in payment and covenant default on December 31, 2009.

In May 2010, in connection with the Restructuring, the note was modified so that the obligor under the note became SBMF, as successor by merger to Bancorp. The principal amount of the note was reduced to $9,000,000, all defaults and past due interest and penalties were waived, the interest rate was set at five percent (5%) per annum and the term was set at seven years, with payments of interest only for the first three years and in years four through seven principal payments of $500,000 each year. The balance of principal and interest is due at maturity. Eighteen percent (18%) of the Bank’s stock was pledged as security for the note. An interest reserve equal to two years’ interest ($900,000) was established with Bankers’ Bank at the time the note was modified. Bankers’ Bank has drawn down the reserve for interest payments as they became due. The remaining interest reserve balance of $625,000 at December 31, 2010 is included in other assets.

SBM FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008

11.	Income Taxes

Allocation of federal and state income tax expense (benefit) between current and deferred portions is as follows:

	2010	2009	2008
Current tax provision (benefit)
Federal	$(329,828)	$(10,568,058)	$4,411,443
State	162,338	(406,111)	133,174

	(167,490)	(10,974,169)	4,544,617
Deferred federal income tax expense (benefit)	4,945,291	(6,715,702)	(1,678,406)

	$4,777,801	$(17,689,871)	$2,866,211

The income tax provision differs from the expense that would result from applying federal statutory rates to income before income taxes, as follows:

	2010	2009	2008
Statutory rate	34.00%	34.00%	34.00%
Increase (decrease) resulting from:
Dividends received deduction	(0.07)	—	(0.08)
State tax, net of federal tax benefit	0.76	0.62	1.08
Tax credits	(0.12)	0.03	—
Life insurance	(0.02)	0.01	—
Goodwill and purchase accounting related	—	(7.81)	0.29
Other	(0.69)	(0.03)	0.04

Effective income tax rate	33.86%	26.82%	35.33%

The components of the net deferred tax asset at December 31 were as follows:

	2010	2009
Deferred tax assets
Deferred compensation and employee benefits	$2,576,644	$3,876,635
Allowance for loan losses	10,171,111	13,982,198
Other assets	383,167	58,290
Net operating loss carryforward	1,302,110	1,664,077
Charitable contribution carryforward	5,638	413,010

Total gross deferred tax assets	14,438,670	19,994,210

Deferred tax liabilities
Core deposit intangibles	(1,342,812)	(1,730,233)
Net unrealized gain on securities available-for-sale	(94,052)	(120,261)
Mortgage servicing rights	(542,653)	(559,572)
Deferred loan fees	(225,213)	(470,159)
Other	(540,386)	(501,349)

Total gross deferred tax liabilities	(2,745,116)	(3,381,574)

Net deferred tax asset	$11,693,554	$16,612,636

SBM FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008

No valuation allowance has been recognized for the deferred tax asset in the consolidated financial statements.

FASB ASC 740-10 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. It also provides guidance on the recognition, measurement and classification of amounts relating to uncertain tax positions, accounting for and disclosure of interest and penalties, accounting in interim periods, disclosures, and transition relating to the adoption of the new accounting standard. FASB ASC 740-10 is effective for fiscal years beginning after December 15, 2008, and was adopted by the Company in 2009. The Company accounts for uncertain income tax positions based on management’s best estimate of the amount that will ultimately be accepted by the applicable tax authority. The Company is currently being audited by the Internal Revenue Service for the years ended December 31, 2007 through 2009, which are all years open under the statute of limitations. It is the Company’s policy to record interest and penalties to noninterest expense if incurred.

The Company has federal and Maine net operating loss carryforwards of $2,952,100 and $298,400, respectively, expiring in 2023 through 2032, respectively.

Retained earnings include $4,470,398, representing an allocation for income tax bad debt deductions prior to 1988, for which no income taxes have been provided. This amount is subject to recapture should the Bank cease operation as a qualifying financial institution, as defined.

12.	Financial Instruments with Off-Balance-Sheet Risk

The Bank is a party to credit-related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Bank’s exposure to credit loss is represented by the contractual amount of these commitments. The Bank follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

At December 31, 2010 and 2009, the following financial instruments were outstanding whose contract amounts represent credit risk:

	Contract Amount
	2010	2009
Commitments to grant loans	$26,169,000	$22,744,000
Unfunded commitments under lines of credit	111,671,000	123,927,000
Commercial and standby letters of credit	3,073,000	4,385,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Bank, is based on management’s credit evaluation of the customer.

SBM FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008

Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are often secured and have a specified maturity date and may not be drawn upon to the total extent to which the Bank is committed.

Commercial and standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. In most cases, the Bank’s existing letters of credit have an automatic renewal clause; however, as these letters are reviewed annually, the Bank is eliminating this clause and requiring annual renewals. The credit risk involved in issuing letters of credit is substantially the same as that involved in extending loan facilities to customers. The Bank generally holds collateral supporting those commitments if deemed necessary.

To reduce credit risk related to the use of credit-related financial instruments, the Bank may deem it necessary to obtain collateral. The amount and nature of the collateral obtained is based on the Bank’s credit evaluation of the customer. Collateral held varies but may include cash, securities, accounts receivable, inventory, property, plant and equipment, and real estate.

Commitments for letters of credit issued to municipal depositors amounting to $14,350,000 and $0 at December 31, 2010 and 2009, respectively, represent outstanding letters of credit with maturity dates of one year or less. The commitments provide collateral for such depositors and do not necessarily represent future cash requirements. Payment under such commitments would only occur if the Bank was unable to liquidate the deposit balance. See Note 10.

13.	Legal Contingencies

The Bank is subject to various legal claims from time-to-time in the normal course of business. In the opinion of management, the claims existing at December 31, 2010 will have no material effect on the Company’s consolidated financial statements.

14.	Minimum Regulatory Capital Requirements

The Bank and the Company are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements may result in regulators initiating certain mandatory and discretionary actions that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, SBMF and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy requires the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital to adjusted total assets (as defined).

As of December 31, 2010, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action as prescribed by the Office of Thrift Supervision.

SBM FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008

The Bank’s actual capital amounts and ratios at December 31, 2010 and 2009 are presented in the following table:

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(dollars in thousands)
December 31, 2010
Total Risk-Based Capital to Risk-Weighted Assets	$117,932	19.60%	$48,126	8.0%	$60,158	10.0%
Tier 1 Risk-Based Capital to Risk-Weighted Assets	110,132	18.31%	24,063	4.0%	36,095	6.0%
Tier 1 Core Capital to Adjusted Total Assets	110,132	13.06%	33,736	4.0%	42,170	5.0%

December 31, 2009
Total Risk-Based Capital to Risk-Weighted Assets	$55,110	7.48%	$58,937	8.0%	$73,672	10.0%
Tier 1 Risk-Based Capital to Risk-Weighted Assets	45,504	6.18%	29,649	4.0%	44,203	6.0%
Tier 1 Core Capital to Adjusted Total Assets	45,504	5.21%	34,927	4.0%	43,659	5.0%

SBMF’s actual capital amounts and ratios at December 31, 2010 and 2009 are presented in the following table:

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(dollars in thousands)
December 31, 2010
Total Risk-Based Capital to Risk-Weighted Assets	$103,575	17.24%	$48,060	8.0%	$60,075	10.0%
Tier 1 Risk-Based Capital to Risk-Weighted Assets	95,786	15.94%	24,030	4.0%	36,045	6.0%
Tier 1 Core Capital to Adjusted Total Assets	95,786	11.38%	33,673	4.0%	42,091	5.0%

December 31, 2009
Total Risk-Based Capital to Risk-Weighted Assets	$36,047	4.89%	$58,916	8.0%	$73,645	10.0%
Tier 1 Risk-Based Capital to Risk-Weighted Assets	26,445	3.59%	29,458	4.0%	44,187	6.0%
Tier 1 Core Capital to Adjusted Total Assets	26,445	3.03%	34,914	4.0%	43,642	5.0%

The Bank, Bancorp and MHC (the “Former Bank Entities”) received an Order to Cease and Desist (“C&D”) in August 2009 from their regulator, the Office of Thrift Supervision (“OTS”). This C&D required the Former Bank Entities to provide plans to address specific financial and operating issues; placed restrictions on certain activities of the Bank (i.e., dividends and acceptance of brokered deposits); and made other operational and financial changes.

OTS issued a Prompt Corrective Action (“PCA”) letter, dated November 5, 2009, to the Former Bank Entities addressing issues related to capital and composite regulatory ratings. This PCA required the Bank to address plans to increase capital.

OTS issued a PCA letter, dated February 4, 2010, to the Former Bank Entities addressing issues related to capital and approval by OTS of the capital plan submitted December 7, 2009, as well as a revision to the C&D.

During 2010, the Former Bank Entities completed various steps in accordance with the regulatory directives and the approved capital plan in order to comply with the C&D and the PCA.

SBM FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008

On May 26, 2010, as part of the capital plan and with OTS approval, the Former Bank Entities completed the Restructuring as described under Corporate History and Restructuring. The Restructuring included election of a new Board of Directors and the naming of a new Chairman and CEO and a new President and COO. As a result of the Restructuring, the Bank’s capital ratios met the requirements of the PCA.

On January 3, 2011, OTS lifted the C&D and the PCA, and SBMF and the Bank entered into Memoranda of Understanding with OTS. The Bank also entered into an Individual Minimum Capital Requirement (“IMCR”) agreement with OTS. The Bank’s designation as a troubled bank was also terminated on that date. Under the IMCR, the Bank is required to maintain minimum capital ratios of Tier I Core Capital of 9% and Total Risk-Based Capital of 13%.

15.	Employee Benefit Plans

401(k) Plan

The Bank has a 401(k) Plan in which substantially all employees participate. In 2010, the Bank amended the plan to provide for a discretionary match. For 2010, the Bank elected to match employee contributions up to 3% of eligible compensation. For 2009, the Bank elected to match employee contributions up to 6% of eligible compensation. For 2008, the Bank elected to match employee contributions up to 5% of eligible compensation.

For the years ended December 31, 2010, 2009, and 2008, expense attributable to the Plan amounted to $230,756, $443,473, and $352,544, respectively.

Profit Sharing Plan

The Bank has a profit sharing plan in which substantially all employees participate. The Bank’s contribution to this plan is discretionary and is based on eligible compensation. The Bank contributed to this plan an amount equal to 5% of eligible compensation for the year ended December 31, 2010 in the amount of $392,186. The Bank made no contributions to this plan in 2009. The Bank contributed to this plan an amount equal to 10% of eligible compensation for the year ended December 31, 2008 in the amount of $810,517.

Deferred Compensation Plans

Certain employees and directors elected to defer compensation and were entitled to deferred retirement benefits under nonqualified plans entered into with these individuals. Liability under these plans was $9,678,542 at December 31, 2009, and is included in accrued expenses and other liabilities in the consolidated balance sheet. In connection with the Restructuring, the directors participating in these plans retired and the benefits due to them were reduced by $2,959,000 so that amounts due under these plans were $6,267,864 at December 31, 2010. The obligation to pay these benefits was transferred from the Bank to SBMF. Payments to former directors are payable monthly over 120 months or in a lump-sum 60 days after death. Plan balances no longer accrue interest and no further contributions will be made to these plans for the former directors or employees. Payments under these plans during 2010 were $607,470.

The Company has a non-qualified deferred compensation plan for the former Chief Executive Officer of First Citizens Bank, an entity purchased by and merged with the Bank in 2007. The plan provides for an annual retirement benefit of $40,000 which began in September 2004, and continues for fifteen years. The present value of these payments has been recognized as a liability in the accompanying consolidated financial statements and was $258,842 and $291,756 as of December 31, 2010 and 2009, respectively. The Company is the owner of two life insurance policies on this individual with a combined cash surrender value of $331,051 and $321,210, which is included in other assets in the consolidated balance sheets as of December 31, 2010 and 2009, respectively.

SBM FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008

16.	Equity Incentive Plan

SBMF adopted an Equity Incentive Plan in connection with the Restructuring under which 60,000 shares of common stock were reserved for issuance to directors, officers and other eligible persons. Awards are made by the Compensation Committee of the Board of Directors and may take the form of options, restricted stock, restricted stock units or other incentive securities. In 2010, 21,600 options were granted with an exercise price of $100 per share, which was the price paid for common stock in the private placement transaction entered into by SBMF at the time of the Restructuring and 9,000 restricted stock units were granted for no consideration. Of the options granted, 18,000 have a three-year vesting period and 3,600 options vested upon the date of grant. Restricted stock units totaling 4,500 vest 17 months after the date of grant and 4,500 vest 19 months thereafter. Stock-based compensation expense totaling $406,244 for the year ended December 31, 2010, was reflected as additional paid-in capital in the consolidated statements of changes in equity capital and as salaries and benefits expense in the consolidated statements of operations.

Stock Option Awards

Stock options granted under the current Equity Incentive Plan are incentive-based and vest at time of grant or over subsequent periods based on continuous service.

The fair value of each award is estimated on the date of grant using the Black-Scholes option price model based on assumptions made by the Company as follows:

•	Dividend yield is based on the dividend rate of the Company’s stock at the date of grant

•	Risk-free interest rate is based on comparable investments in 10-year U.S. Treasuries, a term equaling the expected life of the granted options.

•	Expected volatility is based on the historical volatility of a peer group of similar entities.

•	Expected life represents the period of time that granted options are expected to be outstanding based on historical trends.

A summary of the option pricing assumptions and the estimated fair value of options using these assumptions follows for 2010:

Dividend rate	0.00%
Weighted average risk-free interest rate	2.53%
Weighted average expected volatility	16.19%
Weighted average expected life in years	9.53
Weighted average fair value of options granted	$30.53

Compensation expense is recognized on a straight-line basis over the option vesting period and totaled $219,670 for the year ended December 31, 2010. Unrecognized compensation cost for unvested stock options, totaled $439,785 at December 31, 2010, and is expected to be recognized over the remaining vesting period of 28 months. Stock options vested during the year ended December 31, 2010 totaled 7,195. Unvested stock options totaled 14,405 as of December 31, 2010.

SBM FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008

A summary of the Company’s stock option activity as of December 31, 2010 and the changes during the year then ended follows:

	Number of Shares	Weighted- Average Exercise Price	Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Options outstanding at January 1, 2010	—	$—
Granted	21,600	100.00
Exercised	—	—
Forfeited	—	—

Options outstanding at December 31, 2010	21,600	$100.00	9.53	$—

Options exerciseable at December 31, 2010	7,195	$100.00	9.53	$—

Restricted Stock Unit Awards

Restricted stock unit awards are issued to key employees. These awards vest over a three-year period and require continued service to the Company. Compensation expense recognized in 2010 in connection with restricted stock unit awards was $186,574.

A summary of restricted stock unit awards as of December 31, 2010, and the changes during the year then ended follows:

	Number of Shares	Weighted- Average Grant Date Fair Value Per Share
Unvested at January 1, 2010	—	$—
Granted	9,000	100.00
Exercised	—	—
Forfeited	—	—

Unvested at December 31, 2010	9,000	$100.00

At December 31, 2010, unrecognized compensation cost related to unvested restricted stock unit awards was $713,426, which is expected to be recognized over a remaining period of 29 months.

17.	Noninterest Expenses

The components of noninterest expense which are in excess of 1% of total revenues (total interest and noninterest income) and not shown separately in the consolidated statements of operations are as follows for the years ended December 31:

	2010	2009	2008
Postage, stationary and supplies	$724,154	$756,380	$771,494
Consulting expense	3,091,808	1,826,120	—
Other noninterest expense	956,596	527,264	2,452,626
Real estate and other loan expenses	2,288,783	1,184,021	466,608
FDIC and OTS assessments	2,983,251	2,292,560	407,543
Trustee and committee expenses	279,917	256,139	1,108,672
Professional fees	347,019	520,654	564,714

SBM FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008

18.	Related Party Transactions

In the ordinary course of business, the Bank has granted loans to principal officers and directors and their affiliates amounting to approximately $1,544,000 at December 31, 2010 and $8,522,000 at December 31, 2009.

Deposits from related parties held by the Bank at December 31, 2010 and 2009, amounted to approximately $1,547,000 and $2,570,000, respectively.

19.	Operating Leases

Pursuant to the terms of non-cancelable lease agreements in effect at December 31, 2010, pertaining to banking premises and equipment, future minimum rent commitments under various operating leases are as follows:

2011	$129,377
2012	121,422
2013	119,772
2014	113,772
2015	67,675

Total	$552,018

The leases contain options to extend for periods from three to ten years. The cost of such options to extend is not included above. Total rent expense for the years ended December 31, 2010, 2009, and 2008, amounted to $147,746, $143,385, and $153,897, respectively.

The Bank also owns certain premises which it leases to tenants. Future minimum rental income under these leases are as follows:

2011	$381,902
2012	274,857
2013	173,402
2014	120,323
2015	82,967
Thereafter	184,702

Total	$1,218,153

Rental income was $753,902, $512,986, and $527,809 in 2010, 2009, and 2008, respectively.

20.	Fair Value

FASB ASC 820, Fair Value Measurements and Disclosures, defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements.

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) or identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

SBM FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Assets measured at fair value on a recurring basis are summarized below.

	Fair Value Measurements at December 31, 2010, Using
	December 31, 2010	Quoted Prices In Active Markets for Inputs (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities available-for-sale
U.S. Government-sponsored enterprises	$19,448,156	$—	$19,448,156	$—
Marketable equity securities	323,147	260,147	63,000	—

	Fair Value Measurements at December 31, 2009, Using
	December 31, 2009	Quoted Prices In Active Markets for Inputs (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities available-for-sale
U.S. Government-sponsored enterprises	$28,733,220	$—	$28,733,220	$—
Marketable equity securities	422,343	342,343	80,000	—

Assets measured at fair value on a nonrecurring basis are summarized below.

	Fair Value Measurements at December 31, 2010, Using
	December 31, 2010	Quoted Prices In Active Markets for Inputs (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans	$7,179,998	—	$7,179,998	$—
Other real estate owned	7,881,332	—	7,881,332	—

	Fair Value Measurements at December 31, 2009, Using
	December 31, 2009	Quoted Prices In Active Markets for Inputs (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans	$8,465,715	$—	$8,465,715	$—
Other real estate owned	5,666,452	—	5,666,452	—

Impaired loans were written down to their fair value of $7,179,998 and $8,465,715 at December 31, 2010 and 2009, respectively, resulting in an impairment charge through the allowance for loan losses.

SBM FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008

Real estate acquired through foreclosure is recorded at fair value. The fair value of other real estate owned is primarily based on property appraisals and an analysis of similar properties currently available.

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. FASB ASC 825, which governs fair value disclosures for financial instruments, excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used by the Bank in estimating fair value disclosures.

Cash and cash equivalents: The carrying amounts of cash, cash equivalents and federal funds sold approximate fair values.

Securities: The fair value of securities available-for-sale is determined by obtaining quoted prices on nationally recognized securities exchanges or matrix pricing, which is a mathematical technique, used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities, but rather by relying on the securities relationship to other benchmark quoted securities. The carrying values of restricted equity securities, including FHLB stock, approximate fair values.

Loans held for sale: Fair values of loans held for sale are based on commitments on hand from investors or prevailing market prices and approximate book value as the loans were originated near year end.

Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The fair value of impaired loans is primarily based upon appraisals by third-party appraisers and brokers opinions by third-party brokers. The appraisals and opinions are based upon comparable prices for similar assets in active markets for residential real estate loans, and less active markets for commercial loans.

Mortgage servicing rights: The fair value of mortgage servicing rights is primarily based upon a valuation model that calculates the present value of estimated net servicing income. This model incorporates certain assumptions that market participants would likely use in estimating future net servicing income, such as interest rates, prepayment speeds and the cost to service (including delinquency and foreclosure costs), all of which require a degree of management judgment.

Accrued interest: The carrying amounts of accrued interest approximate fair value.

Deposit and mortgagors’ escrow accounts: The fair values for demand deposits (e.g., interest and non-interest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregate expected monthly maturities on time deposits.

SBM FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008

Securities sold under retail agreements to repurchase: The carrying amounts of borrowings under repurchase agreements maturing within one to four days from the transaction date approximate their fair values.

Advances and note payable: The fair values of these borrowings are estimated using discounted cash flow analyses based on current incremental borrowing rates for similar types of borrowing arrangements.

Treasury tax and loan account: The fair value of the treasury tax and loan account approximates its carrying value.

Deferred compensation liabilities: The fair value of the deferred compensation liabilities approximates their carrying value.

Off-balance-sheet instruments: The Bank’s off-balance-sheet instruments consist of loan commitments. Fair values for loan commitments have not been presented, as the future revenue derived from such financial instruments is not significant.

The estimated fair values, and related carrying or notional amounts, of the Company’s financial instruments are as follows:

	2010		2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(dollars in thousands)
Financial assets
Cash and cash equivalents	$168,465	$168,465	$33,934	$33,934
Securities available-for-sale	19,771	19,771	29,156	29,156
Securities held-to-maturity	20,422	20,905	28,434	28,347
Other investments	10	10	10	10
Federal Home Loan Bank stock	4,782	4,782	3,987	3,987
Loans held for sale	2,334	2,334	1,746	1,746
Loans, net	583,582	594,420	723,361	734,065
Mortgage servicing rights	1,596	2,593	1,646	2,794
Accrued interest receivable	1,935	1,935	2,661	2,661

Financial liabilities
Deposits	638,434	643,385	695,725	700,596
Repurchase agreements	33,463	33,463	46,967	46,967
Advances	53,800	53,808	71,866	71,938
Deferred compensation liabilities	6,268	6,268	9,679	9,679
Treasury tax and loan account	509	509	426	426
Mortgagors’ escrow accounts	275	275	61	61
Note payable	9,000	9,000	18,000	18,000
Accrued interest payable	212	212	233	233

21.	Mergers

Rivergreen Bank

On September 19, 2008, the Bank acquired 100% of the stock of Rivergreen Bank, headquartered in Kennebunk, Maine. The merger with Rivergreen was accounted for using the purchase method of accounting. Under the terms of the agreement, Rivergreen Bank shareholders received $16.72 for each share of Rivergreen Bank common stock. The results of operations of the acquired business are included in the consolidated statement of operations from the date of acquisition.

SBM FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008

The purchase price was allocated to assets acquired and liabilities assumed based on estimates of fair value at the date of acquisition. The excess of purchase price over the fair value of net tangible and intangible assets acquired was recorded as goodwill, which is not deductible for tax purposes. The estimated fair value of assets and liabilities recorded is shown in the following table:

Cash and cash equivalents	$2,462,594
Investments	763,305
Loans, net	78,675,326
Premises and equipment	2,875,093
Core deposit intangible	3,139,000
Goodwill	10,698,155
Other assets	3,399,489

Total assets acquired	102,012,962

Deposits	79,662,518
Repurchase agreements	94,067
Other liabilities	7,432,513

Total liabilities assumed	87,189,098

Net assets acquired	$14,823,864

The Bank identified certain markets in which it would consider future growth opportunities, including the areas served by Rivergreen Bank. The opportunities to provide products and services in these market areas will be enhanced as a result of the combination of the banks, which will also provide a larger capacity to lend money and a stronger overall funding base.

Under the provisions of FASB ASC 350, Intangibles-Goodwill and Other, goodwill is evaluated on an annual basis for impairment and the core deposit intangible is amortized over its expected economic life, estimated to be seven years, and evaluated for possible impairment if certain conditions are identified.

During 2009, the Company determined that goodwill for previous mergers and acquisitions was fully impaired and recorded an impairment loss of $15,148,694.

SUPPLEMENTARY INFORMATION

SBM FINANCIAL, INC. AND SUBSIDIARIES

Consolidated Schedule of Other General and Administrative Expenses

Years Ended December 31, 2010, 2009 and 2008

	2010	2009	2008
Postage, stationery and supplies	$724,154	$756,380	$771,494
Contributions, net of returned donations	(509,778)	16,581	23,620
Consulting expenses	3,091,808	1,826,120	—
Miscellaneous	956,596	527,264	2,452,626
Data processing expenses	126,448	239,835	296,842
Real estate and other loan expenses	2,288,783	1,184,021	466,608
Trustee and committee expenses	279,917	256,139	1,108,672
FDIC and OTS assessments	2,983,251	2,292,560	407,543
Advertising	470,049	214,900	208,792
Conventions and meetings	272,261	151,811	300,903
Insurance and bonds	357,036	172,772	167,266
Audits and examinations	333,098	292,832	208,182
Memberships and subscriptions	71,677	62,374	70,974
Professional fees	347,019	520,654	564,714
Credit report service	30,674	38,249	31,940

	$11,822,993	$8,552,492	$7,080,176

SBM FINANCIAL, INC. AND SUBSIDIARIES

Consolidated Balance Sheet

June 30, 2011

(Unaudited)

ASSETS
Cash and due from banks	$75,676,641
Interest-bearing deposits in banks	599,157

Total cash and cash equivalents	76,275,798
Securities available-for-sale	74,092,642
Other investments	10,000
Federal Home Loan Bank of Boston stock, at cost	4,782,400
Loans held for sale	391,109
Loans receivable, net of allowance for loan losses of $25,924,903	576,659,495
Accrued interest receivable	2,289,055
Premises and equipment, net	25,208,047
Deferred tax asset	11,362,420
Other real estate owned	9,353,458
Core deposit intangibles	3,544,768
Other assets	4,042,045

$788,011,237

LIABILITIES AND EQUITY CAPITAL
Liabilities
Deposits	$636,099,311
Securities sold under retail agreements to repurchase	23,016,226
Mortgagors’ escrow accounts	204,265
Accrued expenses and other liabilities	9,244,889
Note payable	9,000,000
Treasury tax and loan account	531,185

Total liabilities	678,095,876

Commitments and contingencies (Notes 6 and 7)

Equity capital
Preferred stock, $.01 par value; 50,000,000 shares authorized; no shares issued and outstanding	—
Common stock, $.01 par value; 100,000,000 shares authorized; 609,000 shares issued and 600,000 shares outstanding	6,000
Additional paid-in capital	55,121,214
Retained earnings	53,962,547
Accumulated other comprehensive income
Net unrealized appreciation on securities available-for-sale, net of deferred income tax	825,600

Total equity capital	109,915,361

$788,011,237

The accompanying notes are an integral part of these consolidated financial statements.

SBM FINANCIAL, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

For the Six Months Ended June 30, 2011 and 2010

(Unaudited)

	2011	2010
Interest and dividend income
Loans	$13,684,571	$17,572,700
Investment securities	807,350	519,900

Total interest and dividend income	14,491,921	18,092,600

Interest expense
Deposits	2,308,860	3,401,800
Borrowed funds	56,948	400,500
Note payable	226,250	517,500

Total interest expense	2,592,058	4,319,800

Net interest income	11,899,863	13,772,800
Provision for loan losses	—	—

Net interest income after provision for loan losses	11,899,863	13,772,800

Noninterest income
Fees and service charges	2,386,245	2,823,366
Rental income	301,507	298,836
Gain on forgiveness of debt	—	10,210,104
Gain on forgiveness of deferred compensation	—	2,959,339
Net gain on sale of securities	368,536	—
Net gain on sale and servicing of loans	310,893	98,657
Gain on sale of bank premises	940,911	—
Net gain (loss) on sale other real estate owned	(22,457)	50,411
Other	961,417	106,779

Total noninterest income	5,247,052	16,547,492

Noninterest expense
Salaries and employee benefits	9,711,759	7,090,127
Occupancy and equipment	2,641,853	2,240,928
Amortization of core deposit intangibles	551,568	679,139
Other general and administrative	5,917,959	6,617,240

Total noninterest expense	18,823,139	16,627,434

Income (loss) before income taxes	(1,676,224)	13,692,859
Income tax expense (benefit)	(749,869)	4,673,277

Net income (loss)	$(926,355)	$9,019,582

Per Common Share Data:
Basic earnings (loss) per share	$(1.54)	$15.03
Diluted earnings (loss) per share	$(1.54)	$15.03
Weighted average number of common shares outstanding	600,000	600,000
Diluted weighted average number of common shares outstanding	600,000	600,028

The accompanying notes are an integral part of these consolidated financial statements.

SBM FINANCIAL, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity Capital

For the Six Months Ended June 30, 2011 and 2010

(Unaudited)

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Net Unrealized Appreciation on Securities Available- for-Sale	Total
Balance, December 31, 2010	$—	$6,000	$54,597,906	$54,888,902	$201,598	$109,694,406

Net loss	—	—	—	(926,355)	—	(926,355)
Other comprehensive gain, net of tax
Unrealized gains arising during period, net of tax					867,236	867,236
Reclassification adjustment for gains included in net loss, net of tax	—	—	—	—	(243,234)	(243,234)
Change in net unrealized appreciation on securities available-for-sale, net of income tax expense of $321,456	—	—	—	—	624,002

Total comprehensive loss						(302,353)
Stock offering costs	—	—	(35,000)	—	—	(35,000)
Stock-based compensation expense	—	—	558,308	—	—	558,308

Balance, June 30, 2011	$—	$6,000	$55,121,214	$53,962,547	$825,600	$109,915,361

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Net Unrealized Appreciation on Securities Available- for-Sale	Total
Balance, December 31, 2009	$—	$—	$—	$45,557,433	$238,204	$45,795,637

Net income	—	—	—	9,019,582	—	9,019,582
Other comprehensive loss, net of tax
Unrealized losses arising during period, net of tax	—	—	—	—	(49,974)	(49,974)
Amortization of unrealized losses on investment securities transferred to held-to-maturity, net of tax	—	—	—	—	4,710	4,710

Change in net unrealized appreciation on securities available-for-sale, net of income tax benefit of $23,318	—	—	—	—	(45,264)

Total comprehensive income						8,974,318
Issuance of common stock	—	6,000	54,551,151	—	—	54,557,151
Stock-based compensation expense	—	—	—	—	—	—

Balance, June 30, 2010	$—	$6,000	$54,551,151	$54,577,015	$192,940	$109,327,106

The accompanying notes are an integral part of these consolidated financial statements.

SBM FINANCIAL, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2011 and 2010

(Unaudited)

	2011	2010
Cash flows from operating activities
Net income (loss)	$(926,355)	$9,019,582
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	742,245	829,217
Amortization of core deposit intangibles	551,568	679,139
Net amortization of premiums and discounts on securities	121,004	432,077
(Decrease) increase in net deferred loan fees	203,837	(68,370)
Net gain on sale of bank premises	(940,911)	—
Net (gain) loss on sale of other real estate owned	22,457	(50,411)
Net gain on sales of securities	(368,536)	—
Gain on forgiveness of debt	—	(10,210,104)
Gain on forgiveness of deferred compensation	—	(2,959,339)
Deferred income taxes	(19,152)	38,971
Amortization of unrealized holding losses on securities transferred to held-to-maturity	—	7,136
Stock-based compensation expense	558,308	—
(Increase) decrease in accrued interest receivable and other assets	(175,387)	10,278,102
Increase (decrease) in accrued expenses and other liabilities	(1,639,482)	7,348,493
Net change in loans held for sale	1,942,410	829,073

Net cash provided by operating activities	72,006	16,173,566

Cash flows from investing activities
Proceeds from sales of securities held-to-maturity	20,790,866	—
Proceeds from maturities of securities held-to-maturity	—	3,687,842
Proceeds from sale of premises and equipment	2,900,000	—
Additions to premises and equipment	(1,042,532)	(205,301)
Loan originations and principal collections, net	2,648,482	63,138,208
Proceeds from the sale of other real estate owned	2,575,147	2,306,578
Purchase of Federal Home Loan Bank stock	—	(795,000)
Purchase of securities available-for-sale	(81,935,545)	(22,265,638)
Proceeds from calls and maturities of securities available-for-sale	28,467,490	24,059,292

Net cash provided (used) by investing activities	(25,596,092)	69,925,981

Cash flows from financing activities
Net decrease in deposits	$(2,334,699)	$(33,245,130)
Net increase (decrease) in mortgagors’ escrow accounts	(70,727)	123,113
Net increase (decrease) in treasury tax and loan account	22,203	(181,304)
Net change in securities sold under agreements to repurchase	(10,446,692)	(7,105,812)
Net decrease in short-term advances	(53,800,000)	(19,966,000)
Repayment of long-term advances	—	(3,900,000)
Proceeds from issuance of common stock, net of stock offering costs	(35,000)	54,557,151

Net cash used by financing activities	(66,664,915)	(9,717,982)

Net increase (decrease) in cash and cash equivalents	(92,189,001)	76,381,565
Cash and cash equivalents, beginning of period	168,464,799	33,933,561

Cash and cash equivalents, end of period	$76,275,798	$110,315,126

Supplementary cash flow information:
Cash paid for interest on deposits, borrowed funds, and note payable	$2,649,100	$4,349,935
Cash paid for income taxes	$—	$—

Noncash transactions
Transfers from loans receivable to other real estate owned	$4,069,730	$3,822,770

The accompanying notes are an integral part of these consolidated financial statements.

SBM FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

At June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010

(Unaudited)

1.	Description of Business and Basis of Presentation

General

SBM Financial, Inc. (the “Company”) is a bank holding company incorporated under the laws of the State of Maryland in March 2010 to serve as the holding company for The Bank of Maine, formerly known as Savings Bank of Maine (the “Bank”). The Bank is a federally chartered Federal Deposit Insurance Corporation (“FDIC”)-insured savings association with 33 statewide offices and 355 employees.

In March 2010, an application and plan for supervisory conversion (“VSC Plan”) was filed with the Office of Thrift Supervision (“OTS”), the Bank’s principal regulator at that time. Under The VSC Plan, the Company proposed (i) to convert the Bank from mutual to stock form, (ii) provide new capital and management for the Bank, which was at that time operating under a Cease and Desist Order and Prompt Corrective Action Directive (the “Regulatory Orders”), and (iii) take certain other actions. The VSC Plan was approved by OTS in an Approval Order, dated May 6, 2010 (the “Approval Order”).

On May 26, 2010, the Company became the bank holding company for the Bank in a two-step merger transaction (“Merger Transaction”) in which Savings Bank of Maine, MHC, a mutual bank holding company (“MHC”), was merged into Savings Bank of Maine Bancorp, a mid-tier holding company (“Bancorp”), which owned 100% of the Bank. Bancorp was then merged into the Company and the Company thereby became the owner of all of the stock of the Bank.

Contemporaneously with the Merger Transaction, the Company issued 600,000 shares of common stock to private investors for $100 per share or a total purchase price of $60.0 million, of which $52.5 million was invested in the Bank as new capital (the “Recapitalization Transaction”).

The Bank’s primary market area is Maine and Southern New Hampshire with its business currently concentrated in the following counties: Kennebec (thirteen branches), Aroostook (five branches), the remaining fifteen branches spread over Cumberland, York, Lincoln, Sagadahoc, Washington and Penobscot counties. The Bank’s principal sources of funds are savings accounts, certificates of deposit, checking accounts (both interest and non-interest bearing) and borrowed.

The Bank’s loan portfolio is composed of commercial real estate loans, residential loans (fixed and adjustable rate: fixed rate loans are typically sold in the secondary market after origination and adjustable rate loans are typically retained in the Bank’s portfolio), home equity loans, commercial business loans and consumer loans.

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. For further information, refer to the consolidated financial statements and notes included in the Company’s annual financial statements for the year ended December 31, 2010.

In the opinion of management, the accompanying condensed consolidated financial statements of the Company contain all adjustments (consisting principally of normal recurring accruals) necessary to present fairly the financial position at June 30, 2011, and the results of operations and cash flows for the six-month periods ended June 30, 2011 and 2010. All significant intercompany transactions and balances are eliminated in consolidation. The results of operations for the six months ended June 30, 2011, are not necessarily indicative of the results to be expected for the full year.

SBM FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

At June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010

(Unaudited)

Subsequent Events

For purposes of the preparation of these financial statements in conformity with GAAP, the Company has considered transactions or events occurring through the date these financial statements were issued. Management has not evaluated subsequent events after that date for inclusion in the financial statements. See Note 7 for regulatory developments in 2011 through the issuance of these financial statements.

2.	Recently Issued Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-06, Fair Value Measurements and Disclosures (“ASC 820”)—Improving Disclosures about Fair Value Measurements, to amend the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires new disclosures on the transfers of assets and liabilities between Level 1 (quoted prices in active market for identical assets or liabilities) and Level 2 (significant other observable inputs) of the fair value measurement hierarchy, including the reasons and the timing of the transfers. Additionally, the guidance requires a roll forward of activities on purchases, sales, issuance, and settlements of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). The guidance became effective with the reporting period beginning January 1, 2010, except for the disclosure on the roll forward activities for any Level 3 fair value measurements, which became effective with the reporting period beginning January 1, 2011. Other than requiring additional disclosures, adoption of this new guidance did not have a material impact on the Company’s consolidated financial statements.

In July 2010, the FASB issued ASU No. 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. This ASU is intended to provide additional information to assist financial statement users in assessing an entity’s credit risk exposures and evaluating the adequacy of its allowance for credit losses. The guidance is effective for interim and annual reporting periods ending after December 15, 2010. Other than requiring additional disclosures, adoption of this new guidance did not have a material impact on the Company’s consolidated financial statements.

In April 2011, the FASB issued ASU No. 2011-02, Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring. This ASU is intended to provide clarification in determining whether a creditor has granted a concession and whether a debtor is experiencing financial difficulties for purposes of determining whether a restructuring constitutes a troubled debt restructuring. This guidance is effective for annual reporting periods ending on or after December 15, 2012, including interim periods within those annual periods. The adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial statements.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. This ASU clarifies how to measure fair value, but does not require additional fair value measurement and is not intended to affect current valuation practices outside of financial reporting. However, additional information and disclosure will be required for transfers between Level 1 and Level 2, the sensitivity of a fair value measurement categorized as Level 3, and the categorization of items that are not measured at fair value by level of the fair value hierarchy. The guidance is effective during interim and annual reporting periods beginning after December 15, 2011. The Company is currently evaluating the impact of the clarifications provided in ASU No. 2011-04 on the Company’s consolidated financial statements.

SBM FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

At June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010

(Unaudited)

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. This ASU will require that all nonowner changes in shareholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income. This guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Other than the manner of presentation, the Company believes the adoption of this new guidance will not have a material effect on the Company’s consolidated financial statements.

3.	Earnings (Loss) per Common Share

Basic earnings (loss) per common share represents income available to common stockholders divided by the weighted-average number of adjusted common shares outstanding during the period. The adjusted outstanding common shares equals the gross number of common shares issued less dilutive potential common shares. Diluted earnings (loss) per common share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued. Due to the net loss for the six months ended June 30, 2011, the incremental shares from assumed conversion are not included in the computation of diluted loss per share as the effect would be anti-dilutive. Potential common shares that may be issued by the Company relate to outstanding stock options, restricted stock and restricted stock unit awards and are determined using the treasury stock method.

The following table sets forth the computation of basic and diluted earnings per common share for the six months ended June 30, 2011 and 2010:

	2011	2010
Net income (loss)	$(926,355)	$9,019,582

Weighted average number of common shares issued	622,000	609,000
Less: average number of unvested restricted stock units	22,000	9,000

Adjusted weighted average number of common shares outstanding	600,000	600,000
Plus: dilutive unvested restricted stock units	—	28

Weighted average number of dilutive shares outstanding	600,000	600,028

Net income (loss) per share:
Basic earnings (loss) per common share	$(1.54)	$15.03
Diluted earnings (loss) per common share	$(1.54)	$15.03

There were 2,395 stock options as of and for the six months ended June 30, 2010, which were excluded from diluted income per share because their effect was anti-dilutive.

SBM FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

At June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010

(Unaudited)

4.	Securities

The amortized cost and fair value of securities, with gross unrealized gains and losses, at June 30, 2011 follow:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available-for-sale
U.S. Government-sponsored enterprises	$1,999,160	$500	$—	$1,999,660
Mortgage-backed securities	70,773,573	982,960	(15,863)	71,740,670
Marketable equity securities	69,000	283,312	—	352,312

Total securities available-for-sale	$72,841,733	$1,266,772	$(15,863)	$74,092,642

At June 30, 2011, U.S. Government-sponsored enterprise obligations with a carrying value of $3,712,914 were pledged to secure public deposits and for other purposes required or permitted by law. At June 30, 2011, the carrying amount of securities pledged to secure repurchase agreements was $29,727,512.

The amortized cost and fair value of debt securities by contractual maturity at June 30, 2011 follow:

	Amortized Cost	Fair Value
Within 1 year	$1,999,160	$1,999,660
Over 5 years through 10 years	—	—
Mortgage-backed securities	70,773,573	71,740,670

	$72,772,733	$73,740,330

Expected maturities will differ from scheduled maturities because the issuers of the securities may have the right to call or prepay obligations with or without cost of prepayment penalties.

For asset liability management purposes, the Company sold the remainder of its securities held-to-maturity during the six months ended June 30, 2011. Proceeds from the sale amounted to $20.8 million. Gross realized gains amounted to $643,720 and gross realized losses amounted to $275,184 in 2011. The tax provision applicable to the next realized gain amounted to $125,302 in 2011.

Information pertaining to securities with unrealized losses at June 30, 2011, aggregated by investment category and length of time in a continuous loss position, follows:

	Less than 12 months		12 months or greater		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities	$10,382,840	$15,863	$—	$—	$10,382,840	$15,863

Total temporarily impaired securities	$10,382,840	$15,863	$—	$—	$10,382,840	$15,863

Management evaluates investments for other-than-temporary impairment based on the type of investment and the period of time the investment has been in an unrealized loss position. At June 30, 2011, management believes these investments are not other-than-temporarily impaired.

SBM FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

At June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010

(Unaudited)

5.	Loans Receivable

A summary of the balances of loans at June 30, 2011 follows:

Real estate loans
Residential 1-4 family	$140,086,706
Construction 1-4 family	280,860
Commercial real estate	276,944,573
Commercial real estate construction	22,680,356
Home equity lines of credit	90,133,274

530,125,769

Commercial business loans	54,164,316

Consumer installment loans
Personal	17,556,852
Credit cards	917,119

18,473,971

Net deferred loan fees	(179,658)

Subtotal	602,584,398
Less: Allowance for loan losses	(25,924,903)

Loans, net	$576,659,495

An analysis of the allowance for loan losses for the six months ended June 30 follows:

	2011	2010
Balance at beginning of period	$31,691,232	$41,193,957
Provision for loan losses	—	—
Charge-offs	(6,843,004)	(12,371,965)
Recoveries of loans previously charged off	1,076,675	1,717,108

Balance at June 30	$25,924,903	$30,539,100

The following is a summary of information pertaining to impaired loans as of or for the six months ended June 30:

	2011	2010
Impaired loans without a valuation allowance	$48,161,934	$50,004,853
Impaired loans with a valuation allowance	14,146,235	3,751,616

Total impaired loans	$62,308,169	$53,756,469

Valuation allowance related to impaired loans	$4,283,744	$2,268,450

Average investment in impaired loans	$58,565,264	$57,751,256

Interest income recognized on impaired loans, all on a cash basis	$713,752	$904,318

SBM FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

At June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010

(Unaudited)

No additional funds are committed to be advanced in connection with impaired loans.

The following table summarizes the activity in allowance for loan loss for the six months ended June 30, 2011 by type of loan, net of deferred loan fees:

	Commercial Non-Real Estate	Commercial Real Estate	Commercial Construction	Residential Real Estate	Residential Real Estate Construction	Home Equity Lines Of Credit	Consumer	Unallocated	Total
Allowance for credit losses:
Beginning balance 12-31-10	$2,219,031	$18,740,328	$4,542,429	$1,637,855	$13,413	$1,221,658	$559,184	$2,757,334	$31,691,232
Charge-offs	(231,323)	(4,084,935)	(1,390,745)	(855,665)	—	(97,867)	(182,469)	—	(6,843,004)
Recoveries	76,616	401,721	457,034	97,933	—	300	43,071	—	1,076,675
Adjustments	572,951	1,468,501	(7,412)	(151,261)	(12,156)	(135,269)	17,688	(1,753,042)	—
Provision	—	—	—	—	—	—	—	—	—

Ending balance	$2,637,275	$16,525,615	$3,601,307	$728,862	$1,257	$988,821	$437,474	$1,004,292	$25,924,903

Ending balance:
Individually evaluated for impairment	$114,372	$1,843,560	$2,292,812	$33,000	$—	$—	$—	$—	$4,283,744

Collectively evaluated for impairment	$2,522,903	$14,682,055	$1,308,495	$695,862	$1,257	$988,821	$437,474	$1,004,292	$21,641,159

Loans acquired with deteriorated credit quality	$—	$—	$—	$—	$—	$—	$—	$—	$—

Loans
Ending balance:
Individually evaluated for impairment	$1,053,669	$45,407,294	$10,619,659	$4,390,920	$—	$836,527	$100	$—	$62,308,169

Collectively evaluated for impairment	$53,047,165	$231,704,128	$12,048,132	$135,434,432	$277,703	$89,302,207	$18,462,462	$—	$540,276,229

Loans acquired with deteriorated credit quality	$—	$—	$—	—	$—	$—	$—	$—	$—

Impaired Loans

The Bank periodically evaluates larger-balance, non-homogeneous loans for impairment. A loan is considered impaired when management determines that it is probable that the Bank will be unable to collect all amounts due according to the original contractual terms of the loan agreement. Impairment is measured by the difference between the recorded investment in the loan (including accrued interest, net deferred loan fees or costs, and unamortized premium or discount) and the estimated present value of total expected future cash flows, discounted at the loan’s effective rate or the fair value of the collateral, if the loan is collateral dependent.

In evaluating loss estimation for loans that are identified for individual evaluation, management identifies and reviews all loans, equal to or greater than $500,000, to be individually evaluated for impairment. Identification is based on one or more factors including: risk rating, delinquency, loan classification, non-accrual status, loans which are on a “watch list” or various other criteria periodically determined to be relevant by management.

SBM FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

At June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010

(Unaudited)

If, after such review, it is determined that a loan is not impaired, the loan will be grouped with other loans for consideration in developing the general reserve.

If, after such review, it is determined that a loan is impaired, then management measures the amount of impairment, which is included as a specific reserve within the overall allowance for loan losses. Subsequent evaluations of impairment, and adjustments to the reserve, if determined appropriate, are performed on a quarterly basis.

If it is determined that an “impaired loan” has no impairment amount, the loan will remain segregated as impaired, but no reserve will be established. Subsequent evaluations of impairment, and adjustment to the reserve if determined appropriate, are performed on a quarterly basis.

In addition, management will review for impairment any group of loans with individual balances less than $500,000 and which may have similar risk/class characteristics in common, that have been adversely affected by an environmental or economic change.

The following table summarizes impaired loans as of and for the six months ended June 30, 2011:

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance:
Commercial	$763,001	$763,001	$—	$1,118,832	$2,406
Commercial real estate	39,343,008	48,009,692	—	36,924,299	553,115
Commercial construction	3,017,574	6,167,025	—	2,969,970	—
Residential real estate	4,201,724	4,201,724	—	2,541,789	70,257
Residential construction	—	—	—	—	—
Home equity lines of credit	836,527	836,527	—	447,350	1,484
Consumer	100	100	—	73,676	—

	48,161,934	59,978,069	—	44,075,916	627,262

With an allowance recorded:
Commercial	290,668	606,837	114,372	290,668	—
Commercial real estate	6,064,286	7,555,319	1,843,560	6,107,247	60,236
Commercial construction	7,602,085	8,365,404	2,292,812	7,964,818	23,092
Residential real estate	189,196	189,196	33,000	126,615	3,162
Residential construction	—	—	—	—	—
Home equity lines of credit	—	—	—	—	—
Consumer		—	—	—	—

	14,146,235	16,716,756	4,283,744	14,489,348	86,490

Total:
Commercial	1,053,669	1,369,838	114,372	1,409,500	2,406
Commercial real estate	45,407,294	55,565,011	1,843,560	43,031,546	613,351
Commercial construction	10,619,659	14,532,429	2,292,812	10,934,788	23,092
Residential real estate	4,390,920	4,390,920	33,000	2,668,404	73,419
Residential construction	—	—	—	—	—
Home equity lines of credit	836,527	836,527	—	447,350	1,484
Consumer	100	100	—	73,676	—

	$62,308,169	$76,694,825	$4,283,744	$58,565,264	$713,752

SBM FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

At June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010

(Unaudited)

Estimating the Allowance for Loan Losses

The Bank’s methodology for assessing the appropriateness of the allowance for loan losses consists of several key elements, which include a general allowance estimated using the combination of historical loss factor ratios and various qualitative loss factors which management determines, as well as specific allowances relating to impaired loans, and a general unallocated portion relating to general risk assessment in relation to the total loan portfolio. Qualitative factors include management’s consideration of any inherent risks which may not be reflected in historical loss factor ratios. Such qualitative factors are also graded for special mention, substandard and doubtful sub segments of the loan portfolio. In determining the appropriateness of qualitative factors as well as the overall adequacy of the allowance, management considers various outside factors such as industry-wide data, current economic data, loss and allowance data of other commercial banks and savings institutions of similar size and geographic area.

Allowances for losses on impaired loans are provided for when the losses are probable and estimable. Such provisions are based on management’s estimate of the fair value of the collateral considering current and anticipated future market conditions or estimated present value of total expected future cash flows, if the loan is not collateral dependent. When available information confirms that loans or portions thereof are uncollectible, these amounts are charged off against the allowance for loan losses. Subsequent recoveries, if any, are credited to the allowance.

An unallocated additional allowance is included in the overall allowance for loan losses and is based upon management’s evaluation of various factors that are not directly measured in the determination of the general and specific allowances. These factors include changes in the size and composition of the loan portfolio, current economic and business conditions, and trends in delinquencies and classified loans. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

For purposes of calculating the appropriate level of allowance for loan losses, the loan portfolio is currently segregated into five categories: Pass, Special Mention, Substandard, Doubtful and Loss.

Credit Quality Indicators

The Bank identifies and categorizes loans with similar risk profiles by applying a credit quality indicator (risk rating) to the various loan categories within its portfolio.

The risk ratings are represented by grades of 1, 2, 3, 4, Watch, 5, 6, 7 and 8 representing the lowest to highest risk ratings. Risk ratings are further grouped for purposes of evaluating the allowance for loan losses (ALLL) as follows:

Risk Ratings 1 through 4 and Watch are considered “Pass” credits

Risk Rating 5 is considered “Special Mention”

Risk Rating 6 is considered “Substandard”

Risk Rating 7 is considered “Doubtful”

Risk Rating 8 is considered “Loss”

Commercial loans are grouped using all of the categories referenced above. Residential loans are grouped as Pass, Special Mention or Substandard. Consumer loans are grouped as Performing or Non-performing.

SBM FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

At June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010

(Unaudited)

Performing loans are loans which are current or past due less than 90 days. Non-performing loans are loans which are past due 90 days or more and are not accruing interest.

The risk rating of loans enables management to be fully informed about the composition of the loan portfolio, its overall quality and areas containing extraordinary risk. Any loan review conducted by the loan review officer will also include an evaluation of the loan’s risk rating.

All commercial loans are to be assigned a risk rating at inception by the originating loan officer. The initial rating should be determined after evaluation of many aspects of the credit including, but not limited to:

•	Financial condition as reflected in the balance sheet;

•	Results of operations as reflected in the income and cash flow statements;

•	Financial trends over at least the most recent three-year period;

•	Quality and reliability of financial statements;

•	Bank and trade checks, and credit bureau reports;

•	Industry outlook;

•	Quality and marketability of collateral;

•	Analysis of guarantor’s financial position; and

•	Analysis of socio-political and economic factors.

No one factor should be used to determine the degree of risk. Rather, the rating assigned reflects a composite of all of the criteria listed above, as well as any other factors known to the account officer, which should be considered in assessing credit risk.

In practice, most of the loans originated receive an initial Pass risk rating of Desirable (reasonable risk), or Satisfactory or Fair (acceptable risk).

The following definitions generally outline credit characteristics of loans in specific risk rating categories used by the Bank:

1. Fully Secured by Cash

2. Superior

•	Borrower is a major corporation

•	Borrower has substantial financial capacity

•	Borrower has satisfactory profit margins

•	Borrower has excellent liquidity

•	Borrower has consistent track record and compares favorably with industry standards

•	The collateral coverage is 1.50X or better

•	There is an absence of any significant credit risk

•	Debt coverage is 1.50X or better

SBM FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

At June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010

(Unaudited)

•	Loan is properly structured

•	No deficiencies in credit information

3. Desirable

•	Borrower has substantial financial capacity

•	Borrower has above average profit margins

•	Borrower has excellent liquidity

•	Borrower has consistent track record and compares favorably with industry standards

•	There is an absence of any significant credit risk

•	Loan is properly structured

•	The collateral coverage is 1.20X or better

•	No deficiencies in credit information

•	Debt coverage is 1.40X or better

4. Satisfactory

•	Established borrower that represents acceptable credit risk

•	Financial analysis displays satisfactory financial condition and earning power

•	Company has good asset quality and capacity to meet loan payments

•	Company meets normal industry standard and does not require extensive monitoring

•	Loan adheres to credit policy in every respect

•	If borrowing is a line of credit, company should be out of debt for a minimum of 30 days per fiscal year

•	Unsecured loans to individuals supported by satisfactory statements and exhibits adherence to repayment programs

•	Loans are secured with proper margin on equipment for which there is an active market

•	Loans secured by real estate maintain a loan-to-value (LTV) that is within bank policy

•	Debt coverage is 1.20X to 1.40X

W. Fair/Pass Watch

•	Loans in this category have demonstrated satisfactory asset quality, earnings history, liquidity and other adequate margins of creditor protection

•	Loans represent a moderate credit risk and some degree of financial stability

SBM FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

At June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010

(Unaudited)

•	Loans are considered collectible in full, but perhaps require greater than average amount of loan officer attention

•	Loans in this category would be characterized by any of the following situations:

a)	Weaker borrowers whose loans are secured by properly margined business collateral such as accounts receivable, inventory and specialized equipment

b)	Unseasoned smaller loans

c)	Seasoned loans with satisfactory repayment history, apparent adequate collateral margin, but stale financial information

d)	Excessive vulnerability to competition

e)	Speculation construction loans where the builder does not have a high net worth and/or income

f)	Dependence on limited customer base or source of supply

g)	Real estate loans may be above the standard LTV policy of 75%

h)	Debt coverage is 1.00X to 1.20x

5. Special Mention

•	To identify assets that do not yet warrant adverse classification, but possess credit deficiencies or potential weakness deserving management’s close attention

•	Adverse trends in business operations and deterioration in the balance sheet which have not reached the point where the liquidation of the debt is jeopardized

•

Deterioration in collateral values where normal advance rates cannot be maintained when liquidation value of the collateral may be declining as a source of repayment in view of adverse financial trends

•	Failure to obtain proper loan documentation

•	Inadequate loan agreement

•	Inadequate loan/credit information

•	Loans secured by real estate may have declined in value whereby the Bank is not adequately secured

•	Debt coverage is less than 1.00X

6. Substandard

•	Loans which exhibit some appropriate combinations of the following well defined weaknesses:

a)	Loans, which are inadequately protected by the current net worth and paying capacity of the borrower or of the collateral

b)	Loans which have well defined weaknesses based on objective evidence

SBM FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

At June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010

(Unaudited)

c)	Loans where future losses to the Bank are possible if the deficiencies in the assets are not corrected

d)	Loans where the possibility of liquidation would not be timely even if there is little likelihood of total loss

e)	Loans where the primary source of payment is gone, and the Bank is relying on a secondary source

f)	Loans where the guarantors are unable to generate enough cash flow for debt reduction

g)	Loans where collateral has deteriorated

h)	Loans where flaws in documentation exist

i)	Loans secured by real estate where the appraisal does not conform to the Bank’s appraisal standards, and where it can be demonstrated that the assumptions underlying the appraisal are incorrect

j)	One-to-four family residential real estate loans and home equity loans and lines that are delinquent 90 days or more and with LTV’s greater than 60%

7. Doubtful

•	Loans which exhibit some appropriate combinations of the following characteristics:

a)	Assets which have all the weaknesses inherent in those classified as “Substandard” and which, in addition, make collection or liquidation in full highly questionable and improbable, when considering currently existing facts, conditions, and values

b)	Loans which exhibit discernible loss potential, if some, but not a complete loss seems very likely

c)	Loans where primary source of repayment is gone and serious doubt exists as to quality of a secondary source of repayment

d)	Loans where the possibility of loss is high, but, because of certain important and specific pending factors which may strengthen the assets, their classification as a loss is deferred until a more exact status can be determined

e)	Loans where a “Doubtful” classification probably would not be repeated at a later examination because of the existence of enough time to resolve pending factors which could work to strengthen the assets

f)	Loans where a “Loss” classification would normally be warranted if pending events did not occur, and repayment was deferred to await new developments

g)	Loans where the entire asset should not be classified as a loss if the probability of a partial recovery is substantial

8. Loss

•

Loans, which are uncollectible and of such little value their continuance, as an asset is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be affected in the future.

SBM FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

At June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010

(Unaudited)

Risk ratings are reviewed on a regular basis by internal and external loan review functions.

The following tables summarize the credit risk rating profile of the Bank’s loan portfolio at June 30, 2011, net of deferred loan fees:

Commercial Credit Risk Exposure

Credit Risk Profile by Creditworthiness Category

Credit Risk Rating	Commercial Non-Real Estate	Commercial Real Estate	Commercial Construction
1	$12,033,567	$612,469	$—
3	669,754	2,669,459	—
3	11,299,687	24,446,383	—
W	5,315,854	46,974,581	1,448,049
4	11,979,994	86,259,416	978,147
5	5,470,145	29,984,263	439,614
6	7,313,252	85,882,655	19,801,981
7	18,582	282,196	—

Total	$54,100,835	$277,111,422	$22,667,791

Residential Credit Exposure

Credit Risk Profile by Internally Assigned Grade

Grade	Residential	Residential Construction	HELOC
Pass	$130,924,620	$277,703	$88,787,835
Special Mention	—	—	—
Substandard	8,900,732	—	1,350,899

Total	$139,825,352	$277,703	$90,138,734

Consumer Credit Exposure

Credit Risk Profile by Internally Assigned Code

Consumer
Performing	$18,123,628
Nonperforming	338,934

Total	$18,462,562

Past Due and Non-Accrual Loans

Loans are typically placed on non-accrual status when they are 90 days past due. A loan is not returned to accrual status until it is brought current with respect to both interest and principal and future periodic payments are no longer in doubt.

SBM FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

At June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010

(Unaudited)

The following tables summarize the aging analysis of past due loans and non-accrual loans by class within the Bank’s portfolio at June 30, 2011, net of deferred loan fees:

Past Due Loans:

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans	Recorded Investment Loans> 90 Days
Commercial Other	$611,280	$226,142	$1,695,116	$2,532,538	$51,568,296	$54,100,834	$—
Commercial real estate	6,689,432	7,811,667	24,696,485	39,197,584	237,913,838	277,111,422	—
Commercial Construction	—	—	9,921,919	9,921,919	12,745,872	22,667,791	—
Residential real estate	676,821	2,110,423	5,432,336	8,219,580	131,605,772	139,825,352	—
Residential construction	—	—	—	—	277,703	277,703	—
HELOC	793,507	779,576	1,350,899	2,923,982	87,214,752	90,138,734	—
Consumer	366,473	348,068	338,933	1,053,474	17,409,088	18,462,562	—

Total	$9,137,513	$11,275,876	$43,435,688	$63,849,077	$538,735,321	$602,584,398	$—

Non-Accrual Loans:

Commercial Other	$1,828,604
Commercial real estate	29,992,900
Commercial Construction	9,921,919
Residential real estate	5,594,818
Residential construction	—
HELOC	1,392,710
Consumer	349,270

$49,080,221

Troubled Debt Restructurings

From time to time, as part of the Bank’s loss mitigation process, management may agree to modify the contractual terms of a borrower’s loan. In cases where a loan is modified and in so doing a concession is granted to a borrower experiencing financial difficulty that would not otherwise be considered, such as a lower interest rate than what a new borrower of similar credit risk would be offered, the modification is considered a troubled debt restructuring. A loan modified in a troubled debt restructuring is evaluated for impairment until future collection of principal and interest is reasonably assured, which generally requires the borrower to demonstrate a period of performance according to the restructured terms.

6.	Legal Contingencies

The Bank is subject to various legal claims from time-to-time in the normal course of business. In the opinion of management, the claims existing at June 30, 2011 will have no material effect on the Company’s consolidated financial statements, except as follows:

The Bank is involved in a lawsuit against Edgecomb Development, LLC, Roger Bintliff and Bintliff’s Restaurant Corp. (collectively, “Edgecomb”), originally filed on October 28, 2009 and now pending in the

SBM FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

At June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010

(Unaudited)

Maine Superior Court, arising out of a series of defaulted loans made by the Bank to Edgecomb between 2005 and 2008 totaling approximately $15 million. The Bank has foreclosed on property previously owned by Edgecomb but seeks to recoup a deficiency of approximately $8 million. The defendants have asserted counterclaims for breach of oral contract and fraud against the Bank, alleging that the Bank made additional oral representations beyond the terms of the written loan agreements that the Bank failed to honor, which led to the default on the loans and the loss of Edgecomb’s business. The Bank has filed a motion for summary judgment on the two counterclaims remaining after dismissal of other counterclaims, and that motion remains pending. Mediation is currently ongoing in the matter. The Bank’s directors’ and officers’ insurance carrier is defending. The insurance policy has up to $2 million of coverage. Although the defendants have not specified a damages amount in their court filings, they have made claims in the mediation which are in excess of the amount of insurance coverage. The Company believes that the defendants’ claims are without merit, but it cannot predict the outcome of any trial of those claims that may occur if mediation is not successful or the Bank’s motion for summary judgment is denied.

Additionally, in connection with the Holding Company Loan entered into as part of the Recapitalization Transaction, the Company and the Bank may be responsible for the payment of damages pending the outcome of a lawsuit filed on February 18, 2011 in the U.S. District Court for the District of Connecticut by Bankers’ Bank Northeast (“BBNE”). BBNE brought a lawsuit against the individuals who were directors of the Bank in 2008 when BBNE made the original $18 million Holding Company Loan to Bancorp, then a holding company of the Bank (the “Original BBNE Loan”). The Original BBNE Loan was restructured at the time of the Recapitalization Transaction from $18 million to $9 million with the consent of BBNE. In connection with the restructuring of the Holding Company Loan, BBNE released all claims against the Company, the Bank and the current and former officers and directors, but it reserved the right to bring a legal action for damages under the directors’ and officers’ liability insurance carried by the Bank at the time of the Original BBNE Loan. Subsequent to the release of claims against all parties, including the former directors, BBNE filed suit for damages against the former directors. This lawsuit is being defended by Bancorp’s Directors’ and Officers’ Liability Insurance carrier which had insurance in effect at the date of the lawsuit. If the plaintiffs prevail in their lawsuit against the former directors, it is possible that the former directors may seek indemnification from the Company or the Bank, under indemnification provisions contained in the Bank’s or Bancorp’s organization documents or bylaws, for any damages which the former directors may incur in excess of available insurance. The Company believes that this lawsuit is without merit and that any claims against former directors for which indemnification might be sought against the Company or the Bank were released at the time of the restructuring of the Original BBNE Loan.

7.	Minimum Regulatory Capital Requirements

The Bank and the Company are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements may result in regulators initiating certain mandatory and discretionary actions that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

SBM FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

At June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010

(Unaudited)

Quantitative measures established by regulation to ensure capital adequacy requires the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital to adjusted total assets (as defined).

As of June 30, 2011 the Bank met or exceeded the capital requirements set forth in the IMCR, which exceed the standard capital requirements for a well capitalized bank.

The Bank’s actual capital amounts and ratios at June 30, 2011 are presented in the following table:

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(dollars in thousands)
Total Risk-Based Capital to Risk-Weighted Assets	$119,957	19.6%	$49,076	8.0%	$61,345	10.0%
Tier 1 Risk-Based Capital to Risk-Weighted Assets	112,058	18.3%	24,538	4.0%	36,807	6.0%
Tier 1 Core Capital to Adjusted Total Assets	112,058	14.4%	31,235	4.0%	39,044	5.0%

The Company’s actual capital amounts and ratios at June 30, 2011 are presented in the following table:

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(dollars in thousands)
Total Risk-Based Capital to Risk-Weighted Assets	$105,969	17.4%	$48,711	8.0%	$60,889	10.0%
Tier 1 Risk-Based Capital to Risk-Weighted Assets	98,127	16.1%	24,356	4.0%	36,534	6.0%
Tier 1 Core Capital to Adjusted Total Assets	98,127	12.7%	31,032	4.0%	38,790	5.0%

The Bank is subject to a number of continuing conditions in the Approval Order that approved the VSC Plan, as described under Description of Business and Basis of Presentation-General above, including the requirement for the Bank to obtain prior regulatory non-objection to the hiring and compensation arrangements with executive officers, the adherence to a business plan filed with the VSC Plan, and subsequently amended with regulatory consent, and the submission of periodic financial information.

On January 3, 2011, the Bank and the Company each entered into a Memorandum of Understanding with the OTS requiring (i) the Bank to reduce problem assets, develop and implement action plans with respect thereto and report on its progress with respect to such assets, (ii) the Bank to adopt and follow certain policies and procedures, (iii) the Bank to restrict acceptance of brokered deposits and (iv) the Company to report to the OTS on the Company’s progress relative to its business plan as filed with OTS at the time of the Voluntary Supervisory Conversion and updated thereafter and (v) the Company not to incur indebtedness or make capital distributions without obtaining prior OTS non-objection. The Bank was also made subject to an Individual Minimum Capital Requirement agreement (IMCR) dated January 3, 2011, which requires the Bank to maintain a Tier 1 (Core) Capital Ratio of 9% and a Total Risk-Based Capital Ratio of 13%. As of June 30, 2011, the Bank is in compliance with the IMCR.

SBM FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

At June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010

(Unaudited)

8.	Equity Incentive Plan

The Company adopted an Equity Incentive Plan in 2010 under which 60,000 shares of common stock were reserved for issuance to directors, officers and other eligible persons. Awards are made by the Compensation Committee of the Board of Directors and may take the form of options, restricted stock, restricted stock units or other incentive securities.

Stock-based compensation expense for the six months ended June 30, 2011 and 2010 totaled $558,308 and $0, respectively and was reflected as additional paid-in capital in the consolidated statements of changes in equity capital and as salaries and benefits expense in the consolidated statements of operations. The 2011 stock-based compensation expense represents stock options and restricted stock units being expensed over their respective vesting periods.

9.	Fair Value

FASB ASC 820, Fair Value Measurements and Disclosures, defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements.

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) or identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Assets measured at fair value on a recurring basis are summarized below.

	Fair Value Measurements at June 30, 2011 Using
	Total	Quoted Prices In Active Markets for Inputs (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities available-for-sale
U.S. Government-sponsored enterprises	$73,740,330	$—	$73,740,330	$—
Marketable equity securities	352,312	281,812	69,000	—

SBM FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

At June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010

(Unaudited)

Assets measured at fair value on a nonrecurring basis are summarized below.

	Fair Value Measurements at June 30, 2011 Using
	Total	Quoted Prices In Active Markets for Inputs (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans	$9,862,491	$—	$9,862,491	$—
Other real estate owned	9,353,458	—	9,353,458	—

Impaired loans were written down to their fair value of $9,862,491 at June 30, 2011 resulting in an impairment charge through the allowance for loan losses.

Real estate acquired through foreclosure is recorded at fair value. The fair value of other real estate owned is primarily based on property appraisals and an analysis of similar properties currently available.

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. FASB ASC 825, which governs fair value disclosures for financial instruments, excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used by the Bank in estimating fair value disclosures.

Cash and cash equivalents: The carrying amounts of cash, cash equivalents and federal funds sold approximate fair values.

Securities: The fair value of securities available-for-sale is determined by obtaining quoted prices on nationally recognized securities exchanges or matrix pricing, which is a mathematical technique, used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities, but rather by relying on the securities relationship to other benchmark quoted securities. The carrying values of other investments and restricted equity securities, including FHLB stock, approximate fair values.

Loans held for sale: Fair values of loans held for sale are based on commitments on hand from investors or prevailing market prices and approximate book value as the loans were originated near year end.

Loans receivable: For variable-rate loans that re-price frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The fair value of impaired loans is primarily based upon appraisals by third-party appraisers and brokers opinions by third-party brokers. The appraisals and opinions are based upon comparable prices for similar assets in active markets for residential real estate loans, and less active markets for commercial loans.

Mortgage servicing rights: The fair value of mortgage servicing rights is primarily based upon a valuation model that calculates the present value of estimated net servicing income. This model incorporates certain

SBM FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

At June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010

(Unaudited)

assumptions that market participants would likely use in estimating future net servicing income, such as interest rates, prepayment speeds and the cost to service (including delinquency and foreclosure costs), all of which require a degree of management judgment.

Accrued interest: The carrying amounts of accrued interest approximate fair value.

Deposit and mortgagors’ escrow accounts: The fair values for demand deposits (e.g., interest and non-interest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregate expected monthly maturities on time deposits.

Securities sold under retail agreements to repurchase: The carrying amounts of borrowings under repurchase agreements maturing within one to four days from the transaction date approximate their fair values.

Deferred compensation liabilities: The fair value of the deferred compensation liabilities approximates their carrying value.

Treasury tax and loan account: The fair value of the treasury tax and loan account approximates its carrying value.

Note payable: The fair value of this borrowing is estimated using discounted cash flow analyses based on current incremental borrowing rates for similar types of borrowing arrangements.

Off-balance-sheet instruments: The Bank’s off-balance-sheet instruments consist of loan commitments. Fair values for loan commitments have not been presented, as the future revenue derived from such financial instruments is not significant.

The estimated fair values, and related carrying amounts, of the Company’s financial instruments are as follows:

	June 30, 2011
	Carrying Amount	Fair Value
	(dollars in thousands)
Financial assets
Cash and cash equivalents	$76,276	$76,276
Securities available-for-sale	74,093	74,093
Other investments	10	10
Federal Home Loan Bank stock	4,782	4,782
Loans held for sale	391	391
Loans, net	576,659	586,923
Mortgage servicing rights	1,446	2,442
Accrued interest receivable	2,289	2,289

Financial liabilities
Deposits	636,099	640,870
Repurchase agreements	23,016	23,016
Deferred compensation liabilities	5,933	5,933
Treasury tax and loan account	531	531
Mortgagors’ escrow accounts	204	204
Note payable	9,000	9,000
Accrued interest payable	164	164